
KINGFISHER

03 SEP 10 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washigton, D.C. 20549
United States


03029913

SUPPL

By Courier

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

5 September 2003

Re. Kingfisher plc – Submission of information under Rule 12g3-2(b)
File number: 82-968

Please find enclosed the documents listed in Exhibit A, covering the period 1 April 2003 to 5 September 2003, that are being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the ***Exchange Act***).

The information set forth in this letter and enclosed herewith is being furnished on the understanding that:

(i) the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Sectio 18 of the Exchange Act, and
(ii) neither this letter nor the furnishing of the enclosed information constitutes an admission for any purpose that Kingfisher plc would be subject to the Exchange Act.

Certain routine market announcements, including dealings in the shares of the company by employee share plans, notifications of substantial shareholdings and half-yearly returns of block-listed shares allotted under employee share plans, have not been included as we understand that these are not required to be furnished under Rule 12g3-2(b).

Please do not hesitate to contact me on +44 20 7644 1042 if you should have any questions.

Yours sincerely

Martin H Stokes
Deputy Company Secretary

Kingfisher plc
3 Sheldon Square Paddington London W2 6PX Telephone +44 (0) 20 7372 8008 Facsimile +44 (0) 20 7644 1001 Website www.kingfisher.com

EXHIBIT A



Kingfisher plc
File reference 82-968

No.	Date	Description
1	01/04/2003	Market announcement: Change of head office address
2	14/04/2003	Market announcement: Demerger of Electricals business
3	14/04/2003	Market announcement: Financial effects of demerger
4	22/04/2003	Market announcement: Offer for Castorama minority
5	22/04/2003	Market announcement: Deposition of document
6	22/04/2003	Shareholder circular: Scrip dividend alternative
7	23/04/2003	Market announcement: Sale of Reno-Depot
8	06/05/2003	Market announcement: Deposition of document
9	06/05/2003	Annual Report and Accounts 2003
10	23/05/2003	Market announcement: Acquisition of Castorama
11	04/06/2003	Market announcement: 1st quarter results
12	10/06/2003	Market announcement: Deposition of document
13	10/06/2003	Resolutions approved at AGM
14	13/06/2003	Market announcement: Appointment of directors
15	17/06/2003	Market announcement: Demerger of Electricals business
16	17/06/2003	Market announcement: Deposition of documents
17	17/06/2003	Shareholder circular: Demerger of Electricals business
18	04/07/2003	Market announcement: Result of shareholder meeting
19	11/07/2003	Market announcement: Sale of Dubois Materiaux
20	07/08/2003	Market announcement: Listing of securities
21	05/08/2003	Market announcement: Interim results announcement
22	04/09/2003	Market announcement: Update on sale of Reno-Depot



Kingfisher plc
File Reference 82-968





Full Text Announcement 03 SEP 10 AM 7:21

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Company	Kingfisher PLC
TIDM	KGF
Headline	Offer Update
Released	07:00 23 May 2003
Number	4765L

KINGFISHER COMPLETES 100% ACQUISITION OF CASTORAMA

Kingisher notes that the following announcement has been issued by the *Conseil des Marchés Financiers* in Paris, concerning the acquisition by Kingfisher of the final minority shares in Castorama. As a result, Kingfisher now owns 100% of the issued share capital of Castorama.

"Goldman Sachs International has notified the *Conseil des Marchés Financiers* ('CMF') that, as a result of the public buyout offer and compulsory buyout offer for the shares of Castorama Dubois Investments ('Castorama'), that was opened on 8 May and closed on 21 May 2003, Kingfisher plc has acquired in the market 185,382 Castorama shares at the unit price of 67 euros.

Following the close of the public buyout offer, Kingfisher plc holds directly and indirectly 158,951,894 Castorama shares, representing 99,57% of the issued share capital and 99,77% of the voting rights of Castorama.

As stated in its notice number 2003-1326 issued by Euronext Paris SA on 7 May 2003, Castorama shares are to be delisted from the *Premier marché* on 22 May 2003. This is the date on which, in accordance with the provisions of articles 5-7-1 and 5-7-3 of the General Regulation of the CMF, number 98-25, dated 18 November 1998, all remaining Castorama shares that have not been tendered to the public buyout offer by the minority shareholders are transferred to Kingfisher plc."

Broker and Institutional Enquiries

Loraine Woodhouse, Head of IR, UK & USA	+44 (0) 20 7644 1032
Frederique Lepelletier, Head of IR, Continental Europe	+44 (0) 20 7644 1030

Media Enquiries

Jonathan Miller, Head of Corporate Comms, UK	+44 (0) 20 7644 1031
Graham Fairbank, Head of Corporate Comms, France	+33 (0) 1 43 18 52 26
Kingfisher plc	+44 (0) 20 7372 8008
Kingfisher website	www.kingfisher.com

END

Company website

(11)

Kingfisher plc
File Reference 82-968





Full Text Announcement

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Company	Kingfisher PLC
TIDM	KGF
Headline	1st Quarter Results
Released	07:00 4 Jun 2003
Number	8921L

EMBARGOED UNTIL 0700 HOURS

Wednesday 4 June 2003

KINGFISHER REPORTS FIRST QUARTER TRADING RESULTS FOR 13 WEEKS ENDED 3 MAY 2003

	2003 £m	2002 £m	Change
Retail sales	2,632.6	2,410.8	+9.2%
Like-for-like sales	+4.1%	+1.4%	n/a
Retail profit (1)	154.0	114.6	+34.4%
Stocks	1,822.6	1,772.2	+2.8%
Capital expenditure	103.9	109.7	(5.3)%
Net debt	1,228.8	951.9	n/a

- **Group retail profit up 34% as reported, ahead 18% on an underlying basis** (2)
- **B&Q sales up nearly 13% with profit ahead 16.7%**
- **Castorama France delivers sales and profit up 3.6% and 19.0% respectively in local currency**
- **Castorama integration progressing well**
- **KESA Electricals still facing tough market conditions, retail profit for the ongoing business declined £2 million in this seasonally less significant quarter**
- **Plans on track for second quarter demerger of KESA Electricals**

Kingfisher Chief Executive Gerry Murphy said:

> *"This is another strong quarter from B&Q and* Brico Dépôt, *and Castorama France is now making good progress. Comet, Darty and BUT all achieved a modest sales growth but margins suffered in a generally difficult French market."*

(1) Retail sectors only, excludes property, acquisition goodwill amortisation, exceptional items and other operating costs

(2) Excluding losses from the recently sold German electricals brand ProMarkt and currency translation gains

Kingfisher plc
File Reference 82-968

Kingfisher plc has today announced trading results for the first quarter to 3 May 2003, with retail sales ahead 9.2% to £2.6 billion. On a like-for-like basis, sales grew 4.1%.

Reported retail profit was ahead 34.4% to £154 million, benefiting from the elimination of losses from the recently-sold German electricals business ProMarkt and currency translation gains arising on restating euro denominated profit into sterling. On an underlying, constant currency basis, retail profit was ahead 18%.

The Group's Home Improvement business grew total sales by 17%, up 6.5% on a like-for-like basis. Strong like-for-like growth was achieved in the UK, France, Italy and China. Reported retail profit was up nearly 30% to £132 million. Excluding the effect of currency translation gains, retail profit was ahead 26%.

The KESA Electricals business continues to face tough market conditions in continental Europe for both electricals and furniture products. Total sales for the quarter, excluding ProMarkt, grew 9.1% but declined 1.3% on a like-for-like basis. Reported retail profit rose by nearly 72% in the quarter reflecting the elimination of German losses and currency translation gains. Profit for the ongoing KESA business fell 16% at constant exchange rates.

A more detailed sector analysis appears on the following pages.

Company profile

1. Kingfisher is Europe's leading home improvement retailer and is ranked number three in the world. With more than 600 home improvement stores across the globe, the Group is the world's most international home improvement retailer, enjoying market leading positions in the UK, France, Poland, China and Taiwan. Sales for the Home Improvement sector for the year to 1 February 2003 were more than £6.7 billion, with a retail profit of more than £534 million. Kingfisher also has a strategic alliance with Hornbach, Germany's leading Home Improvement warehouse retailer, which operates 100 stores across Europe.

2. KESA Electricals operates more than 650 stores in seven countries and is Europe's third largest electricals retailer. As well as holding the leading position in France with Darty and BUT and the number two position in the UK through Comet, it also enjoys leading positions in Belgium, the Czech Republic and Slovakia. Sales for the year to 1 February 2003 were £3.9 billion, with retail profit of £160 million.

HOME IMPROVEMENT

	Sales £m		Total change %	LFL change %	Retail profit (1) £m		Tot chan %
	2003	2002			2003	2002	
UK	**1,071.0**	945.6	13.3	7.1	**82.2**	68.7	
France(2)	**582.7**	463.1	25.8	6.5	**44.0**	29.5	
International	**218.7**	191.1	14.4	3.2	**6.5**	4.0	
TOTAL	**1,872.4**	1,599.8	17.0	6.5	**132.7**	102.2	

(1) Restated to include e commerce losses for both years (2003 £0.9 million; 2002 £3.1 million)

(2) Costs of the French corporate head office have been reallocated, in both years, to other operating costs. (2003 £2.1million; 2002 £4.0million)

	Store numbers		Selling space (000 sq.m.)	
	2003	2002	2003	2002
UK	**321**	317	**2,030.2**	1,896.0
France	**163**	152	**1,239.7**	1,184.0
International	**128**	114	**919.8**	807.3
TOTAL	**612**	583	**4,189.7**	3,887.3

UK

B&Q benefited from favourable spring weather with particularly strong sales in seasonal products, showroom ranges and power tools. Growth in each of these categories was boosted by a number of new ranges. In showroom, the 'it' kitchen range was launched across the Supercentre estate. To support this growth, B&Q has also invested in a dedicated showroom fulfilment centre that is now delivering nearly 2,000 orders direct to customers every week. Power tools continued to benefit from the success of the Performance Power own brand range which, during the period, consolidated its position as the UK's number one power tool range.

Gross margin improved in the quarter, contributing to the overall increase in operating margin. B&Q continued to invest in staff training, with staff costs growing slightly ahead of sales.

Four B&Q Warehouses opened in the quarter, bringing the total to 96, and the chain now accounts for 57% of B&Q's total UK sales space.

B&Q's trial of the 'mini-Warehouse' store format continued during the period, with the four new stores and four refurbished stores all trading well. Mini-Warehouse is an update of the Supercentre format with greater stock density, B&Q Warehouse-style racking and a significant extension to the range typically seen in Supercentre stores. A number of Supercentres are likely to be revamped into the mini-Warehouse format during the second quarter, with five new or extended mini-Warehouses planned to open before the year end.

B&Q grew total sales by 12.8%, up 6.3% on a like-for-like basis. Retail profit was ahead 16.7%. Screwfix grew sales by 22%, with profit growing well ahead of sales.

FRANCE

Also benefiting from favourable weather, Castorama France grew sales by 3.6% in local currency terms, a like-for-like increase of 2.1%. Sales growth in garden products, building materials, bathrooms and flooring was strong, driven by a more competitive pricing position and Castorama's continued focus on range improvements.

In local currency, retail profit was up 19% in the quarter, benefiting from the improved sales and substantially reduced pre-opening costs. Initiatives such as product cross-marketing, gondola ends, cash-ends and stock management were in place throughout the quarter and helped drive sales. Testing also began on range merchandising, pricing on key lines and in-store signage.

Brico Dépôt continued its strong growth with total sales up 42% in local currency and like-for-like sales up 17.6%, following last year's flat growth which was adversely impacted by the introduction of the euro. This was driven in particular by strong sales of building materials, new bathroom ranges and new merchandising of kitchen ranges.

Expansion continued during the quarter with the opening of two new stores, one of which was a transfer from Castorama, bringing the total to 58. A further five are planned to open in the remainder of the year. In local currency, retail profit was up by more than 80% in the quarter.

INTERNATIONAL

Kingfisher's international business grew operating profit by £2.5 million in the quarter, with a strong profit performance by Castorama in Italy and Poland, Réno-Dépôt in Canada and the withdrawal from the loss-making Castorama Germany operation which was announced last year.

Total sales grew by more than 14%, with like-for-like sales of 3.2% held back by flat like-for-like sales at Réno-Dépôt, the sale of which is expected to be completed towards the end of the summer.

Castorama Italy generated total sales growth of 24.5%, up 13.5% on a like-for-like basis. Profit was ahead by 40%. One new store opened during the quarter bringing the total to 15.

Castorama Poland had a tougher start to the year with poor weather having a heavy impact on first quarter sales. Although total sales growth was 5.4% in local currency terms, like-for-like sales showed only marginal growth. Despite the relatively lower sales growth, Castorama Poland managed operating costs and delivered a 21% uplift in operating profit.

B&Q China had an excellent quarter with like-for-like sales growth of more than 20%. With one new store opening in the quarter taking the total to nine, B&Q is now the leading home improvement retailer in China. Profits of the B&Q Taiwan joint venture declined in a sluggish economy.

Kingfisher plc
File Reference 82-968

ELECTRICAL & FURNITURE

	Sales £m		Total change %	LFL change %	Retail profit [1] £m		Tot chan %
	2003	2002			2003	2002	
France	**416.6**	371.5	12.1	(2.3)	**25.7**	26.1	(
UK	**283.2**	277.7	2.0	(0.3)	**0.8**	0.3	1
International	**60.4**	47.4	27.4	0.6	**(5.2)**	(3.3)	
Sub-total	**760.2**	696.6	9.1	(1.3)	**21.3**	23.1	(
Germany	**-**	114.4	n/a	n/a	**-**	(10.7)	
TOTAL	**760.2**	811.0	(6.3)	(1.3)	**21.3**	12.4	

(1) Restated to include ecommerce results for both years. (2003 £0.7 million profit 2002; £0.9 million loss)

	Store numbers		Selling space (000 sq.m.)	
	2003	2002	2003	2002
France[2]	**295**	278	**541.8**	489.4
UK	**250**	258	**240.1**	233.3
International	**107**	100	**103.6**	90.1
Sub total	**652**	636	**885.5**	812.8
Germany	**-**	189	**-**	229.0
TOTAL	**652**	825	**885.5**	1,041.8

(2) Electrical & Furniture France includes only those stores consolidated in the Group's figures. Electrical & Furniture France also operates 128 non consolidated franchise stores with 337,000 square metres of selling space

FRANCE

The French electricals market continued to decline, suffering from continued weak consumer confidence. Reported profit for France was down 1.5% but, after excluding currency translation gains, fell by nearly 11%.

In this challenging environment, Darty saw its sales increase by 0.2% in local currency, down 1.8% on a like-for-like basis. Strong growth continued in digital cameras, large screen televisions, laptops and accessories. However, sales of white products continued to decline. The product mix, which shifted towards new technology products, again impacted gross margin. Darty continued its programme of space expansion during the quarter by opening a further two stores, including a new format at St Geneviève de Bois with greater emphasis on multimedia and accessories. Darty now operates 194 French stores.

Total sales at BUT grew by 3.5% in local currency, while like-for-like sales declined by 3.7%. The furniture market also suffered from the weak consumer back drop. Retail profit decreased 14% in local currency.

UK

The electricals market was stronger in the UK than in Continental Europe. Comet grew like-for-like sales of major appliances by 3.5% with dishwashers and fridge freezers performing well. Sales were also strong in mobile and landline phones and laptops. Sales of brown goods fell by 5% compared to a strong comparable quarter in 2002 during which Microsoft launched the X-Box. Sales growth within the category again came from newer product areas such as plasma screen and LCD televisions.

Comet opened one new 'interactive' destination store during the quarter, bringing the total to 44.

Retail profit grew during the quarter, benefiting from ongoing margin and cost management programmes.

Comet cooperated fully with the Competition Commission throughout the period in connection with its ongoing review of extended warranties.

INTERNATIONAL

This includes Vanden Borre in Belgium, BCC in the Netherlands and Datart in the Czech Republic and Slovakia.

The markets in which these businesses operate were generally challenging, with poor consumer confidence and increasing competitive pressure. Overall, the businesses achieved solid sales growth with a like-for-like increase of 0.6% and total sales growth of more than 27%. However, the sales uplift achieved was insufficient to offset the effect of margin pressure and the costs associated with opening stores. As a result, operating losses increased marginally over the same period last year.

-ends-

This news release contains forward-looking statements based on current assumptions and forecasts made by Kingfisher's management. Various known and unknown risks, uncertainties and other factors could lead to substantial differences between the actual future results, financial situation, development or performance of the Group and the estimates given here. The Group accepts no obligation to continue to report or update these forward-looking statements or adjust them to future events or developments.

Further enquiries

Ian Harding, Director of Financial Communications
+44 (0) 20 7644 1029

Kingfisher plc
+44 (0) 20 7372 8008
www.kingfisher.com

Upcoming events:
Kingfisher Interim Results
10 September 2003

END

RNS Number:1478M
Kingfisher PLC
10 June 2003

Kingfisher plc

Doc Re Resolutions passed at the Annual General Meeting of Kingfisher plc held on 4th June 2003.

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS

Tel. No (020) 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given)

END

(1)




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Company	Kingfisher PLC
TIDM	KGF
Headline	Change of Address
Released	11:40 1 Apr 2003
Number	4762J

KINGFISHER PLC

CHANGE OF ADDRESS

1 April 2003

Following the relocation of its head office operations to new premises in Paddington, the registered office address of Kingfisher plc has today been changed to:

3 Sheldon Square
Paddington
London
W2 6PX

Telephone: 020 7372 8008

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Kingfisher plc
File Reference 82-968





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Company	Kingfisher PLC
TIDM	KGF
Headline	Demerger Update
Released	10:02 14 Apr 2003
Number	9887J

14 April 2003

KINGFISHER CONFIRMS PROGRESS ON THE DEMERGER OF ITS ELECTRICALS BUSINESS

Kingfisher plc has today announced the appointment of David Newlands as Chairman of its Electricals business, which it expects to de-merge and float onto the London Stock Exchange during the Group's second quarter ending 31 July 2003. The name of the new company will be KESA Electricals plc (**KESA**) and it will also have a secondary listing in Paris.

Mr Newlands, who is Chairman of Tomkins plc, will work with KESA's Chief Executive Jean-Noël Labroue to recruit further non-executive directors to the new company's board, which will also include Finance Director Martin Reavley, as previously announced.

KESA operates 650 stores in seven countries and is Europe's third largest electrical retailer. As well as holding the leading position in France with Darty and BUT and the number two position in the UK through Comet, it enjoys leading positions in Belgium, the Czech Republic and Slovakia. Sales for the year to 1 February 2003 were around £3.9 billion, with retail profit of £160 million.

Kingfisher has made a separate and simultaneous announcement today regarding the capital structure and the exceptional charges and costs associated with de-merging KESA.

Kingfisher Chairman Francis Mackay said: "The demerger of KESA remains very much on track and I am delighted that David has agreed to become Chairman of the new company. I am certain that the clarity and focus that will follow demerger will benefit shareholders, staff and customers alike."

David Newlands said: "I am looking forward to joining KESA, one of the leading forces in European electrical retailing with three particularly strong brands in Darty, Comet and BUT and a great management team."

-ends-

Notes to Editors

1. David Newlands, 56, was born in Edinburgh. He joined Deloitte & Touche in London in 1963 and became a partner in 1977. He joined Saatchi & Saatchi plc in

1986 as group finance director. Between 1989 and 1997 he was group finance director of GEC. He is non-executive chairman of Tomkins plc and a non-executive director of Standard Life Assurance, The Weir Group PLC, and several private companies.

2. Kingfisher is Europe's leading home improvement retailer. With more than 600 home improvement stores in 12 countries Kingfisher is the world's most international home improvement retailer, enjoying market-leading positions in the UK, France, Poland and Taiwan. Sales for the Home Improvement sector for the year to 1 February 2003 were over £6.7 billion, with retail profit of more than £534 million.

Broker and Institutional Enquiries
Loraine Woodhouse, Head of IR, UK & USA +44 (0) 20 7644 1032
Frederique Lepelletier, Head of IR, Continental Europe +44 (0) 20 7644 1030

Media Enquiries
Jonathan Miller, Head of Corporate Comms, UK +44 (0) 20 7644 1031
Graham Fairbank, Head of Corporate Comms, France +33 (0) 1 43 18 52 26

Kingfisher plc +44 (0) 20 7372 8008
Kingfisher website www.kingfisher.com

END





Full Text Announcement

Company	Kingfisher PLC
TIDM	KGF
Headline	Demerger Update (2)
Released	10:02 14 Apr 2003
Number	9889J

14 April 2003

Kingfisher – Financial Effects of Demerger

Kingfisher has today announced further details of the expected demerger of its Electricals business (***KESA***), including details of the capital structure and exceptional charges and costs likely to be incurred as a result of the demerger.

Capital Structure

Kingfisher expects that KESA will be demerged with around £400 million of debt, subject to working capital movements and finalisation of terms with lending banks. Kingfisher believes that at this level of debt, both Kingfisher and KESA will have appropriate capital structures for the future.

Transaction expenses

Transaction expenses will appear as a non-operating exceptional item in Kingfisher's profit and loss account for 2003/04. The amount of these costs is expected to be approximately £48 million, in addition to the £11.8 million incurred and charged in 2002/03. These charges include:

- Fees for financial advice to Kingfisher and KESA.
- Professional and other advisory and listing fees and printing costs.
- Arrangement fees in relation to the debt facilities for KESA.

Exceptional financing charges relating to the demerger

Financing costs relating to the restructuring of Kingfisher's debt are expected to result in an exceptional charge in Kingfisher's profit and loss account for the year ending 31 January 2004 of up to £54m and consequential income from unwinding associated interest rate swaps of up to £39m, to be recognised over the lifetime of any new financing. The net cash cost in 2003/04 may, therefore, be up to £15m.

In addition following Kingfisher's commitment in 2002 to separate KESA it entered into a forward currency exchange contract to protect the Sterling value of its expected Euro receipts from the sale or IPO of KESA. After the announcement in March 2003 of the proposed demerger of KESA (in the form of a London-listed vehicle) part of this contract was no longer required and the position has been reduced to cover only the lower level of Euro receipts now expected from the assumption of debt by KESA on demerger. This has resulted in an exceptional cost of £79m before tax relief, which will

be included as an exceptional cost in net interest and similar charges in 2003/4. The unrealised reduction in value of the contract left outstanding against the Euro debt expected to be assumed by KESA was £38m at close of business on Friday 11th April 2003. The movement in exchange rates has, at the same time, increased the Sterling value for Kingfisher shareholders of the predominantly Euro cash flows and net assets of KESA.

Demerger-related tax charges

The French tax authorities may seek to impose a charge of approximately £100 million as a consequence of the demerger. Kingfisher has been advised that its risk of being ultimately liable for this amount is low. It nevertheless expects to have to make a payment of this amount to the French tax authorities, pending resolution of the matter, to avoid the possibility of penalty charges. As a result of making this payment, there will be a demerger-related adjustment of this amount to the tax charge for the year ending 31 January 2004.

Timetable

Subject to the receipt of all relevant regulatory and tax approvals (covering a number of countries) it is currently anticipated the demerger documentation will be posted in June with, subject to Kingfisher shareholders' approval, Admission to the London Stock Exchange during July.

-ends-

Broker and Institutional Enquiries
Loraine Woodhouse, Head of IR, UK & USA +44 (0) 20 7644 1032

Media Enquiries
Jonathan Miller, Head of Corporate Comms, UK +44 (0) 20 7644 1031

Kingfisher plc +44 (0) 20 7372 8008
Kingfisher website www.kingfisher.com

END








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Company	Kingfisher PLC
TIDM	KGF
Headline	Offer for Castorama minority
Released	07:00 22 Apr 2003
Number	2035K

RNS Number:2035K
Kingfisher PLC
22 April 2003

22 April 2003

Not for release, distribution or publication in whole or part into or in the United States, Canada, Australia, Ireland, Japan or South Africa.

Kingfisher makes offer for remaining Castorama minority interests

Kingfisher plc is today filing with the French market authorities (Conseil des marches financiers and Commission des operations de bourse) a public offer followed by a compulsory acquisition offer (offre publique de retrait suivie d'un retrait obligatoire) (the "Offer") for a maximum number of 612,312 outstanding shares in Castorama Dubois Investissements SCA ("Castorama") (representing 0.34% of the total issued share capital of Castorama) which the Kingfisher group does not own. The Offer is proposed to be made at a price of euros 67 per Castorama share, being the price at which Kingfisher's cash offer was made last year, representing a total consideration of approximately euros 41million, which is being funded by Kingfisher's existing banking facilities.

In accordance with applicable French regulations, the Offer price has been certified as "fair" by an independent expert and the terms of the Offer are being reviewed by the French market authorities. The formal Offer for the remaining minority interests in Castorama is expected to be made in May 2003 when an offer document will be made available to Castorama shareholders. Following the Offer, Castorama shares will be delisted from the premier marche of Euronext Paris.

This Offer and the publication of the offer document remain subject to the approval of the French market authorities.

- ends -

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Company	Headline	Embargo	Last Update
Kingfisher PLC	Doc re. Scrip Dividend Forms		16:30 22 Apr 03

Full Announcement Text

Kingfisher plc

Doc Re Scrip Dividend Alternative of New Shares (valued at 236.85p per share) in respect Dividend for the financial year ended 1 February 2003.

A copy of the above document has been submitted to the UK Listing Authority, and will sh available for inspection at the UK Listing Authority's Document Viewing Facility, which i:

Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS

Tel. No (020) 7676 1000

(Documents will usually be available for inspection within six normal business hours of thi given)

END

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6
Kingfisher plc
File Reference 82-968

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional advisor authorised under the Financial Services and Market Act 2000.

If you have sold or transferred some or all of your ordinary shares in Kingfisher plc prior to 2nd April 2003 (the ex-dividend date) but those shares are included in the number shown in Box 1, or if you have purchased any shares before 4th April 2003 (the record date) and these are not included on the enclosed form, you should consult your stockbroker or agent without delay.


KINGFISHER

SCRIP DIVIDEND ALTERNATIVE OF NEW SHARES (VALUED AT 236.85p PER SHARE)

IN RESPECT OF

THE FINAL DIVIDEND

FOR THE FINANCIAL YEAR ENDED 1ST FEBRUARY 2003

If you are not currently participating in the Scrip Dividend Mandate Plan and you wish to receive the 2003 Final dividend IN CASH on the whole of your holding of ordinary shares you should take no action.

If you are currently participating in the Scrip Dividend Mandate Plan and you wish to receive the final dividend IN CASH on the whole or part of your holding of ordinary shares you should REVOKE your Scrip Dividend Mandate by writing to the Company's Registrar, Computershare Investor Services PLC, P.O. Box 451, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 0NU.

If you hold fewer than 40 ordinary shares you will not be able to participate in the Scrip Dividend Mandate Plan and this letter is for your information only.



22nd April 2003

Francis Mackay
Chairman

Dear Shareholder

SCRIP DIVIDEND ALTERNATIVE

On 19th March 2003 a final dividend for the year ended 1st February 2003 of 6.05 pence per ordinary share was proposed by the Directors and is due for payment on 13th June 2003. Shareholders with 40 or more ordinary shares registered in their names at close of business on 4th April 2003 have the opportunity to elect to receive this dividend in the form of new fully paid ordinary shares ("New Shares") instead of cash, or a combination of New Shares and cash.

Based on the offer price of 236.85p for each New Share you may elect to receive one New Share for every 236.85p of dividend to which you would otherwise have been entitled. The figure of 236.85p is the average middle-market price for Kingfisher plc ordinary shares as derived from the Daily Official List of the London Stock Exchange plc over the five day period commencing on 2nd April 2003 (the date on which the ordinary shares were first quoted ex-dividend).

The scrip dividend alternative enables shareholders who wish to receive New Shares instead of cash to increase their shareholding without incurring dealing expenses and stamp duty. There are also funding and cash flow benefits for the Company.

If you have not previously completed a Scrip Dividend Mandate Form (a "Mandate") you will find enclosed with this letter a *Form of Election*. If you wish to receive New Shares instead of the final dividend in cash on some or all of your holding, please complete this form and return it to the Company's Registrar at the address given on page 3 by 3.00 p.m. on 21st May 2003. If you wish to receive the whole of your dividend in cash, no action is needed.

If you have previously completed a Mandate you will find enclosed with this letter a *Notice of Entitlement* showing the number of New Shares you will receive in respect of the final dividend. You will receive the final dividend in New Shares unless you revoke your Mandate by writing to the Company's Registrar at the address given on page 3 to arrive by 3.00 p.m. on 21st May 2003.

If, having read this letter and the accompanying notes, you are in doubt as to whether or not you should elect for New Shares instead of cash you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

Yours sincerely

Francis Mackay
Chairman

Kingfisher plc
3 Sheldon Square Paddington London W2 6PX Telephone +44 (0) 20 7372 8008 Facsimile +44 (0) 20 7644 1001
Registered Office at above address. Registered in England Number 1664812
website: www.kingfisher.com

Scrip Dividend Alternative

TERMS AND EXPLANATORY NOTES

1. Terms of election

Shareholders with 40 or more ordinary shares of 13.75 pence each ("Shares") in Kingfisher plc (the "Company") registered in their names at the close of business on 4th April 2003 (the "Record Date") may elect to receive new fully paid ordinary shares of 13.75 pence each ("New Shares") instead of the final dividend in cash for the year ended 1st February 2003 of 6.05 pence per Share.

The issue of New Shares is conditional upon the New Shares being admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange on or before 13th June 2003.

This election may be exercised by shareholders in respect of all or part of their holding of Shares. No shareholder may receive a fraction of one New Share. Where a shareholder makes an election in respect of his or her entire shareholding, any entitlement to less than the price of one New Share will be placed in a trust account with Computershare Investor Services PLC and held for the benefit of the shareholder. The amount will be carried forward (without interest) until that entitlement, together with similar entitlements arising in relation to any subsequent scrip dividend offer, is sufficient in value for at least one New Share. The New Share will then be issued to the shareholder at the same time, at the same price and on the same basis as other New Shares allotted under the subsequent offer, and any residual fractional entitlements will be similarly carried forward.

The Company will pay such cash entitlements to a shareholder (without interest):

(i) on the disposal of a shareholder's entire holding;

(ii) on the cancellation of a Mandate as described in Section 13;

(iii) on the death of a sole shareholder; or

(iv) if a shareholder makes an election in respect of less than the whole shareholding in relation to any dividend, in which event any fractional entitlement brought forward will be paid together with the cash element of the dividend.

An election will become automatically void and shareholders will receive the cash dividend in the usual way if, on 21st May 2003 (the final date for receipt of Forms), the middle market quotation for the Company's Shares as derived from the Official List is 201.32p or less, being 15% or more below the price on which the entitlement to New Shares has been calculated. If the Share price falls after that date, shareholders' elections will remain in force.

2. Basis of entitlement

Your entitlement has been based on the average of the middle market quotations for the Company's Shares for the five business days commencing on 2nd April 2003 (the ex-dividend date) as derived from the Official List. This average market value has been certified by the Company's stockbrokers, UBS Warburg, at 236.85p per Share (the "Share Price").

The formula used for calculating the maximum entitlement shown on the enclosed form is as follows:

Number of Shares held at Record Date x the final cash dividend

+ Cash balance brought forward from previous dividend (if any)

= "Maximum dividend available" for Share election.

$$\frac{\text{Maximum dividend available}}{\text{Share price}}$$ = Number of New Shares (rounded down to the nearest whole number)

An election may not be made in respect of a holding of fewer than 40 Shares as this is the minimum number of Shares required to give an entitlement to one New Share. If such an election is made, it will not be valid and the dividend will be paid in cash in the usual way.

ENCLOSURES WITH THIS LETTER

3. A. You have received a Form of Election (no Mandate in place)
How to make the election

(i) To receive your maximum entitlement to New Shares, sign, date and post the enclosed form in the envelope provided to be received by the Company's Registrars by 3.00 p.m. on 21st May 2003.

(ii) To receive your dividend as a combination of New Shares and cash – insert in Box 5 of the enclosed form the number of existing Shares over which you wish to exercise the right to receive New Shares instead of the cash dividend and sign, date and post the form. If you leave Box 5 of the form blank or specify a greater number of Shares than shown in Box 1 your election will be deemed to be in respect of all of the Shares shown in Box 1.

(iii) To receive your full dividend in cash in the usual way – take no action.

B. You have received a Notice of Entitlement (Mandate in place)

(i) To receive your maximum entitlement to New Shares in the usual way – take no action.

(ii) To receive your full dividend in cash you need to write to the Company's Registrar revoking your Mandate, making sure that your letter reaches the Registrar's offices no later than 3.00 p.m. on 21st May 2003. The Registrar's address is:

Computershare Investor Services PLC, P.O. Box 451, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 0NU.

4. More than one form received

If for any reason your Shares are registered in more than one account and you receive more than one set of papers:

(i) you will need to complete each *Form of Entitlement* unless you have arranged with the Company's Registrar to consolidate your holdings of Shares before 4th April 2003 (the Record Date);

(ii) if you have received more than one *Notice of Entitlement* and you want to cancel your Mandate, your letter to the Company's Registrars must give details of all of the accounts which are registered to you.

5. Shareholders outside the United Kingdom

No person who receives this document or form in any other country or jurisdiction outside the United Kingdom may treat it as offering a right to elect to receive New Shares unless the offer could lawfully be made to that person without the Company being required to comply with any governmental or regulatory procedures or any similar formalities.

It is the responsibility of any person electing to receive New Shares, either in respect of this invitation or by way of Mandate, to ensure compliance with the laws of any relevant jurisdiction including the obtaining of any governmental or other consents and compliance with all other formalities. This responsibility is on-going once a Mandate is in force.

The scrip dividend alternative is available to persons resident in the United States of America; provided, however, that residents of the states of California and Georgia electing the scrip dividend alternative must confirm (and by electing the scrip dividend alternative will be deemed to have confirmed) that they are institutional investors eligible to make the election under the relevant state's securities law. Shareholders are advised that the New Shares have not and are not being registered under the United States Securities Act of 1933, as amended, and that the United States Securities and Exchange Commission or any United States state securities commission has not approved or disapproved the New Shares passed upon or the accuracy of this document.

6. Stock Exchange listing

Application will be made to the UK Listing Authority and the London Stock Exchange for all New Shares allotted by the Company to be admitted to the Official List and admitted to trading on the London Stock Exchange. The scrip dividend alternative is conditional upon admission. The New Shares will on issue rank equally in all respect with the existing shares and will rank in all future dividends.

The Company expects to post definitive share certificates for the New Shares to Shareholders who hold their Shares in certificated form at the allotment date on 12th June 2003.

Dealings in the New Shares are expected to commence on 13th June 2003. In the unlikely event that the UK Listing Authority does not agree before 13th June 2003 to admit the New Shares to the Official List, the full cash dividend will be paid as soon as is practicable.

Shareholders who hold any of their Shares in uncertificated form at the relevant allotment date and who elect to receive the scrip dividend alternative will be allotted and issued their New Shares as uncertificated at the dividend payment date and the Company will procure that the relevant stock accounts in CREST are credited with the appropriate entitlement to New Shares. If the Company is unable to do this under the provisions of the Uncertificated Securities Regulations 1995 or the facilities and requirements of CREST, these New Shares shall be issued as certificated shares and share certificates will be posted to holders.

7. Timetable of events

2nd April	Ex-dividend date
4th April	Record date for final dividend
22nd April	Posting of scrip dividend circular and Forms of Election
21st May	Final date for receipt of Forms of Election
4th June	Annual General Meeting
12th June	Date for posting of certificates for New Shares
13th June	Date for payment of final dividend, crediting stock accounts in CREST, and first day of dealing in New Shares

8. Personal entitlement statement

A statement will be sent with each Share Certificate showing:

(i) the total number of Shares you held at the close of business on the Record Date;

(ii) the total dividend payable;

(iii) any fractional entitlement carried over from the previous dividend;

(iv) the total available to purchase New Shares;

(v) the number of New Shares issued to you;

(vi) the fractional balance carried forward or paid in cash if you elected to receive a combination of New Shares and cash;

(vii) the cash equivalent of the New Shares issued; and

(viii) the lower rate tax you have effectively paid on the New Shares.

In respect of CREST participants who elect to receive New Shares, a separate notional tax voucher will be sent to them.

9. Taxation

The taxation consequences for a shareholder who chooses to receive New Shares instead of the full cash dividend in respect of all or part of his/her holding will depend on the individual circumstances of that shareholder.

The following summary of the tax position is not exhaustive. The decision whether to elect or not and the tax and other effects of so doing are the sole responsibility of each shareholder. If you are not sure how you will be affected you should consult your professional adviser.

9.1 United Kingdom resident shareholders

The Directors have been advised that under current UK legislation and Inland Revenue practice, the taxation consequences for UK resident shareholders who hold their Shares as an investment and who choose to take New Shares will be broadly as outlined below.

(i) INDIVIDUAL SHAREHOLDERS

Individual shareholders choosing to take New Shares instead of the cash dividend will be treated as having received gross income of an amount which, when reduced by income tax at the Schedule F ordinary rate (currently 10%), is generally equal to the amount of the cash dividend which they would have received had they not elected to take the New Shares (the "cash equivalent") and as having paid income tax at the Schedule F ordinary rate on that deemed gross income (but see further below). For example, if an individual elects to receive New Shares in lieu of a cash dividend of £90, he or she will be treated as having received a gross income of £100 and as having paid income tax of £10 on that grossed up amount.

Individual shareholders who, after taking account of their receipt of New Shares and any cash dividend, pay income tax at the basic or starting rate only will not be liable to further income tax when they receive their New Shares.

Individual shareholders who, after taking account of their receipt of New Shares and any cash dividend, are subject to higher rate income tax (currently 40%) and who choose to take New Shares will be liable to income tax on the gross dividend at the Schedule F upper rate (32.5%) on the basis that they have received gross income calculated (as shown above) by reference to the cash equivalent on which they are treated as having paid income tax at the Schedule F ordinary rate. Therefore where a shareholder's effective rate of tax on the dividend entitlement is 32.5% there will be a liability under the above example to pay £22.50 additional tax.

The Inland Revenue may substitute as the cash equivalent the market value of the New Shares on the first day of dealing on the London Stock Exchange if the amount of the cash dividend foregone differs substantially from that value. Under current Inland Revenue practice a substantial difference is 15% above or below the certified market value of the New Shares. Should the market value of the New Shares be substantially different from the amount of the cash equivalent, you will be sent a notice setting out the relevant market value.

For UK capital gains tax purposes, New Shares received by an individual who chooses to receive New Shares instead of the cash dividend will be treated as a separate holding acquired for the cash equivalent.

(ii) TRUSTEES

Trustees who are liable to income tax on dividend income at the Schedule F trust rate and who choose to receive New Shares will be treated as having received gross income equal to an amount which when reduced by income tax at the Schedule F ordinary rate (currently 10%) is equal to the cash equivalent of the New Shares. For capital gains tax purposes the position is generally much the same as for individuals as outlined above. Other trustees are recommended to seek professional advice on the tax position.

(iii) COMPANIES

A corporate shareholder resident in the United Kingdom will not be charged to corporation tax on the receipt of the New Shares. For the purposes of corporation tax on chargeable gains, no consideration will be treated as having been given for the New Shares by the corporate shareholder.

(iv) CHARITY AND PENSION FUNDS

A charity or pension fund electing to receive New Shares will not be entitled to a tax credit in relation to such Shares and no tax repayment can be claimed.

(v) COMPARISON WITH CASH DIVIDENDS

A cash dividend carries a tax credit of 1/9th of the amount of the dividend. A scrip dividend does not generally carry such a tax credit. However, in the case of individuals and trustees, a scrip dividend is taxed in such a way as will, in general terms, give rise to the same liability to tax for the recipient.

9.2 United States shareholders

For United States federal income tax purposes, a U.S. shareholder electing to receive New Shares through the Scrip Dividend Mandate Plan will recognise dividend income in an amount equal to the fair market value of the New Shares on the date of distribution. The dividend amount generally will be ordinary income from sources outside the United States. The dividend, like a cash dividend from the Company, will not be eligible for the dividends received deduction allowable to corporate shareholders. A U.S. shareholder will not be entitled to any repayment of U.K. tax credit nor will any U.K. withholding tax be deducted. For the purposes of this paragraph, a "U.S. shareholder" means (i) a U.S. citizen or resident, (ii) a corporation, partnership or other entity created or organised under the laws of the United States or any constituent jurisdiction, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court and (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source. ***U.S. shareholders are urged to consult their tax advisors regarding the tax consequences of making an election to receive New Shares.***

10. General

As at 18th April 2003 (being the latest practicable date before the printing of this circular) there were 2,612.8 million Shares in issue. If none of the New Shares being offered were to be taken up a total cash dividend of approximately £158 million would be paid. If all shareholders elected to receive New Shares in respect of their holdings, approximately 66.7 million New Shares would be issued representing 2.55% of the Company's current issued share capital.

11. Scrip Dividend Mandate Plan

The Scrip Dividend Mandate Plan ("the Plan") is for the convenience of those shareholders who would like to take New Shares instead of cash each time a scrip dividend alternative is offered. The authority conferred on the directors to offer a scrip alternative is due to expire at the conclusion of the annual general meeting to be held in 2004. Shareholders will be given the opportunity to review their scrip dividend election choice each time there is an offer of a scrip dividend alternative.

12. Fractional Entitlements

Where a shareholder has elected to receive New Shares, any fractional entitlement of less than the value of one New Share will be carried forward (without interest) together with other similar entitlements arising subsequently, until the amount is enough to pay for the allotment of at least one whole New Share to the shareholder. The New Share will then be allotted to the shareholder at the next scrip dividend offer, at the relevant price for New Shares. Where a participating shareholder has holdings registered in more than one account, the fractional entitlements will be calculated in respect of each such holding.

13. Change in Circumstances

If a shareholder dies or sells or transfers all of his or her Shares to another person, participation in the Plan will automatically be cancelled. On cancellation the shareholder will be paid cash (without interest) in respect of any fractional entitlements outstanding at the time of cancellation.

14. Modification/Termination of the Plan

The Plan may be modified or terminated at any time by the Company giving at least one month's notice to participating shareholders. The implementation of the Plan for future dividends will be subject always to the Directors' decision to offer a scrip dividend alternative and to any conditions attached to any such offer.

15. Further copies of Documentation

Further copies of any of the scrip dividend documents may be obtained up to and including 21st May 2003 from the Company's Registrar:

Computershare Investor Services PLC,
PO Box 451,
Owen House,
8 Bankhead Crossway North,
Edinburgh EH11 0NU
(telephone 0870 702 0129)

RF60928 Printed by Royle Financial Print



Kingfisher plc
File Reference 82-968



communicate RNS

03 SEP 10 AM 7:21

Full Text Announcement



Company	Kingfisher PLC
TIDM	KGF
Headline	Disposal
Released	12:00 23 Apr 2003
Number	2755K

RNS Number:2755K
Kingfisher PLC
23 April 2003

23 April 2003

Kingfisher sells Reno-Depot to RONA Inc

Kingfisher plc has today announced that it is selling its Canadian Home Improvement business Reno-Depot to RONA Inc. for a total consideration of C$ 355 million (around £155 million, based on the balance sheet of 29 March 2003), payable in cash on completion. Completion is subject to Canadian competition authority clearance which is expected in late summer 2003 and financing. RONA has secured a bank commitment to finance the purchase of Reno-Depot subject to normal terms and conditions, including the absence of a material adverse change in the bank lending market or the business.

The sale proceeds will be used to reduce Kingfisher's debt.

Excluded from the sale is a portfolio of land for retail development in Canada with a current book value of around £16 million (around C$36 million). This will be sold in due course.

Reno-Depot operates 20 warehouse stores in Quebec and Ontario employing around 4,300 people. In the financial year ended 1 February 2003, the business made a profit of £21.3 million on a turnover of £358 million.

Commenting on the sale, Kingfisher Chief Executive Officer Gerry Murphy said: "Reno-Depot is a good business but Kingfisher has decided to focus its international resources on building and consolidating leading positions in European and Far Eastern markets where there is scope for substantial organic growth and where shareholder returns will be greatest."

The value of Reno-Depot's net assets at year ended 1 February 2003 was £105 million (C$ 240 million), excluding the undeveloped land.

Castorama Dubois Investissements (Castorama) purchased Reno Depot in April 1997. Following Kingfisher's acquisition last year of the Castorama minorities, a proportion of the goodwill arising on that transaction is attributable to Reno-Depot. As a result, Kingfisher expects there will be no exceptional profit or loss arising from this sale. Based on 2002/3 results, the full year effect of this transaction would be to reduce earnings per share by approximately 0.4 pence.

-ends-

Notes to Editors

1. Kingfisher is Europe's leading home improvement retailer. With more than 600 stores in 12 countries, Kingfisher is the world's most international home improvement retailer, enjoying market leading positions in the UK, France,

Poland and Taiwan. Sales for the Home Improvement sector for the year to 1 February 2003 were over £6.7 billion, with retail profit of more than £534 million.

2. RONA is one of Canada's leading distributors and retailers in hardware, home improvement and gardening products. RONA operates a network of some 527 franchised, affiliated and corporate stores of various sizes and formats. Some 16,000 employees in all regions of Canada work under the various banners. The RONA network represents almost 10 million square feet and annual retail sales approaching C$3 billion.

Broker and Institutional Enquiries
Loraine Woodhouse, Head of IR, UK & USA +44 (0) 20 7644 1032
Frederique Lepelletier, Head of IR, Continental Europe +44 (0) 20 7644 1030

Media Enquiries
Jonathan Miller, Head of Corporate Comms, UK +44 (0) 20 7644 1031
Graham Fairbank, Head of Corporate Comms, France +33 (0) 1 43 18 52 26

Kingfisher plc +44 (0) 20 7372 8008
Kingfisher website www.kingfisher.com

END

Company website

Close




(8)

Kingfisher plc
File Reference 82-968

RNS Number:7437K
Kingfisher PLC
06 May 2003

Kingfisher plc

Doc Re Annual Accounts 2003, Annual Review 2003 and Notice of AGM 2003 for the financial year ended 1 February 2003.

A copy of each of the above documents has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS

Tel. No (020) 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given)

END

Company No. 1664812



File Reference 82-968

Kingfisher plc
(the "Company")

03 SEP 10 AM 7:21

The following resolutions were approved at a duly convened annual general meeting of the Company held on 4th June 2003:

Passed as an ordinary resolution:-

"That the report of the directors and the financial statements for the year ended 1 February 2003 be and are hereby received and adopted, together with the report of the auditors."

Passed as an ordinary resolution:-

"That the remuneration report for the year ended 1 February 2003 be and is hereby approved."

Passed as an ordinary resolution:-

(i) "That the rules of the Kingfisher Incentive Share Scheme 2003, a summary of the principal terms of which is set out in the Notes to the Notice of AGM, be and are hereby approved in the form produced to the meeting and signed by the Chairman for the purposes of identification;

(ii) That the directors of the Company be and are hereby authorised to make such modifications as they consider necessary or expedient for the purposes of implementing and giving effect to this resolution; and

(iii) That the directors of the Company be and are hereby authorised to establish further schemes or plans based on the Kingfisher Incentive Share Scheme 2003 (or schedules thereto), but modified to take account of the local tax, exchange control or securities law in overseas territories, provided that any shares made available under such schemes or plans are treated as counting against the limits on individual and overall participation contained in the Kingfisher Incentive Share Scheme 2003."

Passed as an ordinary resolution:-

(i) "That the renewal of the rules of the Kingfisher Sharesave Scheme (1993) and the rules of the Kingfisher International Sharesave Plan (1999) (including the schedule relating to the grant of options to French employees) originally approved in June 1993 and 21 October 1999 respectively, a summary of the principal terms of which are set out in the Notes to the Notice of AGM, be and are hereby approved in the form of the rules of these plans as produced to the meeting and signed by the Chairman for the purposes of identification;

(ii) That the directors of the Company be and are hereby authorised to make such modifications as they consider necessary or expendient to the rules of these plans for the purposes of implementing and giving effect to this resolution, including making such amendments as may be necessary to obtain the approval of the Inland Revenue, or such other approvals as the directors consider necessary or desirable; and

(iii) That the directors of the Company be and are hereby authorised to establish further schemes or plans based on the Kingfisher Sharesave Scheme (19930 and the Kingfisher International Sharesave Plan (1999) (or schedules thereto), but modified to take account of local tax, exchange control or securities law in overseas territories, provided that any shares made available under such schemes or plans are treated as counting against the limits on individual and overall participation contained in the rules of these plans.

Passed as an ordinary resolution:-

"That the final dividend recommended by the directors of 6.05 pence per ordinary share be and is hereby declared for payment on 13 June 2003 to those shareholders on the register at close of business on 4 April 2003."

Passed as an ordinary resolution:-

"That Dr Gerard Murphy, who retires in accordance with Article 85, having been appointed during the year, and who has indicated his willingness to be elected, is hereby appointed as Chief Executive and Executive director of the Company."

Passed as an ordinary resolution:-

"That Mr. Phillip Bentley, who retires in accordance with Article 85, having been appointed during the year, and who has indicated his willingness to be elected, is hereby appointed as Non-Executive director of the Company."

Passed as an ordinary resolution:-

"That Mr. Hartmut Krämer, who retires in accordance with Article 85, having been appointed during the year, and who has indicated his willingness to be elected, is hereby appointed as Non-Executive director of the Company."

Passed as an ordinary resolution:-

"That Mr Ian Cheshire, who is retiring by rotation, is eligible for re-election and has indicated his willingness to be re-elected, is hereby re-appointed a director of the Company."

Passed as an ordinary resolution:-

"That Mrs Helen Weir, who is retiring by rotation, is eligible for re-election and has indicated her willingness to be re-elected, is hereby re-appointed a director of the Company."

Passed as an ordinary resolution:-.

"That Mr William Whiting, who is retiring by rotation, is eligible for re-election and has indicated his willingness to be re-elected, is hereby re-appointed a director of the Company."

Passed as an ordinary resolution:-

"That PricewaterhouseCoopers LLP are hereby reappointed as the Company's auditors (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers) to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting, and that the directors are hereby authorised to fix the remuneration of the auditors."

Passed as an ordinary resolution:-

"That the directors of the Company be and are hereby generally authorised and empowered during the period expiring at the conclusion of the next annual general meeting of the Company or on 4 September 2004, whichever is the earlier, to exercise all powers of the Company to allot relevant securities as defined in Section 80 of the Companies Act 1985 ("the Act") and to make an offer or agreement which would or might require relevant securities to be allotted after that date, so long as the aggregate nominal value of the relevant securities allotted under this authority shall not exceed £115,728,350."

Passed as an ordinary resolution:-

"That the Company be and is hereby authorised to:

(i) make Donations to EU Political Organisations, and

(ii) incur EU Political Expenditure in an amount which, when aggregated with the Donations to EU Political Organisations and EU Political Expenditure made or incurred by B&Q plc and Comet Group plc does not exceed £100,000 during the period ending on the date of the AGM in 2007."

Passed as an ordinary resolution:-

"That B&Q plc be and is hereby authorised to:

(i) make Donations to EU Political Organisations, and

(ii) incur EU Political Expenditure in an amount which, when aggregated with the Donations to EU Political Organisations and EU Political Expenditure made or incurred by B&Q plc, Chartwell Land plc and Comet Group plc does not exceed £100,000 during the period ending on the date of the AGM in 2007."

Passed as an ordinary resolution:-

"That Comet Group plc be and is hereby authorised to:

(i) make Donations to EU Political Organisations, and

(ii) incur EU Political Expenditure in an amount which, when aggregated with the Donations to EU Political Organisations and EU Political Expenditure made or incurred by B&Q plc, Chartwell Land plc and Comet Group plc does not exceed £100,000 during the period ending on the date of the AGM in 2007."

Passed as a special resolution:-

"That the directors of the Company be and are hereby generally authorised and empowered during the period expiring at the conclusion of the next annual general meeting of the Company or on 4 September 2004, whichever is the earlier, to exercise all powers of the Company to allot equity securities as defined in Section 94(2) of the Act as if Section 89(1) of the Act did not apply in the case of:

(i) allotments in connection with an issue for cash in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as practicable) to their existing holdings, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory, or the requirements of any regulatory body or stock exchange in any territory, or otherwise howsoever;

(ii) other allotments of equity securities for cash where this authority shall be limited in aggregate to the allotment of or involving equity share capital not exceeding (in nominal value) 5% of the nominal value of the issued share capital of the Company as at the date hereof.

And that the Company may make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the directors may allot equity shares in pursuance of that offer or agreement as if this power had not expired."

Passed as a special resolution:-

"That the Company be and is hereby authorised pursuant to Article 44 of the Company's articles of association and Section 166 of the Companies Act 1985 ("the Act") to make market purchases (within the meaning of Section 163(3) of the Act) of its own ordinary shares of 13.75p each on such terms and in such manner as the directors of the Company shall determine, provided that:

(i) the maximum number of ordinary shares hereby authorised to be acquired shall be 261,288,472 ordinary shares of 13.75p each;

(ii) the maximum price which may be paid for each ordinary share shall be an amount equal to 105% of the average of the middle market quotations for the ordinary shares of the Company (derived from The Stock Exchange Daily Official List) for the five business days prior to the date of purchase, exclusive of advance corporation tax (if any) payable by the Company; and

(iii) the authority hereby given shall expire at the conclusion of the next annual general meeting of the Company or on 4 December 2004 (whichever is earlier) save that the Company may make a purchase of ordinary shares under such authority after such date if the contract of purchase for the same was entered into before such date."

Passed as a special resolution:-

"That the amendments to the Articles of Association, which are summarised in the Notes to the Notice of AGM and set out in a copy of the Articles of Association produced to the meeting and signed by the Chairman for the purposes of identification, be and are hereby approved and the Articles of Association be and are hereby amended accordingly."


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Company	Kingfisher PLC
TIDM	KGF
Headline	Electricals demerger update
Released	12:55 13 Jun 2003
Number	3125M

RNS Number:3125M
Kingfisher PLC
13 June 2003

FOR IMMEDIATE RELEASE
13 June 2003

Kingfisher plc

Kingfisher announces non-executives for its demerging Electricals business

Kingfisher plc ("Kingfisher") announces that Michel Brossard, Andrew Robb and Peter Wilson have today been appointed as non-executive directors of Kesa Electricals plc ("Kesa") in preparation for its demerger.

A full press release providing further details of the demerger will be issued on 17 June 2003. On the same day, Kesa's management team will host a presentation about its business to research analysts in London.

Kingfisher will hold an extraordinary general meeting on 4 July to seek shareholder approval for the demerger.

Enquiries	Telephone No
Kingfisher plc	
Ian Harding	+44 (0) 20 7644 1029
Kesa	
Analysts:	
Lucy Barber	+44 (0) 20 7251 3801
Press:	
Rollo Head	+44 (0) 20 7251 3801

Notes to Editors:

1 Michel Brossard (59)
Michel was General Manager of Philips E.G.P. until April 1999. Michel then moved to become General Manager of the Philips France Consumer Electronics Division where he stayed until January 2002. Michel has also served as Chairman of the French Electronics Manufacturers Syndicate (SIMAVELEC). Michel graduated from Institut d'Etudes Politique de Paris.

2. Andrew Robb (60)
Andrew worked for the P&O Steam Navigation Co. from 1971 to 1989, initially as financial controller and, from 1983, as group finance director. From 1989 to 2001 he was group finance director of Pilkington plc. He remains an executive director of Pilkington but will retire from that board at the end of July. From 1993 to 2003 Andrew also served on the board of Alfred McAlpine plc as a non-executive director and chairman of the audit committee. Andrew is a Fellow

of the Chartered Institute of Management Accountants and holds a Joint Diploma in Management Accounting.
Andrew will be the Chairman of the Audit Committee.

3. Peter Wilson (62)
Peter was employed by the Gallaher group from 1969 to 1999, becoming chairman and chief executive in 1994. Peter is currently non-executive chairman of Gallaher Group Plc and holds non-executive directorships of Powergen Limited, Somerfield Plc and Fortune Brands, Inc. Peter graduated from Oxford University with a Masters in Law degree.
Peter will be the Chairman of the Remuneration Committee and the senior independent non-executive.

13 June 2003

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Announcement Details

Company	Headline	Embargo	Last Update
Kingfisher PLC	Demerger		07:00 17 Jun 03

Full Announcement Text

EMBARGOED UNTIL 0700 HOURS
17 June 2003

Kingfisher plc

Kingfisher proposing to demerge Kesa Electricals plc on 7 July 2003

Kingfisher plc ("Kingfisher") announces that it is posting documents to its shareholders today proposing the demerger and public listing of Kesa Electricals plc ("Kesa Electricals").

The Kingfisher Extraordinary General Meeting ("EGM") to approve the demerger is scheduled for 4 July. If the demerger is approved by shareholders, Kesa Electricals is expected to start trading as a separate company on 7 July.

As a result of the demerger Kingfisher shareholders will continue to hold their shares in Kingfisher and will receive a direct pro rata interest in Kesa Electricals.

Kesa Electricals is Europe's third largest electricals retailer, operating 790 stores across seven European countries. The company holds the market leading positions in France through Darty and BUT and is number two by sales in the UK market with Comet. It also has leading positions in Belgium and the Czech Republic and Slovakia.

Kesa Electricals will be chaired by David Newlands. Its chief executive will be Jean-Noel Labroue who has headed the group under Kingfisher since autumn 2000, and will resign from the Kingfisher Board following shareholder approval of the demerger. Martin Reavley, formerly director of corporate development at Kingfisher and managing director of Chartwell Land plc will be Finance Director. Michel Brossard, Andrew Robb and Peter Wilson have been appointed as non-executive directors of Kesa Electricals.

Kesa Electricals will be listed on the London Stock Exchange and, subject to the approval of the French stock market authorities, will have a secondary listing on the *Premier Marché* in Paris.

Following the demerger Kingfisher will be focussed on developing its activities as a dedicated home improvement retailer. It is Europe's leading home improvement retailer and the world's most international, operating 600 stores across Europe and Asia. Kingfisher enjoys market leading positions in the UK, France, Poland, Italy, Taiwan and China.

Commenting, Francis Mackay, Chairman of Kingfisher, said:

"The final step in our strategic transformation, the demerger of Kesa Electricals, is now in sight and within the promised timetable. The managements of these two strong and focused businesses can now concentrate on the growth opportunities in each of their markets. "

Commenting, David Newlands, Chairman of Kesa Electricals, said:

"I am very excited about the opportunities that the demerger presents for the Kesa business. Kesa Electricals is a leading player in the European electricals retail market with strong brands and strong market positions. The demerger will bring greater focus to the business and enable us to drive future growth while maximising value for our shareholders. "

Enquiries	Telephone No
Kingfisher plc	
Ian Harding	+44 (0) 20 7644 1029
Loraine Woodhouse	+44 (0) 207 644 1032
Kesa Electricals plc	
Analysts:	+44 (0) 20 7251 3801
Lucy Barber	
Press:	+44 (0) 20 7251 3801
Rollo Head	

Notes to Editors:

1. Under the proposals, Kingfisher shareholders on the register at 06.00 a.m. on 7 July 2003 (the "Demerger Record Time", will receive one Kesa share of nominal value of 5 pence for each Kingfisher share of nominal value of 13.75 pence held at the Demerger Record Time. Immediately after the demerger is effective, the share capital of Kesa Electricals will be consolidated. Consequently, Kingfisher shareholders will receive one consolidated Kesa share of nominal value of 25 pence for every five Kesa shares of nominal value 5 pence each held immediately following admission to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities ("Admission").

2. The demerger is conditional upon Kingfisher shareholder approval at an Extraordinary General Meeting to be held at 9:00 a.m. on 4 July 2003 (the "EGM") and on Admission.

3. Dealings in Kesa shares on the London Stock Exchange and, subject to the approval of the

French stock market authorities, on the Premier Marché of Euronext Paris are expected to commence at 8:00 a.m. (London Time) on 7 July 2003.

4. In addition, immediately after the demerger is effective and conditional on Kingfisher shareholder approval at the EGM, the share capital of Kingfisher will be consolidated on the basis of seven consolidated Kingfisher shares of 15 5/7 pence each for every eight Kingfisher shares of 13.75 pence held at the Demerger Record Time.

The information in this summary should be read in conjunction with the full text of the attached announcement.

This press release, which has been prepared by and is the sole responsibility of Kingfisher, has been issued by Kingfisher and has been approved by UBS Limited, a subsidiary of UBS AG, and by Goldman Sachs International solely for the purposes of section 21 (2)(b) of the Financial Services and Markets Act 2000.

UBS Limited, which is regulated in the UK by the Financial Services Authority, is acting exclusively for Kingfisher and Kesa Electricals in connection with the demerger, share consolidations and Admission and will not be responsible to anyone other than Kingfisher and Kesa Electricals for providing the protections afforded to customers of UBS Limited nor for providing advice in relation to the Demerger, share consolidations or Admission.

Goldman Sachs International, which is regulated in the UK by the Financial Services Authority, is acting exclusively for Kingfisher in connection with the demerger and Kingfisher share consolidation and will not be responsible to anyone other than Kingfisher for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Demerger and Kingfisher share consolidation.

Today, 17 June 2003, Kesa Electricals' management team will host a presentation about its business to research analysts in London.

High resolution photographs of Kesa Electricals management are available free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).

Kingfisher plc

Kingfisher proposing to demerge Kesa Electricals plc on 7 July 2003

Introduction

Kingfisher plc ("Kingfisher") announces that documents relating to the proposed demerger and listing of its Electricals business (the "Demerger") are being posted today.

The Demerger, will provide for the establishment of a separate company, Kesa Electricals plc ("Kesa Electricals" or the "Company") as the parent company of Darty, Comet, BUT, Vanden Borre, BCC and Datart (the "Electricals Business" of the Kesa Group).

Kingfisher will effect this Demerger by declaring a dividend in specie to be satisfied by transferring the Electricals Business to Kesa Electricals and Kesa Electricals issuing new shares to Kingfisher shareholders pro rata to their holding of Kingfisher shares at the Demerger Record Time.

The demerger is conditional on Kingfisher shareholder approval and on admission of the Kesa Electricals shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange ("Admission").

Expected timetable

The notice convening the Extraordinary General Meeting of Kingfisher for 9:00 a.m. on 4 July 2003, is set out in a Circular being sent to Kingfisher shareholders today. At that meeting, shareholder approval will be sought for the Demerger and other related proposals. If approved by shareholders, it is expected that the Demerger will become effective and the shares in Kesa Electricals will commence trading at 8:00 a.m. on 7 July 2003.

In order to be on the register at the Demerger Record Time (6.00 a.m., 7 July 2003), transfers of Kingfisher shares should be lodged by close of business on 4 July 2003.

Background to and reasons for the Demerger

In September 2000, Kingfisher announced a major reorganisation of the group. The first phase involved the separation of its UK-based general merchandise business, which included Woolworths and Superdrug. The demerger of the Woolworths Group, sale of Superdrug and the disposal of Kingfisher's general merchandise high street property portfolio were completed during 2001.

Kingfisher announced the second and third phases of its strategic transformation in May 2002. These involved the acquisition of the outstanding minority interests in Castorama and the separation of Kingfisher's Electricals Business from its Home Improvement Business.

Kingfisher now intends to undertake the third and final phase of its strategic transformation by demerging its Electricals Business.

Kingfisher has explored a number of separation options since May 2002. These include a sale to trade or financial buyers and an Initial Public Offering. In current market conditions, however, the Kingfisher Board believes the Demerger is most likely to deliver greatest shareholder value and is therefore the preferred option.

The separation of the Electricals Business will enable Kingfisher's management team to focus on its vision as a dedicated home improvement retailer: to create an integrated, international business that combines international scale with local marketing and operational skills. Kingfisher will continue to concentrate on attractive growth markets where it can establish leading positions because it believes that this will deliver superior returns on invested capital and so create additional value for shareholders and enhanced opportunities for employees.

Similarly, the separation will allow the Kesa Electricals management team to implement its shared trading philosophy across all its retail brands, leveraging its strong market positions, extensive store network and other distribution channels and established supply chains to drive growth and returns for its shareholders.

Basis of the Demerger

Conditional on passing of the Demerger Resolution at the Extraordinary General Meeting and on Admission, Kingfisher shareholders will be issued:

one Kesa share of nominal value of 5 pence for each Kingfisher share of nominal value of 13.75 pence held at the Demerger Record Time.

Immediately after the Demerger is effective, the share capital of Kesa Electricals will be consolidated. Consequently, Kingfisher shareholders will receive:

one consolidated Kesa share of nominal value 25 pence for every five Kesa shares of nominal value 5 pence each held immediately following Admission.

In addition, immediately after the Demerger is effective and conditional on Kingfisher shareholder approval at the EGM, the share capital of Kingfisher will be consolidated on the basis of seven Kingfisher shares of 15 5/7 pence each for every eight Kingfisher shares of 13.75 pence held at the Demerger Record Time.

It is expected that, on 7 July 2003, Kesa shares will be admitted to the Official List and to trading on the London Stock Exchange and, subject to the approval of the French stock market authorities, on the *Premier Marché* of Euronext Paris and that dealings in these shares will

commence on that date. Kingfisher shares will continue to be listed on the London Stock Exchange and on the *Premier Marché* of Euronext Paris.

Individual fractional entitlements to consolidated Kesa shares and consolidated Kingfisher shares will be aggregated and sold in the market. Kingfisher will retain the aggregate proceeds of sale of such consolidated Kesa shares and consolidated Kingfisher shares unless the aggregate amount to which any shareholder would be entitled (net of any commissions, dealing costs and administrative expenses) is £1 or more in which case that entitlement will be distributed to such shareholder proportionately to his entitlement, with cheques for such proceeds expected to be despatched to those entitled (at their risk) by 14 July 2003.

Further details of the Demerger, the share consolidations and the related proposals relating to employee share schemes are set out in the Circular to Kingfisher shareholders and the Kesa Electricals Listing Particulars, both dated 17 June 2003.

Kesa Electricals dividend policy

The Directors of Kesa Electricals intend to maintain a progressive dividend policy, recognising the cash generative nature of the Kesa Group's operating businesses, with a view to maintaining average dividend cover over time of around two times. It is intended that the Group's interim dividends will be paid in December and final dividends will be paid in July in the approximate proportions of 25 per cent. and 75 per cent. respectively of the total annual dividend.

Subject to the business performing in line with current expectations, the Directors of Kesa Electricals expect to pay in December 2003 an interim dividend of 0.5 pence per non-consolidated Kesa share (or 2.5 pence per consolidated Kesa share) for the six month period ending 2 August 2003.

Kingfisher dividend policy

The Directors of Kingfisher do not expect that the Demerger will affect the absolute level of dividends paid in respect of the current financial year to existing Kingfisher shareholders who retain their shares in Kingfisher and Kesa Electricals but those dividends should reflect each group's performance throughout the current financial year.

The Directors of Kingfisher confirm that the Kingfisher dividend policy will continue to reflect its strategy of investment and growth with the aim of growing dividends progressively. In the context of this policy, Kingfisher has historically maintained a target dividend cover of between 2.0 and 2.5 times, which is compatible with a retail business investing for future growth. The Board of Kingfisher considers that this policy is still appropriate.

Kingfisher intends to pay an interim dividend in respect of the six month

period ending 2 August 2003 in November 2003.

Continuing arrangements between Kesa Electricals and Kingfisher

Following the Demerger, Kingfisher and Kesa Electricals will each operate as separate publicly listed companies and neither Kingfisher nor Kesa Electricals will retain any shareholding in the other. Implementation of the Demerger and the relationship between Kingfisher and Kesa Electricals after the Demerger is principally regulated by a Demerger Agreement entered into on 17 June 2003.

Kingfisher has agreed with Kesa Electricals that, following the Demerger, Kingfisher will continue to provide certain limited head office and related services to Kesa Electricals and Kesa Electricals will provide Kingfisher with certain services. These services will be provided on an arm's length and temporary basis pursuant to a Transitional Services Agreement entered into by Kingfisher and Kesa Electricals on 17 June 2003 (or pursuant to other ongoing agreements and arrangements).

Allocation of net indebtedness

As part of the Demerger part of the funding balances due to the Kingfisher Group are being capitalised and the remaining funding balances due to the Kingfisher Group are being repaid to Kingfisher through drawdown of the Kesa Group's new facilities. The pro forma net debt for the Kesa Group as at 1 February 2003 is £368 million.

Further, following Demerger, Kesa Electricals will repay working capital amounts owed by the Kesa Group to the continuing Kingfisher Group as at Demerger.

The Kesa Electricals' business

The Kesa Group is an electricals and furniture retailer operating as at 1 February 2003 through 790 stores in seven European countries. It is Europe's third largest electricals retailing business by sales.

The Kesa Group's businesses offer a broad range of home equipment products across the key white, brown and grey electrical product categories. In addition, BUT offers a wide selection of furniture products.

The Kesa Group has market leading positions in electricals retailing in France (Darty and BUT), Belgium (Vanden Borre) and in the Czech and Slovak market (Datart). It also has the number two position in the UK (Comet) and a leading presence in the Netherlands (BCC). Kesa Electricals holds the number two position in furniture retailing in France through BUT.

Kesa Electricals' businesses share a trading philosophy based on three principles: Best Price, Best Choice and Best Service. This distinctive customer proposition is designed to address the needs of a broad customer base, to create strong brand loyalty in its customers and to

deliver a business model that is both profitable and cash generative. This model has a track record of success within Kesa Electricals and is being rolled out across the Group's businesses in line with changing customer aspirations, so as to differentiate Kesa Electricals' retail brands from those of its competitors.

Kesa Group sales for the financial year to 1 February 2003 were more than £3.4 billion (€ 5.4 billion) with total retail profit of £193.3 million (€ 306.0 million).

Trading record

	Year ended		
	1 February 2003 £ million	2 February 2002 £ million	3 February 2001 £ million
Turnover	3,439.6	3,223.7	2,976.1
Retail profit	193.3	206.7	199.1

A superior business model:

European vision with a local feel - Whilst each of the Kesa Group's businesses has its own distinct characteristics relevant to its own heritage and the nature of its local market, each increasingly shares Kesa Electricals' trading philosophy.

Strong market positions - The Group has leading positions in electricals retailing in France (Darty and BUT), UK (Comet), Belgium (Vanden Borre), Netherlands (BCC) and in the Czech Republic and Slovakia (Datart). Kesa Electricals holds the number two position in furniture retailing in France through BUT.

Outstanding brand equity - The Kesa Group's brands are amongst the most highly recognised brands in European electricals retailing. All of Kesa Electricals' brands, particularly Darty and Comet, have a reputation for value for money, excellent choice and service. BUT has mass-market appeal with strong brand awareness based upon consistent communication of its "right price" value proposition.

Growth through constant innovation in formats, product offering and services - The Kesa Group invests constantly in evolving existing store formats and in developing new approaches to the retail consumer. The Group has enhanced its product offering and services to adapt to changing consumer attitudes, new products and technologies and local market structures.

Scale benefits across its businesses - Kesa Electricals is pursuing a range of initiatives with the objective of maximising purchasing scale

benefits across the Group for which Kesa Electricals has established a dedicated Group sourcing function.

Decentralised infrastructure and Group convergence - Each Kesa Electricals operating business has its own centralised logistics and IT systems and at a Group level, Kesa Electricals is developing a common information system for the commercial and supply chain activities of Darty and Comet.

Robust financial profile - Kesa Electricals has strong operating margins (5.5 per cent. in the financial year ended 1 February 2003 including joint ventures) and generates stable cash flows, which fund investment in growth opportunities in new and existing stores.

Proven management team - Each Kesa Electricals brand has a separate management team responsible for delivering the Group's trading philosophy to customers and achieving the sales, profit and cash flow targets of individual businesses. These teams are highly experienced, multi-cultural and have a strong track record in home equipment retailing.

Kesa Electricals strategy

The Kesa Group aims to improve its financial performance by reinforcing its strong existing market positions in Europe and by maximising profits across its retail businesses. In addition, the Group will take advantage of growth opportunities to sell innovative products and services and to pursue its expansion in existing markets, while investigating other opportunities in selected European countries.

The Kesa Groups' strategy encompasses the implementation of its shared trading philosophy across all its retail brands, leveraging its strong market positions, extensive store network and other distribution channels and established supply chain to drive growth and returns for its shareholders.

Kesa Electricals' management team intends to implement this strategy by:

- Strengthening each Kesa Electricals brand store network in its local market
- Optimising purchasing scale benefits and product mix
- Exploiting new product opportunities
- Offering further value-added services
- Continuing development of multi-channel strategy

Kesa Electricals current trading and prospects

The Kesa Group is continuing to face tough market conditions in continental Europe for both electricals and furniture products. Total sales for the first quarter grew 9.1 per cent. but declined 1.3 per cent. on a like-for-like basis. Retail profit fell by approximately 16 per cent. at constant exchange rates, in this seasonally less significant quarter.

Although economic conditions remain difficult, especially in continental Europe, the Kesa Electricals Board considers that the prospects for the Group as a whole for the current financial year remain in line with its expectations.

Kesa Electricals Board

The Board of Kesa Electricals is as follows:

Executive Directors

Jean-Noël Labroue	Chief Executive Officer
Martin Reavley	Finance Director

Non-Executive Directors

David Newlands	Chairman
Michel Brossard	
Andrew Robb	
Peter Wilson	

Kingfisher's business

Kingfisher is Europe's leading home improvement retailer and the world's most international, with more than 600 stores across Europe and Asia. It is the largest home improvement business anywhere outside the USA with market leading positions in the UK, France, Poland, Italy, Taiwan and China. The Group's main brands are B&Q, Castorama and Brico Dépôt. Home Improvement sales during the financial year ended 1 February 2003 were more than £6.7 billion (including £358 million from Canadian business Réno-Dépôt which Kingfisher agreed to sell in April); total sales space was more than 4.1 million square metres.

UK

With 13.5 per cent. of the UK's repair, maintenance and improvement market, B&Q is the clear leader in UK home improvement. During the financial year ended 1 February 2003, B&Q achieved UK sales of £3.7 billion and had total sales space in the UK of around two million square metres. B&Q currently operates 324 stores divided between two formats—B&Q Warehouse and B&Q Supercentre. B&Q is also developing a new "mini-Warehouse" format with a programme of new store openings and conversions of existing Supercentres. All B&Q stores operate an "every day low pricing" (EDLP) pricing strategy.

B&Q's 98 B&Q Warehouses offer around 35,000 product lines in stores

with an average size of around 12,000 square metres. B&Q Warehouse targets serious DIY enthusiasts and trade professionals with a particular focus on garden and heavy end products as well as decoration and furniture products for the wider market. The 226 B&Q Supercentres stock around 16,000 product lines with product areas covering kitchen and bathroom equipment, lighting, floor coverings, tiles, gardening, hardware, decorating equipment, tools and heavy end products.

France

The combined Castorama and Brico Dépôt chains give Kingfisher the leading position in the French DIY market, which was worth approximately £11 billion during the financial year ended 1 February 2003. Kingfisher currently operates 105 Castorama stores and 57 Brico Dépôt stores, with total sales of £2.0 billion during the last financial year.

Castorama stores have an average size of 9,000 square metres, although the largest stores are up to 12,000 square metres. Stores carry approximately 45,000 product lines covering decoration, hardware, heavy end building materials and garden products.

Brico Dépôt is a smaller format chain aimed at home improvement enthusiasts and trade professionals, with stores offering around 15,000 product lines and highly competitive prices. Stores tend to be located in out-of-town retail parks and have an average size of 5,000 square metres. Brico Dépôt is planning to expand the network significantly during the next five years.

International

Kingfisher is concentrating its international development resources on markets in Europe and Asia that are attractive in terms of their size, expected growth and profitability, allowing the Group to achieve critical mass on a regional level and a position of market leadership. This will enable Kingfisher to exploit its strengths as a high volume, value-based retailer.

In Europe, Kingfisher will focus its international efforts in Poland and Italy. At the year end, Castorama operated 16 Polish stores and believes there is scope for significant expansion. In Italy, Castorama has 14 stores and aims to drive towards a market leading position through further store expansion and format development.

In Asia, Kingfisher will also continue to develop its established presence in Taiwan, where B&Q currently operates 14 stores, and in China, where it has eight stores. Kingfisher hopes to increase the Chinese store network to more than 50 over the next few years.

Kingfisher is currently exploring three other international markets: Turkey, Spain and South Korea. In Turkey, Kingfisher operates five stores through a joint venture with the Koç Group. In Spain, Kingfisher will open three Brico Dépôt stores in the next twelve months. The first South Korean B&Q

store will open in Seoul during 2004.

Kingfisher is exploring options to exit its Castorama Brazil, Castorama Belgium and Castorama Germany businesses along with NOMI in Poland. On 23 April 2003, Kingfisher announced that it had agreed to sell Réno-Dépôt, its Canadian Home Improvement Business, subject to Canadian competition authority clearance and financing. Kingfisher expects to complete this sale in late summer 2003. In addition, Kingfisher has a strategic investment in Hornbach Holding AG, the leading German warehouse home improvement retailer which also has store operations in Austria, Luxembourg, the Netherlands, the Czech Republic and Switzerland. Joint commercial initiatives are taking place between B&Q, Castorama and Hornbach.

Screwfix Direct is the UK's leading business-to-business mail order and online retailer of hardware and tools. It was acquired by B&Q in July 1999.

Kingfisher's strengths

Leading international home improvement retailer – Kingfisher's Home Improvement Business is mainly located in Europe and Asia. The Board believes that general demographic trends such as increasing numbers of households, rising levels of home ownership, rising income levels and increased media interest in home improvement will support continued growth in consumer demand for home improvement products and related services.

Positioned in attractive markets – Kingfisher is Europe's leading home improvement retailer and the world's most international, with more than 600 stores across Europe and Asia. The Group enjoys market leading positions in the UK, France, Poland, Italy, Taiwan and China. It is the largest home improvement business anywhere outside the USA.

Strong brands with a value-for-money reputation – Kingfisher operates some of the best known retail brands in European home improvement, including B&Q, Castorama and Brico Dépôt.

Experienced management team – Kingfisher's businesses are led by management teams with considerable retailing experience.

Significant property assets – Kingfisher continues to own a significant freehold property portfolio worldwide that is occupied primarily by its own operating companies in its key trading markets.

Strong financial track record – Kingfisher's Home Improvement Business has demonstrated consistent year-on-year growth in revenue and operating profit. In the financial year ended 1 February 2003, sales grew by nearly 16 per cent. to £6.7 billion, with like-for-like sales up 4.3 per cent. Operating profit over the same period grew by 24 per cent to £534 million. On average, sales grew by 14.3 per cent, and operating profit by 13.4 per cent during the three financial years ended 1 February

2003.

Kingfisher strategy

Kingfisher aims to create an integrated, international home improvement business that combines international scale with local marketing and operational skills. The Group will concentrate on organic growth opportunities in Europe and Asia where it has, or can establish, market leading positions.

Specific strategic goals include:

- Roll-out successful store formats in attractive markets and accelerate product and service innovation
- Revitalise Castorama France
- Develop a strong, focused international business outside the UK and France to enhance Kingfisher's long term growth potential
- Leverage Group sourcing scale and expertise to drive down the cost of goods and make supply chains more efficient

Kingfisher capital markets instruments

Discussions with the trustee of Kingfisher's £200 million 8.125 per cent. bonds due 2007 are ongoing to determine whether these bonds should be redeemed in accordance with their terms or whether proposals to amend their terms should be put to bondholders, in each case subject to the demerger taking place. Notes issued pursuant to Kingfisher's €2,500 million Euro Medium Term Note Programme will remain outstanding following the Demerger.

UBS Investment Bank (UBS) and Goldman Sachs International advised Kingfisher in respect of the demerger and UBS is acting as sponsor of the UK listing. BNP Paribas and Lazard Frères Banque advised Kingfisher on the French aspects of the demerger and are acting as joint sponsors of the French listing.

Enquiries	Telephone No
Kingfisher plc	
Ian Harding	+44 (0) 20 7644 1029
Loraine Woodhouse	+44 (0) 20 7644 1032
Kesa Electricals plc	
Analysts:	+44 (0) 20 7251 3801
Lucy Barber	
Press:	+44 (0) 20 7251 3801
Rollo Head	

UBS Limited +44 (0) 20 7567 8000
Liam Beere
Tim Waddell
Patrick Coze +33 (0) 1 48 88 36 97

Goldman Sachs International +44 (0) 20 7774 1000
Yoël Zaoui
Steve Wallace
Matt McClure

This press release, which has been prepared by and is the sole responsibility of Kingfisher, has been issued by Kingfisher and has been approved by UBS Limited, a subsidiary of UBS AG, and by Goldman Sachs International solely for the purposes of section 21 (2)(b) of the Financial Services and Markets Act 2000.

UBS Limited, which is regulated in the UK by the Financial Services Authority, is acting exclusively for Kingfisher and Kesa Electricals in connection with the Demerger, share consolidations and Admission and will not be responsible to anyone other than Kingfisher and Kesa Electricals for providing the protections afforded to customers of UBS Limited nor for providing advice in relation to the Demerger, share consolidations or Admission.

Goldman Sachs International, which is regulated in the UK by the Financial Services Authority, is acting exclusively for Kingfisher in connection with the Demerger and Kingfisher share consolidation and will not be responsible to anyone other than Kingfisher for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Demerger and Kingfisher share consolidation.

BNP Paribas and Lazard Frères Banque are acting exclusively for Kingfisher plc and Kesa Electricals plc in connection with the Demerger and will not be responsible to anyone other than Kingfisher plc and Kesa Electricals plc for providing the protections afforded to the respective customers of BNP Paribas and Lazard Frères Banque nor for providing advice in relation to the Demerger.

This press release does not comprise listing particulars or a prospectus relating to Kingfisher or Kesa Electricals and does not constitute an offer or invitation to purchase or subscribe for any securities of Kingfisher or Kesa Electricals and should not be relied on in connection with a decision to purchase or subscribe for any such securities. This press release does not constitute a recommendation regarding the securities of Kingfisher or Kesa Electricals.

The financial information concerning Kingfisher and Kesa Electricals contained in this announcement does not amount to statutory accounts within the meaning of Section 240 of the Companies Act 1985.

Information relating to Kesa Electricals and the Kesa Group contained in this press release has been extracted from the Listing Particulars relating to Kesa Electricals and published today. Information relating to Kingfisher has been extracted from the Circular to Kingfisher shareholders published today. Terms used in this press release but not defined herein have the meaning given to them in the Circular to Kingfisher shareholders or the Kesa Electricals Listing Particulars.

Today, 17 June 2003, Kesa Electricals' management team will host a presentation about its business to research analysts in London.

High resolution photographs of Kesa Electricals management are available free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).

END

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Company	Headline	Embargo	Last Update
Kingfisher PLC	Doc re. Circular & Listing		13:45 17 Jun 03

Full Announcement Text

17 June 2003

Kingfisher plc

Proposed demerger and listing of Kesa Electricals plc on 7 July 200

Listing Particulars relating to Kesa Electricals plc (the "Listing Particulars") and a Circular plc to its shareholders (the "Circular") relating to the proposed demerger of Kingfisher's el business and the listing of Kesa Electricals plc, the proposed holding company of the elec have today been published.

Copies of the Listing Particulars and Circular are available for inspection at the registered Kingfisher plc, 3 Sheldon Square, Paddington, London, W2 6PX.

A copy of the Listing Particulars and Circular have been submitted for public inspection at Viewing Facility of the UK Listing Authority, The Financial Services Authority, 25 The Nort Canary Wharf, London E14 5HS.

Enquiries

Kingfisher plc
Ian Harding +44 (0)20 7644 1029

UBS Investment Bank
Jos Trusted + 44 (0)20 7568 2991

END

status list


Kingfisher plc
File Reference 82-968


KINGFISHER

Proposed Demerger of Kingfisher plc's Electricals Business to Kesa Electricals plc, related proposals and Notice of Extraordinary General Meeting


KINGFISHER

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. This document should be read in conjunction with the accompanying Listing Particulars relating to Kesa Electricals plc. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the UK Financial Services and Markets Act 2000.

If you sell or have sold or otherwise transferred all of your Kingfisher Shares, please forward this document, together with the accompanying documents, at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee.

UBS is acting exclusively for Kingfisher plc and Kesa Electricals plc in connection with the Demerger, Share Consolidations and Admission and will not be responsible to anyone other than Kingfisher plc and Kesa Electricals plc for providing the protections afforded to customers of UBS nor for providing advice in relation to the Demerger, Share Consolidations or Admission.

Goldman Sachs International is acting exclusively for Kingfisher plc in connection with the Demerger and Kingfisher Share Consolidation and will not be responsible to anyone other than Kingfisher plc for providing the protections afforded to customers of Goldman Sachs International nor for providing advice in relation to the Demerger and Kingfisher Share Consolidation.


KINGFISHER

Kingfisher plc

Proposed Demerger of Kingfisher plc's Electricals Business to Kesa Electricals plc, related proposals and Notice of Extraordinary General Meeting

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Your attention is drawn to the letter to shareholders from the Chairman of Kingfisher plc which is set out on pages 4 to 8 of this document and which recommends that you vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting referred to below.

Notice of the Extraordinary General Meeting of Kingfisher plc to be held at the Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE at 9:00 a.m. on 4 July 2003 is set out at the end of this document. A Form of Proxy to be used in connection with the Extraordinary General Meeting is enclosed. To be valid, Forms of Proxy should be completed, signed and returned so as to be received by Kingfisher plc's Registrars, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA as soon as possible and in any event by no later than 9:00 a.m. on 2 July 2003. Completion and return of the Form of Proxy will not prevent you from attending the meeting in person (in substitution for your proxy vote) if you so wish.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2003
Latest time and date for receipt of Forms of Proxy for the Extraordinary General Meeting	9:00 a.m. on 2 July
Extraordinary General Meeting	9:00 a.m. on 4 July
Latest time and date for transfers of Kingfisher Shares in order for the transferee to be registered for the Demerger Record Time	close of business on 4 July
Demerger Record Time	6:00 a.m. on 7 July
Expected effective date of Demerger, Kingfisher Shares Consolidation and the commencement of dealings in Kesa Shares on the London Stock Exchange and the *Premier marché* of Euronext Paris and crediting of Kesa Shares to CREST accounts	8:00 a.m. on 7 July
Despatch of definitive share certificates for Kesa Shares and consolidated Kingfisher Shares (other than in respect of shares held through CREST) and any fractional entitlement cheques	By 14 July
Payment of fractional entitlements in respect of shares held through CREST	By 14 July

All references in this document are to London times unless otherwise stated.

DEMERGER HELPLINE

A shareholder helpline is available on 0870 703 0132 (or +44 870 703 0132) if you are calling from outside the UK) from 8:30 a.m. to 5:30 p.m. Monday to Friday and will remain open until 25 July 2003. For legal reasons, the shareholder helpline will only be able to provide you with information contained in this document, the accompanying Listing Particulars and Form of Proxy and with information relating to the Kingfisher Share Register and, after Admission, the Kesa Share Register and will be unable to give advice on the merits of the Demerger, Share Consolidations or Kesa Group Employee Incentive Schemes or to provide financial or investment advice.

OVERSEAS SHAREHOLDERS

Further details of the Demerger for holders of Kingfisher Shares or Kingfisher ADRs, who are citizens or residents of countries other than the United Kingdom, are set out in paragraphs 3, 6, 7 and 8 of Part 5 of this document.

LETTER FROM THE CHAIRMAN OF KINGFISHER



(Registered in England No. 1664812)

17 June 2003

To holders of Kingfisher Shares

Dear shareholder,

1. Introduction

In September 2000, Kingfisher announced a major reorganisation of the group. The first phase involved the separation of its UK-based general merchandise business, which included Woolworths and Superdrug. The demerger of the Woolworths Group, sale of Superdrug and the disposal of Kingfisher's general merchandise high street property portfolio were completed during 2001.

Kingfisher announced the second and third phases of its strategic transformation in May 2002. These involved the acquisition of the outstanding minority interests in Castorama and the separation of Kingfisher's Electricals Business from its Home Improvement Business. As a result of Kingfisher's offers for the outstanding minority interests, it now owns 100 per cent. of Castorama. The group now intends to undertake the third and final phase of its strategic transformation by demerging its Electricals Business.

Following the Demerger both Kingfisher and Kesa Electricals plc, the proposed parent company of the demerged Electricals Business, will be listed on the London Stock Exchange and also on the *Premier marché* of Euronext Paris.

In view of the size of Kesa Electricals, Kingfisher is seeking prior shareholder approval of the Demerger. The purpose of this document is to provide details of the Board's proposals, to explain why the Board believes them to be in the interests of Kingfisher and its shareholders and to ask shareholders to vote in favour of the proposals and related matters at an Extraordinary General Meeting, which is being convened on 4 July 2003 for this purpose.

A Notice of the Extraordinary General Meeting appears on pages 61 to 64 of this document. Listing Particulars issued by Kesa Electricals relating to the Electricals Business and a Form of Proxy for use in connection with the EGM are also enclosed.

2. Background to the Demerger

Kingfisher has explored a number of separation options since May 2002. These include a sale to trade or financial buyers and an Initial Public Offering. In current market conditions, however, the Board believes the Demerger is most likely to deliver greatest shareholder value and is therefore the preferred option.

The separation of the Electricals Business will enable Kingfisher's management team to focus on its vision as a dedicated home improvement retailer: to create an integrated, international business that combines international scale with local marketing and operational skills. Kingfisher will continue to concentrate on attractive growth markets where it can establish leading positions because it believes that this will deliver superior returns on invested capital and so create additional value for shareholders and enhanced opportunities for employees.

Similarly, the separation will allow the Kesa Electricals management team to implement its shared trading philosophy across all its retail brands, leveraging its strong market positions, extensive store network and other distribution channels and established supply chains to drive growth and returns for its shareholders. As a consequence of increased focus and transparency, both Kingfisher and Kesa Electricals should attract a more informed valuation by the market.

The Board has therefore concluded that a demerger of Kesa Electricals should help create additional value for Kingfisher Shareholders and is in their best interests.

Kingfisher will effect this Demerger by declaring a dividend in specie to be satisfied by transferring the Electricals Business to Kesa Electricals and Kesa Electricals issuing new shares to Kingfisher Shareholders pro rata to their holding of Kingfisher Shares at the Demerger Record Time. Consequently, Kingfisher will continue to own its Home Improvement Business and Kesa Electricals will own the Electricals Business. Shareholders will continue to own shares in Kingfisher and will receive new shares in Kesa Electricals.

Further information on Kesa Electricals is included in the accompanying Listing Particulars. Kingfisher's strengths and strategy for growth are set out below.

3. Kingfisher's strengths

- Leading international home improvement retailer

  Kingfisher's Home Improvement Business is mainly located in Europe and Asia. The European home improvement market is estimated to be worth £70 billion, with total growth between 1996 and 2001 of nearly 25 per cent*. Kingfisher estimates the combined Chinese, Taiwanese and South Korean home improvement markets to be worth around £30 billion. The Board believes that general demographic trends such as increasing numbers of households, rising levels of home ownership, rising income levels and increased media interest in home improvement will support continued growth in consumer demand for home improvement products and related services.

  ** Source: Verdict on European DIY retailing 2002*

- Positioned in attractive markets

  Kingfisher is Europe's leading home improvement retailer and the world's most international, with more than 600 stores in twelve countries. The Group enjoys market leading positions in the UK, France, Poland, Taiwan and China as well as an established and growing presence in Italy. It is the largest home improvement business anywhere outside the USA.

  Total home improvement sales for the financial year ended 1 February 2003 were more than £6.7 billion (including £358 million from Canadian business Réno-Dépôt which Kingfisher agreed to sell in April), with retail profit of £534 million (including £21 million from Réno-Dépôt). One of Kingfisher's key strengths is that it has developed leading positions in its core domestic markets as well as building a profitable international platform to provide future growth potential.

  In addition to its Home Improvement subsidiaries, Kingfisher has a strategic alliance with Hornbach Holding AG, the leading German home improvement warehouse retailer which operates 104 stores across Europe, 79 of which are in Germany.

- Strong brands with a value-for-money reputation

  Kingfisher operates some of the best known retail brands in European home improvement, including B&Q, Castorama and Brico Dépôt. In Asia, Kingfisher is helping to build a home improvement culture among people in Taiwan and China, where B&Q is one of the leading home improvement brands. All Kingfisher brands are consistent in their aim to offer customers the best possible price, service and choice in their local markets.

  In addition to retail brands, Kingfisher is developing a number of exclusive product brands such as "Performance Power", the UK's leading range of power tools, and the "Colours" paint range. Both Performance Power and Colours are also available through Kingfisher stores in a number of different countries.

  Compared to many other retail sectors, sources of supply within home improvement are relatively fragmented. With few powerful manufacturer brands, Kingfisher is well placed to work in partnership with its chosen global suppliers to continue introducing innovative, new and exclusive own brand products while at the same time reducing prices for customers.

- Experienced management team

  Kingfisher's businesses are led by management teams with considerable retailing experience. Having gained full management control of Castorama in September 2002 and following the Demerger of Kesa Electricals Kingfisher will, for the first time, have a unified organisational structure with

management concentrating solely on home improvement retailing. Kingfisher believes that a unified team managing a fully integrated business will support the consistency of approach, common operating principles and sharing of best practice across the Group that will deliver enhanced value for shareholders. In particular, it will align the businesses behind initiatives designed to leverage purchasing scale.

- Significant property assets

  Kingfisher continues to own a significant freehold property portfolio worldwide that is occupied primarily by its own operating companies in its key trading markets. This portfolio was valued at £1.63 billion at the beginning of the financial year (excluding properties of the Electricals Business), of which around 45 per cent. was UK property. Kingfisher will continue to manage and develop its property portfolio to support the growth of the Home Improvement Business.

- Strong financial track record

  Kingfisher's Home Improvement Business has demonstrated consistent year-on-year growth in revenue and operating profit. In the financial year ended 1 February 2003, sales grew by nearly 16 per cent. to £6.7 billion, with like-for-like sales up 4.3 per cent. Operating profit over the same period grew by 24 per cent. to £534 million. On average, sales grew by 14.3 per cent. and operating profit by 13.4 per cent. during the three financial years ended 1 February 2003.

4. Kingfisher's strategy

Kingfisher aims to create an integrated, international home improvement business that combines international scale with local marketing and operating skills. The Group will concentrate on organic growth opportunities in Europe and Asia where it has, or can establish, market leading positions.

Improving return on invested capital is a key priority for the Kingfisher management team. By increasing the return on existing assets and ensuring future capital is invested where returns will be attractive, shareholder value will be enhanced and further long term growth delivered. Future investment plans are reviewed against economic return measures and investment decisions made accordingly. Good progress was made in the financial year ended 1 February 2003. The Chartwell Land retail park property sale, disposal of ProMarkt and ongoing improvement in working capital all contributed to an improved return on capital employed during the year.

Specific strategic goals include:

- Roll out successful store formats in attractive markets and accelerate product and service innovation

  Kingfisher will continue to roll out its successful store formats, focusing investment in a disciplined manner in those European and Asian markets where it believes organic growth opportunities are strongest. B&Q Warehouse will continue to roll out in the UK and Ireland, complemented by a programme of new "mini-Warehouse" openings and the conversion of a significant number of existing B&Q Supercentres into mini-Warehouses. Subject to French planning restrictions, Kingfisher will continue to open new large format Castorama stores in France while simultaneously expanding the increasingly successful Brico Dépôt chain of medium format stores as rapidly as possible. Kingfisher will also continue to open new stores in Poland, Italy, Taiwan and China. Screwfix Direct continues to grow rapidly as the UK's leading direct supplier of repair, maintenance and improvement products to trade and retail customers.

  Innovation will continue to play a key role in driving growth, with Kingfisher businesses developing new product ranges and services. Product innovation – including recent examples such as take-away kitchens, built-in and stand-alone kitchen appliances, laminate flooring and power tools – has stimulated growth in the UK home improvement market. Kingfisher believes that there is potential for further expansion in both existing and new product areas as well as related services including installation.

- Revitalise Castorama France

  The programme to revitalise Castorama France, which was set out last autumn when Kingfisher gained full management control of Castorama, has prioritised improved performance from the

existing store network. Kingfisher has been working with Castorama to introduce a series of "quick wins" across the French chain, centrally-driven initiatives such as till and aisle-end promotions and cross-merchandising. These measures have made a positive impact on sales.

Castorama is also working on format development. During March this year, the Hellemmes store near Lille re-opened following a tactical revamp. The approach was similar to the highly successful Operation Wheel, which invigorated the B&Q Supercentre chain in the mid-1990s. Once proven, the Hellemmes revamp will be rolled out across the network. More fundamentally, the opening of three new stores in the current year will further develop the format for France—steps on the road to the objective of a renaissance of the Castorama brand.

B&Q's successful Cost Price Reduction Programme (CPR) was introduced into Castorama towards the end of 2002 and will underpin the delivery of this year's integration targets, as will the now-completed combination of the London and Lille corporate head offices.

- **Develop a strong, focused international business outside the UK and France to enhance Kingfisher's long term growth potential**

  Kingfisher will continue to focus international development on Europe and Asia, primarily in markets where it is already well established—Poland, Italy, Taiwan and China. Additional opportunities are being explored in other countries that meet the Group's international development criteria—sizeable, stand-alone markets where it is possible to achieve market leadership, long term growth, profitability and attractive returns. These include Turkey, where Kingfisher already has a small presence through a joint venture with the Koç Group; Spain, where Brico Dépôt will open three stores in the next twelve months; and South Korea, where the first B&Q store will open in Seoul during 2004. In keeping with this strategy, Kingfisher will continue to explore options to exit Castorama Brazil, Castorama Belgium, Castorama Germany and NOMI in Poland. On 23 April 2003, Kingfisher announced that it had agreed to sell Réno-Dépôt, its Canadian Home Improvement Business, with completion expected in late summer 2003.

- **Leverage Group sourcing scale and expertise to drive down the cost of goods and make supply chains more efficient**

  Kingfisher Group sourcing has already made significant savings for customers through working with suppliers to improve the efficiency of the overall supply chain and buying merchandise from low cost manufacturing bases wherever they are located around the world. With strict guidelines for product quality and a socially and environmentally responsible approach to trading, Kingfisher will substantially increase the proportion of merchandise that is sourced globally, building on the significant expertise that now exists through dedicated sourcing offices in Hong Kong, China, India and South Africa.

  Furthermore, Kingfisher sees significant opportunities from working in close and mutually-beneficial partnerships with a group of "advantaged" suppliers and by combining the considerable buying scale of the Group. CPR is an excellent example of what can be achieved, with benefits of £57 million in the financial year ended 1 February 2003 and cumulative benefits of £180 million since its launch in the year 2000. The programme was introduced into Castorama France in late 2002, and the medium term aim is to expand it across the Group. CPR drives a virtuous circle: reducing the cost of goods reduces selling prices which, in turn, drives increased sales volumes and therefore the need for increased production volumes. This lowers the cost price, thereby closing the circle.

5. Current trading and prospects

On 4 June 2003 Kingfisher announced trading results for the first quarter to 3 May 2003, with retail sales ahead 9.2 per cent. to £2.6 billion. On a like-for-like basis, sales grew 4.1 per cent.

Reported retail profit was ahead 34.4 per cent. to £154 million, benefiting from the elimination of losses from the recently-sold German electricals business ProMarkt and currency translation gains arising on restating euro denominated profit into sterling. On an underlying, constant currency basis, retail profit was ahead 18 per cent.

The Group's Home Improvement Business grew total sales by 17 per cent., up 6.5 per cent. on a like-for-like basis. Strong like-for-like growth was achieved in the UK, France, Italy and China. Reported retail profit was up nearly 30 per cent. to £132 million. Excluding the effect of currency translation gains, retail profit was ahead 26 per cent.

The Electricals Business was reported as continuing to face tough market conditions in continental Europe for both electricals and furniture products. Total sales for the quarter, excluding ProMarkt, grew 9.1 per cent. but declined 1.3 per cent. on a like-for-like basis. Reported retail profit rose by nearly 72 per cent. in the quarter reflecting the elimination of German losses and currency translation gains. Profit for the ongoing Kesa business fell 16 per cent. at constant exchange rates in this seasonally less significant quarter.

Although economic conditions remain difficult, especially in continental Europe, the Board considers that the prospects for the Group as a whole for the current financial year are satisfactory.

6. Extraordinary General Meeting

An Extraordinary General Meeting is being convened on 4 July 2003 for the purpose of seeking shareholder approval of the Demerger.

In addition, the Board is proposing a resolution to effect a Kingfisher Share Consolidation to maintain, so far as possible, the value of employee share options over Kingfisher Shares because following the Demerger the value of the Electricals Business will no longer be reflected in the value of Kingfisher Shares. Kingfisher Shareholders (who upon Demerger will also become Kesa Shareholders) are also being asked to approve the Kesa Group Employee Share Incentive Schemes so that they may be operated following Demerger. The Kesa Group Employee Share Incentive Schemes have been approved by the Kesa Electricals directors.

Further information on the resolutions being proposed at the EGM is set out in Part 1 of this document.

7. Recommendation to shareholders

The Demerger will provide an independent platform for Kesa Electricals and enable Kingfisher to strengthen further its position as a world leader in home improvement. The aim of the Demerger is to support future growth and to enhance shareholder value.

The Board has been advised in relation to the Demerger and Kingfisher Share Consolidation by UBS and Goldman Sachs International. In providing advice to the Directors, UBS and Goldman Sachs International have each relied upon the Directors' commercial assessment of the Demerger and Kingfisher Share Consolidation.

The Board considers that the Demerger, Kingfisher Share Consolidation and adoption by Kesa Electricals of the Kesa Group Employee Share Incentive Schemes are in the best interests of Kingfisher Shareholders as a whole. Accordingly, the Board unanimously recommends that shareholders vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting, as all Directors intend to do in respect of their beneficial shareholdings, which amount in total to 1,046,746 Kingfisher Shares representing 0.04 per cent. of Kingfisher's issued ordinary share capital.

Yours sincerely,

Francis Mackay
Chairman

PART 1

KEY INFORMATION FOR KINGFISHER SHAREHOLDERS

1. Basis of the Demerger

Conditional on passing of the Demerger Resolution at the Extraordinary General Meeting and on Admission, Kingfisher Shareholders will be issued:

one Kesa Share of nominal value of 5 pence
for each Kingfisher Share of nominal value of 13.75 pence
held at the Demerger Record Time.

Immediately after the Demerger is effective, the share capital of Kesa Electricals will be consolidated. Consequently, Kingfisher Shareholders will receive:

one consolidated Kesa Share of nominal value 25 pence
for every five Kesa Shares of nominal value 5 pence each
held immediately following Admission.

In addition, immediately after the Demerger is effective and conditional on the passing of the Consolidation Resolution at the EGM, the share capital of Kingfisher will be consolidated on the basis of:

seven Kingfisher Shares of 15 5/7 pence each
for every eight Kingfisher Shares of 13.75 pence
held at the Demerger Record Time.

It is expected that, on 7 July 2003, Kesa Shares will be admitted to the Official List and to trading on the London Stock Exchange and on the *Premier marché* of Euronext Paris and that dealings in these shares will commence on that date. Kingfisher Shares will continue to be listed on the London Stock Exchange and on the *Premier Marché* of Euronext Paris.

Further details of the Basis of the Demerger (including the Share Consolidations) are set out in paragraph 1 of Part 5 of this document.

The Demerger will be effected by Kingfisher declaring a dividend on the Kingfisher Shares satisfied by the transfer by Kingfisher to Kesa Electricals of the whole of the issued share capital of Kesa Holdings Limited (the holding company of the Electricals Business). In consideration for that transfer, Kesa Electricals will allot and issue Kesa Shares to Kingfisher Shareholders on the basis described above.

On 13 June 2003, Kesa Holdings Limited was transferred to Kingfisher in satisfaction of a dividend declared by a wholly owned direct subsidiary of Kingfisher. (The distributable profits of the subsidiary in question had been increased on 3 April 2003 following a Court sanctioned reduction of capital). The amount of that dividend was recorded in Kingfisher's accounts as an unrealised profit. The Demerger dividend declared by Kingfisher will reduce that unrealised profit in accordance with section 276 of the Act and will not reduce Kingfisher's distributable profits.

Following the Demerger, Kingfisher will demand repayment of all amounts owing by members of the Kesa Group to members of the Kingfisher Group. Kingfisher will apply the said repayments, net of related separation costs, to reduce its external debt.

2. Dividend policy

The Directors of Kingfisher do not expect that the Demerger will affect the absolute level of dividends paid in respect of the current financial year to existing Kingfisher Shareholders who retain their shares in Kingfisher and Kesa Electricals but those dividends should reflect each group's performance throughout the current financial year.

The Directors confirm that the Kingfisher dividend policy will continue to reflect its strategy of investment and growth with the aim of growing dividends progressively. In the context of this policy, Kingfisher has historically maintained a target dividend cover of between 2.0 and 2.5 times, which is compatible with a retail business investing for future growth. The Board of Kingfisher considers that this policy is still appropriate.

In the year to 1 February 2003 Kingfisher's dividend was covered approximately 1.8 times. Although the Kingfisher dividend cover in the current year is likely to remain slightly below the stated target, progressive dividend growth will be managed with the objective of achieving dividend cover in the target range in the medium term.

Kingfisher intends to pay an interim dividend in respect of the six month period ending 2 August 2003 in November 2003.

Kesa Electricals' dividend policy is set out in paragraph 17 of Part 1 of the Listing Particulars which accompany this document.

3. Taxation

Advice received by the Directors in respect of the taxation consequences of the Demerger for Kingfisher Shareholders and related matters is summarised in paragraphs 5, 6 and 7 of Part 5 of this document. Shareholders who are in any doubt as to their taxation position should obtain advice from an independent professional adviser.

4. Employee share incentive schemes

In respect of employee share incentive schemes, the Boards of Kingfisher and Kesa Electricals aim to ensure that, following the Demerger, employees participating in share incentive schemes will be granted awards over the shares of Kingfisher or Kesa Electricals, according to which group employs them.

At the annual general meeting held on 4 June 2003, Kingfisher Shareholders adopted the new Kingfisher Incentive Share Scheme and gave their authority for the continued operation of the Kingfisher SAYE Schemes for a further ten years. The rules of these schemes will be available for inspection as set out in paragraph 11 of Part 6 of this document. Paragraph 10 of Part 5 of this document explains the effect of the Demerger on the Kingfisher Employee Incentive Schemes.

The Remuneration Committee of Kesa Electricals, whose members were appointed on 13 June 2003, has not had the opportunity to develop appropriate long term remuneration arrangements for Kesa Group executives. Accordingly, rather than adopting mirror plans to those operated by Kingfisher, the Remuneration Committee of Kesa Electricals considers it appropriate and consistent with best practice for it to consider the most appropriate form of long term incentives for Kesa Electricals executives following the Demerger. In due course and as part of a comprehensive review of remuneration structures, Kesa Electricals will then bring appropriate proposals to its shareholders.

Following the Demerger, the only open share incentive plans which Kesa Electricals will initially operate are the proposed all-employee plans (the Kesa Group Sharesave Scheme and the Kesa Group International Sharesave Plan).

For the 2003/2004 financial year only, Kesa Electricals will operate a cash-based bonus plan. Under the plan, the Chief Executive of Kesa Electricals will receive a bonus of 80 per cent. of basic salary and the Finance Director of Kesa Electricals will receive a bonus of 65 per cent. of basic salary for the achievement of on-target financial performance. The cash bonuses will be capped at 130 per cent. and 120 per cent. of basic salary respectively. Lower percentages of salary will apply to other senior executives. The performance conditions for the annual bonus will be subject to demanding and stretching financial performance targets based around Kesa Group budgets.

The operation by Kesa Electricals of the cash bonus arrangements for the 2004/5 and subsequent financial years will be considered as part of the review of executive remuneration arrangements by the Remuneration Committee of Kesa Electricals.

Consistent with market practice in France and with existing contractual commitments, cash bonuses payable to French executives (including the Chief Executive of the Kesa Group) will be pensionable.

The relevant resolution to adopt the Kesa Group Sharesave Scheme and the Kesa Group International Sharesave Plan (resolution 3) is set out in the EGM Notice which appears on pages 61 to 64 of this document.

In addition, to facilitate the Demerger, two plans (the Kesa Group Demerger Award Plan and the Kesa Group Incentive Compensation Plan), together with an associated employee benefit trust (the Kesa Group Employee Benefit Trust), are being proposed for adoption by Kingfisher Shareholders. The Kesa Group Incentive Compensation Plan will provide Kesa Group executives, whose subsisting awards under Kingfisher's share plans will lapse on the Demerger, with appropriate replacement awards whilst retention grants of Kesa Shares with a value of no more than two times salary will be made under the Kesa Group Demerger Award Plan. This is designed to ensure that executives have appropriate alignment of interests with Kesa Shareholders. No subsequent awards may be made under these plans.

The relevant resolutions to adopt the Kesa Group Demerger Award Plan, the Kesa Group Incentive Compensation Plan and the Kesa Group Employee Benefit Trust (resolutions 4 to 6) are set out in the EGM Notice which appears on pages 61 to 64 of this document.

The rules of all of the proposed plans are available for inspection as set out in paragraph 11 of Part 6 of this document. The key features of these plans are set out in paragraphs 11 and 12 of Part 5 of this document.

5. Overseas shareholders

The attention of holders of Kingfisher Shares or Kingfisher ADRs with registered addresses outside the United Kingdom, or who are citizens or residents of countries other than the United Kingdom, is drawn to the information set out in paragraphs 3, 6, 7 and 8 of Part 5 of this document.

6. Extraordinary General Meeting

On pages 61 to 64 of this document, there is a Notice of the Extraordinary General Meeting of Kingfisher to be held at the Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE at 9:00 a.m. on 4 July 2003. A Form of Proxy to be used in connection with the EGM is enclosed, together with instructions as to how to vote electronically should you wish to do so.

The Extraordinary General Meeting will consider six resolutions:

- Resolution 1 to be proposed is to approve the Demerger of the Electricals Business. The Demerger is to be effected by Kingfisher declaring a dividend in specie on the Kingfisher Shares. The dividend will be satisfied by the allotment and issue by Kesa Electricals of Kesa Shares to Kingfisher Shareholders on the Kingfisher Share Register at the Demerger Record Time. Resolution 1 is conditional on Admission of the Kesa Shares. Further information relating to the Demerger is set out in paragraph 1 of Part 5 of this document.
- Resolution 2 is proposed to consolidate the existing Kingfisher Shares so that Kingfisher Shareholders will receive seven Kingfisher Shares of nominal value 15 5/7 pence each for every eight Kingfisher Shares of nominal value 13.75 pence each held at the Demerger Record Time. The consolidation of the Kingfisher Shares is proposed as the Board aims to maintain, so far as reasonably practicable, the value of employee share options over Kingfisher Shares, notwithstanding that following the Demerger the value of the Electricals Business will no longer be reflected in the value of the Kingfisher Shares. Accordingly, resolution 2 is conditional on completion of the Demerger. Further information on the Kingfisher Share Consolidation is set out in paragraph 1 of Part 5 of this document.

Kingfisher Shareholders (who upon Demerger will become Kesa Shareholders) are being asked to approve the Kesa Group Employee Share Incentive Schemes, which have been approved by the Kesa Electricals directors, so that they may be operated pursuant to their terms following the Demerger.

- Resolution 3 is proposed to approve the Kesa Group Sharesave Scheme and the Kesa Group International Sharesave Plan, which, in all material respects, mirror the arrangements introduced for

Kingfisher at its June 2003 annual general meeting. This resolution is conditional on completion of the Demerger. Further information relating to these proposed plans is set out in paragraph 12 of Part 5 of this document.

- Resolutions 4 and 5 are proposed to approve the Kesa Group Demerger Award Plan and the Kesa Group Incentive Compensation Plan for the reasons set out in paragraph 4 of Part 1 of this document. These resolutions are conditional on completion of the Demerger. Further information relating to these proposed plans is set out in paragraph 11 of Part 5 of this document.
- Resolution 6 is proposed to approve the Kesa Group Employee Benefit Trust. This resolution is conditional on completion of the Demerger. Further information relating to this trust is set out in paragraph 12.3 of Part 5 of this document.

7. Action to be taken

A Form of Proxy to be used in connection with the Extraordinary General Meeting accompanies this document. The Form of Proxy also contains instructions as to how to vote electronically should you wish to do so. Whether or not you intend to attend the meeting in person, you are requested to complete the Form of Proxy in accordance with the instructions set out in it and return it as soon as possible, but in any event, to arrive at Computershare Investor Services PLC no later than 9:00 a.m. on 2 July 2003.

8. Demerger helpline

A shareholder helpline is available on 0870 703 0132 (or +44 870 703 0132 if you are calling from outside the UK) from 8:30 a.m. to 5:30 p.m. Monday to Friday and will remain open until 25 July 2003. For legal reasons, the shareholder helpline will only be able to provide you with information contained in this document, the accompanying Listing Particulars and Form of Proxy and with information relating to the Kingfisher Share Register and, after Admission, the Kesa Share Register and will be unable to give advice on the merits of the Demerger, Share Consolidations or Kesa Group Employee Share Incentive Schemes or to provide financial or investment advice.

PART 2

OVERVIEW OF THE CONTINUING KINGFISHER GROUP

1. Introduction

Kingfisher is, and following the Demerger will remain, Europe's leading home improvement retailer with a portfolio of well known brands that have a value-for-money reputation. Information relating to Kesa Electricals, the subject of the Demerger, is set out in the accompanying Listing Particulars.

2.1 Kingfisher's Home Improvement Business

Kingfisher is Europe's leading home improvement retailer and the world's most international, with more than 600 stores across Europe and Asia. It is the largest home improvement business anywhere outside the USA with market leading positions in the UK, France, Poland, Taiwan and China and an established and growing presence in Italy. The Group's main brands are B&Q, Castorama and Brico Dépôt. Home Improvement sales during the financial year ended 1 February 2003 were more than £6.7 billion (including £358 million from Canadian business Réno-Dépôt which Kingfisher agreed to sell in April); total sales space was more than 4.1 million square metres.

UK

With 13.5 per cent. of the UK's repair, maintenance and improvement market, B&Q is the clear leader in UK home improvement. During the financial year ended 1 February 2003, B&Q achieved UK sales of £3.7 billion and had total sales space in the UK of around two million square metres. B&Q operates 324 stores divided between two formats—B&Q Warehouse and B&Q Supercentre. B&Q is also developing a new "mini-Warehouse" format with a programme of new store openings and conversions of existing Supercentres. All B&Q stores operate an "every day low pricing" (EDLP) pricing strategy.

B&Q's 98 B&Q Warehouses offer around 35,000 product lines in stores with an average size of around 12,000 square metres. B&Q Warehouse targets serious DIY enthusiasts and trade professionals with a particular focus on garden and heavy end products as well as decoration and furniture products for the wider market. The 226 B&Q Supercentres stock around 16,000 product lines with product areas covering kitchen and bathroom equipment, lighting, floor coverings, tiles, gardening, hardware, decorating equipment, tools and heavy end products.

France

The combined Castorama and Brico Dépôt chains give Kingfisher the leading position in the French DIY market, which was worth approximately £11 billion during the financial year ended 1 February 2003 (*Source: Unibal*). Kingfisher operates 105 Castorama stores and 57 Brico Dépôt stores, with total sales of £2.0 billion during the last financial year.

Castorama stores have an average size of 9,000 square metres, although the largest stores are up to 12,000 square metres. Stores carry approximately 45,000 product lines covering decoration, hardware, heavy end building materials and garden products.

A number of initiatives are underway to enhance the customer offer and improve profitability. Castorama is working on range, merchandising and operating improvements for its French stores. Trials are currently underway and three new stores will open during the current financial year. Castorama France has also started to apply B&Q's successful Cost Price Reduction Programme to its product range, focusing initially on its top 200 suppliers by volume and incentivising buyers to negotiate attractive terms.

Following the successful offer for the minority interests in Castorama, Philippe Tible has been appointed Chief Executive Officer of Castorama France. Philippe has spent his entire career in the French retail industry. During a decade with French home improvement retailer Leroy Merlin, he held a number of senior roles, before leaving to become Managing Director Asia Pacific of Conforama (PPR Group), another leading French retail chain.

Brico Dépôt is a smaller format chain aimed at home improvement enthusiasts and trade professionals, with stores offering around 15,000 product lines and highly competitive prices. Stores tend to be located in out-of-town retail parks and have an average size of 5,000 square metres. Brico Dépôt currently has 57 stores in France and is planning to expand the network significantly during the next five years. A further four stores will be opened in the coming year.

International

Kingfisher is concentrating its international development resources on markets in Europe and Asia that are attractive in terms of their size, expected growth and profitability, allowing the Group to achieve critical mass on a regional level and a position of market leadership. This will enable Kingfisher to exploit its strengths as a high volume, value-based retailer.

In Europe, Kingfisher will focus its international efforts in Poland and Italy. At the year end, Castorama operated 16 Polish stores and believes there is scope for significant expansion. In Italy, Castorama has 14 stores and aims to drive towards a market leading position through further store expansion and format development.

In Asia, Kingfisher will also continue to develop its established presence in Taiwan, where B&Q operates 14 stores, and in China, where it has eight stores. Kingfisher hopes to increase the Chinese store network to more than 50 over the next few years.

Kingfisher is currently exploring three other international markets: Turkey, Spain and South Korea. In Turkey, Kingfisher operates five stores through a joint venture with the Koç Group. In Spain, Kingfisher will open three Brico Dépôt stores in the next twelve months. The first South Korean B&Q store will open in Seoul during 2004.

Kingfisher is exploring options to exit its Castorama Brazil, Castorama Belgium and Castorama Germany businesses along with NOMI in Poland. On 23 April 2003, Kingfisher announced that it had agreed to sell Réno-Dépôt, its Canadian Home Improvement Business, subject to Canadian competition authority clearance and financing. Kingfisher expects to complete this sale in late summer 2003.

In addition, Kingfisher has a strategic investment in Hornbach Holding AG, the leading German warehouse home improvement retailer which also has store operations in Austria, Luxembourg, the Netherlands, the Czech Republic and Switzerland. Joint commercial initiatives are taking place between B&Q, Castorama and Hornbach.

Screwfix Direct is the UK's leading business-to-business mail order and online retailer of hardware and tools. It was acquired by B&Q in July 1999.

2.2 Property

The Kingfisher Group's property business (B&Q Properties Limited—formerly Chartwell Land plc) reported operating profit of £58.5 million for the financial year ended 1 February 2003, a 29.1 per cent. increase compared with the previous year. In January 2003, Kingfisher undertook a significant property transaction with the sale of 15 retail parks and five retail development sites to a property development consortium. This reduced substantially the amount of UK property leased to third party tenants. Total exceptional profit for the year, the majority of which was generated by the recent sale, was £143 million.

B&Q Properties Limited will continue to be involved in site selection, the negotiation and purchase of freehold sites and property, the construction of new retail units and the negotiation of leases. It will concentrate on development opportunities that facilitate future occupation by Group operating companies and asset management of the existing estate.

2.3 Continuing relationships with the demerged Electricals Business

The Electricals Business has previously been provided with certain administrative and other services by members of the Kingfisher Group. Suitable arrangements have been established for the continuing provision of such services following Demerger. Details of these are set out in paragraph 6 of Part 6 of this document.

PART 3

FINANCIAL INFORMATION ON THE ELECTRICALS BUSINESS

1. Basis of preparation

The consolidated accounts of Kingfisher for the two financial years ended 3 February 2001 and 2 February 2002 have been audited by PricewaterhouseCoopers and for the financial year ended 1 February 2003 have been audited by PricewaterhouseCoopers LLP, both Chartered Accountants and Registered Auditors, whose address is 1 Embankment Place, London WC2N 6RH. The consolidated accounts have been filed with the Registrar of Companies. Their reports on these accounts were unqualified and did not include statements under section 237(2) or (3) of the Companies Act.

The financial information relating to Kesa Electricals below has been extracted, without material adjustment, from the group returns used to prepare the consolidated audited accounts of Kingfisher for the financial years ended 3 February 2001, 2 February 2002 and 1 February 2003.

The financial information in this Part 3 does not constitute statutory accounts within the meaning of section 240 of the Act. The financial information has been prepared in accordance with UK GAAP and Kingfisher's accounting policies. Information on the pro forma profit and loss account and net assets statement of Kingfisher is shown in Part 4.

2. Combined profit and loss account

	53 weeks ended 3 February 2001	52 weeks ended 2 February 2002	52 weeks ended 1 February 2003
	£m	£m	£m
Turnover including share of joint ventures	2,934.8	3,172.0	3,381.0
Less: share of joint ventures	(8.5)	(12.0)	(15.1)
Group turnover	2,926.3	3,160.0	3,365.9
Group operating profit	184.5	193.2	169.8
Share of operating profit in:			
Joint ventures	1.4	2.8	5.3
Associate	3.1	4.8	5.2
Total operating profit including share of joint ventures and associate	189.0	200.8	180.3
Analysed as:			
Continuing operations	192.4	204.2	193.6
Exceptional items—operating	—	—	(9.6)
Acquisition goodwill amortisation	(3.4)	(3.4)	(3.7)
Total operating profit including share of joint ventures and associate	189.0	200.8	180.3
Exceptional items—non-operating			
Profit on sale or termination of operations	—	3.0	—
Loss on disposal of fixed assets	(2.4)	(1.6)	(1.3)
Profit on ordinary activities before interest	186.6	202.2	179.0
Net interest receivable	12.5	5.5	3.6
Profit on ordinary activities before taxation	199.1	207.7	182.6
Tax on profit on ordinary activities	(49.5)	(50.5)	(41.6)
Profit on ordinary activities after taxation	149.6	157.2	141.0
Equity minority interests	(2.4)	(2.6)	(1.8)
Profit for the financial year attributable to shareholders	147.2	154.6	139.2

3. Combined balance sheet

	1 February 2003
	£m
Fixed assets	
Intangible assets	173.8
Tangible assets	530.6
Investments	34.8
Total fixed assets	739.2
Current assets	
Stocks	538.2
Debtors due within one year	275.2
Debtors due after more than one year	5.2
Investments	132.7
Cash at bank and in hand	49.4
Total fixed assets	1,000.7
Creditors: *amounts falling due within one year*	(908.7)
Net current assets	92.0
Total assets less current liabilities	831.2
Creditors: *amounts falling due after more than one year*	(116.8)
Provisions for liabilities and charges	(11.9)
Net assets	702.5
Kingfisher's investment in the Electricals Business	690.9
Minority interests	11.6
	702.5

4. Note on the Listing Particulars

The above information is extracted, without material adjustment, from the group returns used to prepare the consolidated accounts of Kingfisher for the financial years ended 3 February 2001, 2 February 2002 and 1 February 2003. The financial information relating to the Kesa Group set out in the Listing Particulars differs from the information above due to the alignment of the application of accounting policies within the Kesa Group and the reversal of property revaluations.

In addition, the financial information presented above excludes inter group interest allocated to the Kesa Group.

PART 4

PRO FORMA FINANCIAL INFORMATION ON THE KINGFISHER GROUP

Pro forma financial information on Kingfisher

The pro forma financial information set out below has been prepared to illustrate the effect on the consolidated profit and loss account and the consolidated net assets of Kingfisher for the financial year to and as at 1 February 2003 of the Demerger and other material transactions (being the acquisition of the minority interest in Castorama which was completed during the year ended 1 February 2003, the disposal of ProMarkt and the disposal of 15 retail parks and retail development sites) that have been announced by Kingfisher, as if they had completed on 3 February 2002. As indicated above, the pro forma financial information has been prepared for illustrative purposes only. Because of its nature, it may not give a true picture of the financial position or results of the Kingfisher Group.

The pro forma profit and loss account is based on:

- The consolidated profit and loss account for the Kingfisher Group (including the Electricals Business) as shown in the published annual report and accounts for the financial year ended 1 February 2003.
- The consolidation return of Castorama used in the Kingfisher consolidation for the financial year to 1 February 2003.
- The consolidation return of ProMarkt used in the Kingfisher consolidation for the financial year to 1 February 2003.
- The consolidation return of the properties sold used in the Kingfisher consolidation for the financial year to 1 February 2003.
- The combined profit and loss account for Kesa Electricals and the Electricals Business, prepared on a basis consistent with the application of Kingfisher's accounting policies as shown in Part 3.

Pro forma profit and loss account for the Kingfisher Group (excluding the Electricals Business) for the financial year ended 1 February 2003

	Kingfisher	Adjustments				Pro forma
		Kingfisher adjustments	Kingfisher prior to Demerger	Electricals Business	Demerger adjustments	
	£m	£m Note 1	£m	£m Note 2	£m Note 3	£m
Turnover including share of joint ventures	10,869.2	(534.7)	10,334.5	(3,381.0)	—	6,953.5
Less share of joint ventures	(143.4)	—	(143.4)	15.1	—	(128.3)
Group turnover	10,725.8	(534.7)	10,191.1	(3,365.9)	—	6,825.2
Group operating profit	612.7	5.9	618.6	(169.8)	—	448.8
Share of operating profit in:						
—joint ventures	9.7	—	9.7	(5.3)	—	4.4
—associates	12.4	—	12.4	(5.2)	—	7.2
Total operating profit including share of joint ventures and associates	634.8	5.9	640.7	(180.3)	—	460.4
Analysed as:						
Home improvement	534.1	—	534.1	—	—	534.1
Electrical and furniture	160.2	35.2	195.4	(195.4)	—	—
Property	58.5	(30.2)	28.3	—	—	28.3
e-commerce and other new channels	(14.1)	0.9	(13.2)	1.8	—	(11.4)
Other operating costs	(39.8)	—	(39.8)	—	—	(39.8)
Exceptional items—operating	(51.6)	—	(51.6)	9.6	—	(42.0)
Acquisition goodwill amortisation	(12.5)	—	(12.5)	3.7	—	(8.8)
Total operating profit including share of joint ventures and associates	634.8	5.9	640.7	(180.3)	—	460.4
Exceptional items						
Demerger costs	(11.8)	—	(11.8)	—	—	(11.8)
(Loss)/profit on the sale or termination of operations	(228.4)	193.6	(34.8)	—	—	(34.8)
Profit/(loss) on the disposal of fixed assets	143.0	(126.9)	16.1	1.3	—	17.4
Profit on ordinary activities before interest	537.6	72.6	610.2	(179.0)	—	431.2
Net interest (payable)/receivable	(43.5)	(26.9)	(70.4)	(3.6)	9.4	(64.6)
Profit on ordinary activities before taxation	494.1	45.7	539.8	(182.6)	9.4	366.6
Tax on profit on ordinary activities	(223.3)	67.3	(156.0)	41.6	(2.8)	(117.2)
Profit/(loss) on ordinary activities after taxation	270.8	113.0	383.8	(141.0)	6.6	249.4
Equity minority interests	(101.1)	99.3	(1.8)	1.8	—	—
Profit for the financial year attributable to shareholders	169.7	212.3	382.0	(139.2)	6.6	249.4

The pro forma statement of net assets is based on:

- the consolidated balance sheet for the Kingfisher Group (including the Electricals Business) as shown in the published annual report and accounts for the financial year ended 1 February 2003
- the combined balance sheet for the Electricals Business, prepared on a basis consistent with Kingfisher's accounting policies as shown in Part 3.

Pro forma net asset statement at 1 February 2003

	Kingfisher	Adjustments			Pro forma
		Sale of properties	Electricals Business	Demerger adjustments	
	£m	£m Note 1(d)	£m Note 2	£m Note 3	£m
Fixed assets					
Intangible assets	2,651.5	—	(173.8)	—	2,477.7
Tangible assets	3,040.9	—	(530.6)	—	2,510.3
Investments in joint ventures					
—share of gross assets	190.1	—	(25.4)	—	164.7
—share of gross liabilities	(158.1)	—	19.3	—	(138.8)
Investments in associates	131.1	—	(22.1)	—	109.0
Other investments	146.1	—	(6.6)	—	139.5
	6,001.6	—	(739.2)	—	5,262.4
Current assets					
Development work in progress	5.1	—	—	—	5.1
Stocks	1,630.1	—	(538.2)	—	1,091.9
Debtors due within one year	1,369.7	(693.0)	(275.2)	—	401.5
Debtors due after more than one year	61.7	—	(5.2)	—	56.5
Deposits and investments	145.7	—	(132.7)	—	13.0
Cash at bank and in hand	98.5	—	(49.4)	11.8	60.9
	3,310.8	(693.0)	(1,000.7)	11.8	1,628.9
Creditors: amounts falling due within one year	(3,245.5)	693.0	908.7	(38.4)	(1,682.2)
Net current assets	65.3	—	(92.0)	(26.6)	(53.3)
Total assets less current liabilities	6,066.9	—	(831.2)	(26.6)	5,209.1
Creditors: Amounts due after more than one year	(1,528.4)	—	116.8	249.2	(1,162.4)
Provisions for liabilities and charges	(53.7)	—	11.9	—	(41.8)
Net assets	4,484.8	—	(702.5)	222.6	4,004.9

Notes to the pro forma financial information

1(a) The Kingfisher adjustments reflect the impact of transactions which have been made by Kingfisher before 1 February 2003 and are described in more detail below. The impact of these adjustments have been reflected in the Kingfisher Group's consolidated balance sheet at 1 February 2003. These adjustments are expected to have a continuing impact.

Kingfisher adjustments

	Acquisition at Castorama Minority	ProMarkt	Sale of properties	Total adjustments
	£m Note 1(b)	£m Note 1 (c)	£m Note 1 (d)	£m
Turnover including share of joint ventures	—	(534.7)	—	(534.7)
Less: share of joint ventures	—	—	—	—
Group turnover	—	(534.7)	—	(534.7)
Group operating profit/(loss)	—	36.1	(30.2)	5.9
Exceptional items—non-operating	—			
Loss on the sale of operations	—	193.6	—	193.6
Profit/(loss) on the disposal of fixed assets	—	—	(126.9)	(126.9)
Profit on ordinary activities before interest	—	229.7	(157.1)	72.6
Net interest payable	(52.5)	—	25.6	(26.9)
Profit on ordinary activities before tax	(52.5)	229.7	(131.5)	45.7
Tax on profit on ordinary activities	15.8	—	51.5	67.3
Profit on ordinary activities after tax	(36.7)	229.7	(80.0)	113.0
Equity minority interests	99.3	—	—	99.3
Profit for the financial year attributable to shareholders	62.6	229.7	(80.0)	212.3

Notes:

1(b) The adjustment reflects the impact of the acquisition of the minority interest in Castorama that was completed during the year ended 1 February 2003.

The interest adjustment reflects the increase in interest charges that would have occurred if the Group had drawn down the debt to purchase the minority at 3 February 2002. It comprises interest payable on the debt of £36.2 million (calculated using the Group's average rate of 3.78 per cent.), facility fee amortisation of £1.8 million and interest that would not have been received on the proceeds of the rights issue of £14.5 million. The impact of taxation on this adjustment has been calculated assuming a UK tax rate of 30 per cent.

The adjustment to minority interests reflects the decrease in minority interests. This has been extracted from the consolidation return of Castorama used in the Kingfisher consolidation for the financial year ended 1 February 2003.

1(c) The adjustment is to remove the results of the ProMarkt business that was sold by Kingfisher on 1 February 2003. The financial information has been extracted from the consolidation return of ProMarkt used in the Kingfisher consolidation for the financial year ended 1 February 2003.

1(d) The adjustment reflects the impact of the sale of 15 retail parks by B&Q Properties Limited (formerly Chartwell Land plc). The adjustment to operating profits is for rent receivable on the properties. This has been extracted from the consolidation return of B&Q Properties Limited used in the Kingfisher consolidation for the financial year ended 1 February 2003.

The interest adjustment reflects the reduction in interest charges that would have occurred if the Group had used the sale proceeds of £693 million to repay borrowings on 3 February 2002. This has been calculated by multiplying the proceeds by the interest rate charged on the Group's borrowings of 3.78 per cent. The impact of taxation on these adjustments has been calculated assuming a UK tax rate of 30 per cent. The sales proceeds have been adjusted from debtors due within one year and applied against creditors due within one year.

2 This adjustment removes the results, assets and liabilities of the Electricals Business to be demerged. The accounting policies to be adopted by Kesa Electricals are those which the Kesa Electricals board considers to be most appropriate. These include the alignment of the application of certain accounting policies and also the reversal of property revaluations. Accordingly, the results, assets and liabilities of the Electricals Business presented in the Listing Particulars are different from the information in this pro forma financial information. This adjustment is expected to have a continuing impact.

3(a) The Demerger adjustments are shown in more detail below.

Other Demerger adjustments

	Inter group debt settlement	French tax liability	Demerger costs	Tax liabilities	Total
	£m Note 3 (b)	£m Note 3 (c)	£m Note 3 (d)	£m Note 3 (e)	£m
Group operating profit/(loss)	—	—	—	—	—
Exceptional items—non-operating					
Demerger costs	—	—	—	—	—
Profit on ordinary activities before interest	—	—	—	—	—
Net interest payable	9.4	—	—	—	9.4
Profit on ordinary activities before tax	9.4	—	—	—	9.4
Tax on profit on ordinary activities	(2.8)		—	—	(2.8)
Profit on ordinary activities after tax	6.6		—	—	6.6
Current assets					
Cash at bank and in hand	189.8	(100.0)	(78.0)	—	11.8
Creditors: amounts falling due within one year	—	—	—	(38.4)	(38.4)
Net current assets	189.8	(100.0)	(78.0)	(38.4)	(26.6)
Creditors: amounts falling due after more than one year	249.2	—	—	—	249.2
Net assets	439.0	(100.0)	(78.0)	(38.4)	222.6

Notes:

3(b) On Demerger, Kingfisher will receive €683 million (£439.0 million) (excluding an adjustment for working capital movements to the Demerger date) from Kesa Electricals to satisfy the funding balance between the two groups. This amount, net of transaction costs of £189.8 million (including

transaction costs of £11.8 million reported in the financial year to 1 February 2003), has been shown as a reduction in creditors due after more than one year, with the remaining £189.8 million treated as an increase in cash. This adjustment is not expected to have a continuing impact.

The adjustment to net interest payable represents the reduction in interest charges that the Kingfisher Group would have benefited from had the net repayment of borrowings been applied to reduce borrowings from 1 February 2002. The interest saving has been calculated by multiplying the expected repayment of borrowings (adjusted for actual movements in working capital over the year) by the average interest rate charged on the Group's Euro borrowings of 3.78 per cent. for the year to 1 February 2003. The impact of taxation on the interest saving has been calculated assuming a UK tax rate of 30 per cent. This adjustment is expected to have a continuing impact.

3(c) Following Demerger, the Kingfisher Group will pay €154 million (which at an exchange rate of €1.531 to £1 at 1 February 2003 is equivalent to approximately £100 million) in respect of a French tax charge which could arise on the Demerger. This adjustment has been assumed to reduce cash by £100 million. This adjustment is not expected to have a continuing impact.

3(d) The Demerger costs (which are not expected to have a continuing impact) are made up of:

- Transaction costs arising from the Demerger amounting to £48 million (in addition to the £11.8 million reported in the financial year to 1 February 2003). This adjustment has been assumed to reduce cash.
- Financing costs of £30.0 million relating to the restructuring of Kingfisher's debt being the costs of exercising the right of early redemption contained in the terms and conditions of that debt. This adjustment has been assumed to reduce cash. The positive cash effect of £25 million (as at 17 June 2003) on the unwinding of interest rate swaps associated with the debt to be restructured has not been included in the pro forma.

The Demerger costs are stated before any tax relief.

The Demerger costs noted above exclude the additional exceptional financial charge of £79 million before tax relief relating to the close out of a forward currency exchange contract in the year to 31 January 2004, announced on 14 April 2003.

3(e) The adjustment relates to certain tax liabilities relating to the Electricals Business that, on Demerger, will be retained by Kingfisher. It is not expected to have a continuing impact.

4 The impact of the sale of Réno-Dépôt announced on 23 April 2003 has not been included in the pro forma adjustments as the sale is contingent on local competition authority approval.



PricewaterhouseCoopersLLP
1 Embankment Place
London WC2N 6RH

The Directors
Kingfisher plc
3 Sheldon Square
Paddington
London W2 6PX

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

17 June 2003

Dear Sirs

Kingfisher plc ("Kingfisher")

We report on the pro forma financial information set out in Part 4 of the Circular dated 17 June 2003. The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the proposed Demerger (as defined in the Circular) and the disposal of certain retail parks and retail development sites announced on 22 January 2003 might have affected the consolidated balance sheet of Kingfisher and its subsidiaries as at 1 February 2003, and how the proposed Demerger, the acquisition of the minority interest in Castorama completed during the year ended 1 February 2003, the disposal of ProMarkt and the retail property disposals might have affected the consolidated profit and loss account of Kingfisher for the year ended 1 February 2003.

Responsibilities

It is the responsibility solely of the Directors of Kingfisher to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of Kingfisher.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion

- the pro forma financial information has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of Kingfisher; and
- the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

PART 5
FURTHER INFORMATION RELATING TO THE DEMERGER AND SHARE CONSOLIDATIONS

1. Basis of the Demerger

Dividend in Specie

The Demerger is conditional upon the passing of the Demerger Resolution, to be proposed as an ordinary resolution at the EGM, and Admission.

The Demerger will be effected by Kingfisher declaring a dividend on the Kingfisher Shares, subject to and upon Admission. The dividend will be satisfied by the allotment and issue by Kesa Electricals of:

one Kesa Share of nominal value 5 pence
for each Kingfisher Share of nominal value 13.75 pence

held on the Kingfisher Share Register at the Demerger Record Time save that the number of Kesa Shares to be allotted and issued to each of Helen Jones and Francis Mackay as holders of Kingfisher Shares will be reduced by the number of Kesa Shares already held by them for the purposes of the Demerger (being thirteen and seven Kesa Shares respectively) so that upon the Demerger becoming effective all holders of Kingfisher Shares (including Helen Jones and Francis Mackay) will hold one Kesa Share for each Kingfisher Share held at the Demerger Record Time. In consideration for the issue of Kesa Shares to Kingfisher Shareholders, Kingfisher will transfer to Kesa Electricals the whole of the issued share capital of Kesa Holdings Limited (the holding company of the Electricals Business). The Kesa Shares issued pursuant to the Demerger will be credited as fully paid up and will be identical to and rank equally with the existing Kesa Shares.

The EGM Notice appears on pages 61 to 64of this document.

Share Consolidations

Immediately after the issue of such Kesa Shares, the share capital of Kesa Electricals will be consolidated. Consequently, Kingfisher Shareholders will receive:

one consolidated Kesa Share of nominal value 25 pence
for every five Kesa Shares of nominal value 5 pence each
held immediately after Admission.

For any Kesa Shareholder whose holding of non-consolidated Kesa Shares of nominal value 5 pence each immediately after Admission is not exactly divisible by five, the resultant number of consolidated Kesa Shares of nominal value 25 pence each that such Kesa Shareholder receives will be rounded down to the nearest whole number and a fractional entitlement to a consolidated Kesa Share will arise.

In addition, immediately after the Demerger is effective and conditional on the passing of the Consolidation Resolution at the EGM, the share capital of Kingfisher will be consolidated on the basis of:

seven Kingfisher Shares of nominal value 15 5/7 pence each
for every eight Kingfisher Shares of nominal value 13.75 pence each
held at the Demerger Record Time.

For any Kingfisher Shareholder whose holding of non-consolidated Kingfisher Shares of nominal value 13.75 pence each immediately after Admission is not exactly divisible by eight, the resultant number of consolidated Kingfisher Shares of nominal value 15 5/7 pence each that such Kingfisher Shareholder receives will be rounded down to the nearest whole number and a fractional entitlement to a consolidated Kingfisher Share will arise.

Individual fractional entitlements to consolidated Kingfisher Shares and consolidated Kesa Shares will be aggregated and sold in the market. Kingfisher will retain the aggregate proceeds of sale of such consolidated Kingfisher Shares and consolidated Kesa Shares unless the aggregate amount to which any shareholder would be entitled (net of any commissions, dealing costs and administrative expenses) is £1 or more in which case that entitlement will be distributed to such shareholder proportionately to his entitlement, with cheques for such proceeds expected to be despatched to those entitled (at their risk) by 14 July 2003. Commissions, dealings costs and administrative expenses are expected to be approximately 0.2 per cent. of the proceeds of sale of such consolidated Kingfisher Shares and consolidated Kesa Shares.

The consolidated Kingfisher Shares of nominal value 15 5/7 pence resulting from the Kingfisher Share Consolidation will otherwise be identical to the existing Kingfisher Shares of nominal value 13.75 pence.

The number of consolidated Kingfisher Shares in issue after the Demerger and Kingfisher Share Consolidation is not expected to exceed 2,316,938,371 Kingfisher Shares of nominal value 15 5/7 pence each. The number of consolidated Kesa Shares in issue after the Demerger and Kesa Share Consolidation is not expected to exceed 529,585,913 Kesa Shares of nominal value 25 pence each. The above numbers of consolidated Kingfisher Shares and consolidated Kesa Shares expected to be in issue are based on the assumption that the maximum nominal amount of Kingfisher Shares in issue at the Demerger Record Time will be £364,090,315 representing the aggregate of 2,647,679,567, the number of Kingfisher Shares of nominal value 13.75 pence in issue on 13 June 2003 (the latest practicable date prior to the date of this document) and 250,000, the Directors' estimate of the maximum number of additional Kingfisher Shares which may be issued prior to the Demerger Record Time.

The Kingfisher Share Consolidation is proposed as the Board aims to maintain, so far as reasonably practicable, the value of employee share options over Kingfisher Shares, notwithstanding the Demerger and the fact that following the Demerger the value of the Electricals Business will no longer be reflected in the value of Kingfisher Shares.

The table below illustrates the number of consolidated Kingfisher Shares and consolidated Kesa Shares which Kingfisher Shareholders with different numbers of Kingfisher Shares will hold following the Demerger and the Share Consolidations.

Before the Demerger and Share Consolidations	**After the Demerger and Share Consolidations**	
Current holding of Kingfisher Shares of 13.75p	Consolidated Kingfisher Shares of 15 5/7p received	Consolidated Kesa Shares of 25p received
1	0	0
2	1	0
5	4	1
10	8	2
50	43	10
100	87	20
250	218	50
5,000	4,375	1,000

2. Admission, dealings, share certificates and CREST

Admission

Application has been made for the admission of the Kesa Shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings for normal settlement in the Kesa Shares will commence at 8:00 a.m. on 7 July 2003.

Application has also been made for the admission of the Kesa Shares to the *Premier marché* of Euronext Paris. It is expected that admission will become effective and dealings for normal settlement in Kesa Shares will commence on the *Premier marché* on or shortly after 7 July 2003.

Notwithstanding the Kingfisher Share Consolidation, the Kingfisher Shares will continue to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities and will also continue to be admitted to and traded on the *Premier marché* of Euronext Paris.

Dealings

For a transferee to be a registered holder of Kingfisher Shares by the Demerger Record Time, notice of a transfer of Kingfisher Shares must be notified to the Registrars by close of business on 4 July 2003.

Share certificates

Holders of Kingfisher Shares on the Kingfisher Share Register at the Demerger Record Time will constitute the opening Kesa Share Register.

The entitlement to receive Kesa Shares pursuant to the Demerger is not transferable save to satisfy valid market claims. It is expected that definitive certificates in respect of consolidated Kesa Shares of nominal value 25 pence each will be posted to entitled holders of Kesa Shares (who hold their shares in certificated form) at their registered address on the Kesa Share Register by no later than 14 July 2003. Temporary documents of title will not be issued. Pending despatch of the share certificates, transfers will be certified against the Kesa Share Register by the Registrars. Share certificates will be despatched to Kesa Shareholders at their own risk.

Holders of Kingfisher Shares on the Kingfisher Share Register at the Demerger Record Time will receive definitive share certificates in respect of their consolidated Kingfisher Shares of nominal value 15 5/7 pence each at their registered address on the Kingfisher Share Register by no later than 14 July 2003. Pending despatch of the share certificates, transfers will be certified against the Kingfisher Share Register. Share certificates will be despatched to Kingfisher Shareholders at their own risk. These new share certificates should be used in the place of, and should be substituted for, existing share certificates.

CREST

CREST is a paperless settlement system enabling shares to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The articles of association of Kesa Electricals will permit the holding of Kesa Shares under the CREST system. Kesa Electricals has applied for its shares to be admitted to CREST with effect from Admission.

Holders of Kingfisher Shares on the Kingfisher Share Register at the Demerger Record Time who hold their Kingfisher Shares in uncertificated form through CREST will receive uncertificated Kesa Shares into the same CREST accounts immediately following Admission. The CREST accounts of such Kingfisher Shareholders will also be amended by CRESTCo Limited to reflect the new number and nominal value of Kingfisher Shares and Kesa Shares as a result of the Share Consolidations.

Dividend mandates

Existing dividend mandates to bank or building society accounts given in relation to dividends paid by Kingfisher will continue to apply to consolidated Kingfisher Shares and will also be applied automatically to Kesa Shares arising as a result of the Demerger.

3. Arrangements for French shareholders and Kingfisher ADR holders

French shareholders

At the Demerger Record Time, Kesa Shares will be issued by Kesa Electricals to Euroclear France on behalf of those individuals who hold entitlements to Kingfisher Shares through Euroclear France on the basis of the ratio set out in paragraph 1 of this Part 5. Euroclear France will then credit entitlements to such Kesa Shares to those of its affiliates holding entitlements to Kingfisher Shares on behalf of the holders of such entitlements.

Fractional entitlements to Kesa Shares will be centralised by BNP Paribas Securities Services on behalf of holders of entitlements to Kesa Shares. The corresponding Kesa Shares will be sold on the *Premier marché* of Euronext Paris or the London Stock Exchange by BNP Paribas Securities Services as soon as possible and the proceeds of sale, less commission and sale costs, will be transferred to the relevant financial intermediaries, on behalf of the holders of entitlements to Kesa Shares.

In addition, the Kingfisher Shares will be consolidated on the basis of seven Kingfisher Shares of nominal value 15 5/7 pence each for every eight Kingfisher Shares of nominal value 13.75 pence each. The consolidation will be carried out automatically by Euroclear France.

Fractional entitlements to Kingfisher Shares will be centralised by BNP Paribas Securities Services on behalf of holders of entitlements to Kingfisher Shares. The corresponding Kingfisher Shares will be sold on the *Premier marché* of Euronext Paris or the London Stock Exchange by BNP Paribas Securities

Services as soon as possible and the proceeds of sale, less commission and sales costs, will be transferred to the relevant financial intermediaries, on behalf of the holders of entitlements to Kingfisher Shares.

These transactions will require no action on the part of holders of entitlements to Kingfisher shares through Euroclear France. Details of the consolidation of Kesa Shares and Kingfisher Shares will be set out in an announcement to be published by Euronext Paris.

Holders of the Kingfisher Shares at the Demerger Record Time whose names appear on the Kingfisher Share Register with an address in France (and who do not therefore hold such shares through Euroclear France) will receive definitive certificates in respect of Kesa Shares or uncertificated Kesa Shares into the same CREST accounts on which they hold their Kingfisher Shares, depending on whether they hold their shares in certificated or uncertificated form, in the manner described above.

Kingfisher ADR holders

There is no ADR programme for Kesa Shares. Consequently, Qualifying ADR Holders will receive Kesa Shares in the ratio set out in paragraph 1 of this Part 5 in certificated form.

The receipt of Kesa Shares and the sale of such shares by Kingfisher ADR holders will have US tax consequences. Discussions of certain US tax consequences of the receipt of Kesa Shares and of their sale appear in paragraph 7 of Part 5 of this document and in paragraph 12.3 of Part 6 of the Listing Particulars. Holders of Kingfisher ADRs are strongly advised to consult their own tax advisers as to the overall United States federal, state and local tax consequences of their receipt, ownership and disposition of Kesa Shares, as soon as possible.

4. Continuing arrangements between Kingfisher and Kesa Electricals

Following the Demerger, Kingfisher and Kesa Electricals will operate as separate publicly listed companies and neither Kingfisher nor Kesa Electricals will retain any shareholding in the other. Jean-Noël Labroue, the Chief Executive of the Kesa Group, has indicated that, should the Demerger proceed, he will resign from the Kingfisher Board. Implementation of the Demerger and the relationship between Kingfisher and the Electricals Business after the Demerger is regulated by a Demerger Agreement entered into on 17 June 2003. For a fuller description of the Demerger Agreement see under "Material contracts" in paragraph 6 of Part 6 of this document. In general, any business arrangement between any member of the Kingfisher Group and any member of the Electricals Business after the Demerger has been or will be determined through arm's length negotiation.

Services

Kingfisher has also agreed with Kesa Electricals that, following the Demerger, Kingfisher will continue to provide certain limited head office and related services to the Electricals Business and Kesa Electricals will provide Kingfisher with certain services. These services will be provided on an arm's length and temporary basis pursuant to a Transitional Services Agreement entered into with Kesa Electricals on 17 June 2003 (or pursuant to ongoing agreements and arrangements). For a fuller description of the Transitional Services Agreement see under "Material contracts" in paragraph 6 of Part 6 of this document.

Pensions

Kingfisher and Kesa Electricals have agreed that the Kesa Group will continue to participate in the Kingfisher Pension Scheme (KPS) and the Kingfisher Retirement Trust (KRT) for a period after Demerger ending no later than 31 March 2004. The Kesa Group will then set up new pension schemes.

Subject to the terms of a Pension Deed of Division:

(a) liabilities for pension benefits in respect of Kesa Group employees who are members of the KPS and also pensioner and deferred members of the KPS who were formerly employed by the Kesa Group will be transferred from KPS to the new scheme and there will be a transfer of assets representing those liabilities from KPS to the new scheme. The transfer amount will be calculated on a share of fund basis using assumptions set out in the Pension Deed of Division.

(b) Kesa Group employees who are members of the KRT and deferred members of the KRT who were formerly employed by the Kesa Group will be offered the opportunity to transfer their accrued pension rights from the KRT to pension arrangements established by the Kesa Group. This would involve a transfer of assets from the KRT to those pension arrangements.

Further details about these arrangements are set out under "Pensions" in paragraph 11 of Part 6 of the Listing Particulars.

Intellectual property

Most material intellectual property used by the Kesa Group is confined to trade marks, such as the Comet and Darty names and rights in computer software and databases. Intellectual property rights are largely either owned by or licensed directly to the individual Kesa Group operating companies and therefore continuing arrangements for the use of the rights between Kingfisher and the Kesa Group will not be required. Certain limited cross licences will apply after Demerger (for example in relation to logos appearing on Kingfisher discount cards issued to employees) as described in the Demerger Agreement.

5. United Kingdom taxation

The following paragraphs are intended as a general guide only and are based on current legislation and current Inland Revenue practice. The paragraphs summarise certain aspects of the United Kingdom tax position of Kingfisher Shareholders who are resident or ordinarily resident in the United Kingdom for tax purposes, who beneficially own their Kingfisher Shares, and who hold their Kingfisher Shares as an investment. Anyone who is any doubt as to their taxation position in respect of the Demerger should consult an appropriate independent professional adviser.

The Demerger

Taxation of chargeable gains

Clearance has been obtained from the Inland Revenue under section 138(1) of the Taxation of Chargeable Gains Act 1992 in respect of the Demerger. Accordingly Kingfisher Shareholders should not be treated, by virtue of the receipt of Kesa Shares under the Demerger, as making a disposal or part disposal of their Kingfisher Shares for the purposes of taxation of chargeable gains. On this basis they should not incur liability to taxation of chargeable gains in respect of the Demerger. The aggregate base cost for the purposes of taxation of chargeable gains of the Kingfisher Shares and the Kesa Shares immediately after the Demerger should be the same as the base cost of the Kingfisher Shares immediately before the Demerger. Such base cost should be apportioned between the Kingfisher Shares and the Kesa Shares by reference to their respective market values on the first day on which market values or prices are quoted or published for such shares.

Taxation of income

The Inland Revenue has granted clearance under section 215(1) of the Income and Corporation Taxes Act 1988 confirming that the distribution of Kesa Shares under the Demerger will qualify as an exempt distribution within the meaning of section 213 of that Act. Accordingly holders of Kingfisher Shares should not be regarded as having received income for the purposes of taxation of income on receipt of the Kesa Shares. In consequence, they should not incur liability to taxation of income in respect of the receipt of Kesa Shares and will not be entitled to any tax credit.

The Inland Revenue has also granted clearance under section 707(1) of the Income and Corporation Taxes Act 1988 confirming that it is satisfied that the transactions in securities involved in the Demerger are such that no notice under section 703(3) of that Act should be given in respect of them. Under section 703(3) the Inland Revenue may, if certain conditions are satisfied, serve a notice on any person counteracting a tax advantage obtained or obtainable by him or her in consequence of any transaction or transaction in securities.

In relation to Kingfisher Shareholders who are trustees, although regard must be had to the terms of each particular trust, for trustees of trusts governed by English law the Kesa Shares received on the Demerger should, under current law and Inland Revenue practice, generally be regarded as a capital receipt. In such a case, the tax position of such trustees should be the same as that of Kingfisher Shareholders who are individuals. If for any reason (either due to a different governing law or to the exceptional terms of the trust) the Kesa Shares received in the Demerger are regarded in relation to any particular trust as an income receipt, the tax implications (both for the trustees and the beneficiaries) may be different, and separate advice should be taken from an appropriate independent professional adviser.

Stamp duty and stamp duty reserve tax (SDRT)

SDRT is generally payable at a rate of 1.5 per cent. on the issue of shares to, or to a nominee or agent for, (i) a depositary who has issued or is to issue depositary receipts in respect of the shares or (ii) a

person whose business is or includes the provision of clearance services pursuant to an arrangement regarding the provision of such services, any such SDRT generally being the liability of the depositary or clearance service provider in question. If any SDRT is payable on the issue of Kesa Shares to the nominee for Euroclear France pursuant to the Demerger, Kingfisher will discharge this liability on behalf of Euroclear France. Any SDRT payable on the issue of shares to any other clearance service provider or the nominee thereof will be the responsibility of that clearance service provider.

Except as provided in the previous paragraph, no liability to stamp duty or SDRT will arise on the issue to holders of Kingfisher Shares or to holders of Kingfisher ADRs (to whom Kesa Shares will be distributed in certificated form: see paragraph 8 of this Part 5) of Kesa Shares pursuant to the Demerger.

The Share Consolidations

Subject as mentioned below, holders should not be treated, by virtue of the receipt of consolidated Kesa Shares of 25 pence and of consolidated Kingfisher Shares of 15 5/7 pence each pursuant to the Share Consolidations, as making a disposal or part disposal of their Kesa Shares or Kingfisher Shares for the purposes of taxation of chargeable gains. On this basis they should not incur liability for taxation of chargeable gains in respect of the Share Consolidations. The base cost of the consolidated Kesa Shares resulting from the Kesa Share Consolidation should be the same as the base cost apportioned to the Kesa Shares on the Demerger and the base cost of the consolidated Kingfisher Shares resulting from the Kingfisher Share Consolidation should be the same as the base cost apportioned to the Kingfisher Shares on the Demerger, as described above.

To the extent that holders receive cash by virtue of the sale on their behalf of any consolidated Kesa Shares or consolidated Kingfisher Shares to which they have fractional entitlements, such holders may be regarded as making a disposal or part disposal of their Kesa Shares or their Kingfisher Shares and accordingly may, depending on their individual circumstances, incur liability to taxation of chargeable gains. A holder who receives cash in lieu of fractional entitlements to consolidated Kesa Shares or consolidated Kingfisher Shares will not be treated as making a disposal or part disposal of those shares and accordingly will not incur liability to taxation of chargeable gains where the cash receipt is small compared with the value of the shares held by the holder prior to the Share Consolidations. Instead, the cash amount will be deducted from the base cost of the consolidated Kesa Shares or consolidated Kingfisher Shares received by the holder (as the case may be), which (as mentioned above) will be the same as the base cost apportioned to those shares on the Demerger. The Inland Revenue will generally regard a receipt as being "small" if its amount or value is five per cent. or less of the value of the shares in respect of which the entitlement to the receipt arose or if its amount or value is £3,000 or less (regardless of whether it would also meet the five per cent. or less test).

6. French taxation

The following paragraphs are intended as a general guide only and are based on current legislation. The paragraphs summarise certain aspects of the French tax position of Kingfisher Shareholders who are resident in France for the purposes of the income tax convention currently in force between France and the United Kingdom (the "UK/France Tax Treaty") and who beneficially own their Kingfisher Shares. Anyone who is in any doubt as to his or her taxation position in respect of the Demerger or the Share Consolidations should consult an appropriate professional adviser.

The Demerger

The French tax authorities *(Bureau des Agrements de la Direction Générale des Impôts)* have indicated in a letter of 6 May 2003 that they would be willing to approve the following tax treatment in principle. A final ruling from these authorities is expected shortly.

French tax residents holding Kingfisher Shares as part of their private assets

Since the Kesa Shares are being issued to Kingfisher Shareholders upon Demerger, such issue should not be treated as a distribution subject to personal income tax under standard rules and therefore the Kingfisher Shareholders should not be liable to any personal income tax as a result of the Demerger.

Shareholders who receive Kesa Shares pursuant to the Demerger should be treated as having acquired such Kesa Shares issued to them at nil value for the purposes of capital gains taxation at the time of a subsequent disposal of such Kesa Shares.

French tax resident legal entities subject to corporate income tax

Since the Kesa Shares are being issued to Kingfisher Shareholders upon Demerger, such issue should not be treated as a distribution, provided that, in accordance with paragraph 2 of article 115 of the French general tax code *(Code Général des Impôts)*, the Kesa Shares are accounted for in the balance sheet of the legal entity to which they are issued at a book value which is equal to the book value of the Kingfisher Shares multiplied by the ratio that the actual value of the Kesa Shares as at the date of issue of the Kesa Shares bears to the actual value of the Kingfisher Shares pre Demerger. The book value of Kingfisher Shares should be reduced as a consequence.

If as at the date of issue of the Kesa Shares the tax basis of Kingfisher Shares is different from their book value, any capital gain or loss on any subsequent disposal of such Kingfisher shares, as well as any gain on the subsequent disposal of the Kesa Shares issued to Kingfisher Shareholders, should be determined by reference to this tax basis (which should be calculated according to the method described in the preceding paragraph), in accordance with the third indent of paragraph 2 of article 115 referred to above.

On this basis, Kingfisher Shareholders should not incur any liability to taxation of chargeable gains in respect of the Demerger.

The Share Consolidations

The Share Consolidations should not be treated as a disposal or part disposal by Kingfisher Shareholders or Kesa Shareholders for capital gains taxation purposes and therefore the Share Consolidations should not give rise to any liability for capital gains taxation. Cash that holders may receive by virtue of the sale on their behalf of any consolidated Kingfisher Shares or consolidated Kesa Shares to which they have fractional entitlement will be subject to income or corporation tax. The consolidated Kingfisher Shares of nominal value $15\frac{5}{7}$ pence each and the consolidated Kesa Shares of nominal value 25 pence each resulting from the Share Consolidations should be treated as having been acquired at the same time as the Kingfisher Shares of nominal value 13.75 pence from which the consolidated Kingfisher Shares derive or the Kesa Shares of nominal value 5 pence from which the consolidated Kesa Shares derive respectively.

The tax basis of a consolidated Kingfisher Share or of a consolidated Kesa Share resulting from the Share Consolidations should be equal to the aggregate of the tax basis of the Kingfisher Shares of nominal value 13.75 pence or of the Kesa Shares of nominal value 5 pence which have been consolidated respectively.

7. US taxation

The following discussion is a summary based on present law of certain US federal income tax considerations relevant to the Demerger. The discussion addresses only US Shareholders that hold Kingfisher Shares or Kingfisher ADRs as capital assets and use the US dollar as their functional currency. It does not address the tax treatment of US Shareholders subject to special rules, such as banks, dealers, insurance companies, regulated investment companies, tax-exempt entities, holders of ten per cent. or more of Kingfisher's voting shares, persons holding Kingfisher Shares or Kingfisher ADRs as part of a hedge, straddle, conversion, or other integrated financial transaction, or constructive sale transaction and persons that are resident or ordinarily resident in the United Kingdom. Kingfisher believes, and this discussion assumes, that Kingfisher is not a passive foreign investment company for US federal income tax purposes.

This summary does not address US state or local taxes. It does not consider any investor's particular circumstances. It is not a substitute for tax advice. **Kingfisher urges investors to consult their own tax advisers about the tax consequences of the Demerger.**

As used in this discussion, "US Shareholder" means a beneficial owner of Kingfisher Shares or Kingfisher ADRs that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other business entity organised under the laws of the United States, (iii) a trust subject to the control of a US person and the primary supervision of a US court or (iv) an estate the income of which is subject to US federal income tax regardless of its source.

A US Shareholder receiving Kesa Shares will be treated as receiving a distribution from Kingfisher. The tax consequences of the distribution depend on whether the Demerger will satisfy the conditions for non-recognition treatment imposed by section 355 of the Internal Revenue Code of 1986, as amended, ("Section 355") including that each of Kingfisher and Kesa Electricals conduct an active trade or business with a five-year history. Kingfisher expects that, for purposes of this condition (and for other US federal income tax purposes), B&Q Properties Limited will have elected to be treated as a branch of Kingfisher and BCC and Darty will have elected to be treated as branches of their owners.

Assuming such elections are made, Kingfisher intends to take the position, to the extent relevant for information reporting and any other US tax purposes, that the Demerger satisfies the conditions for tax-free treatment. Kingfisher has not, however, sought a ruling from the US Internal Revenue Service, and can therefore offer no assurance that the Internal Revenue Service might not reach a different conclusion.

If the Demerger qualifies as tax-free, (i) a US Shareholder would not recognise gain or loss upon receipt of the Kesa Shares (except to the extent it receives cash in lieu of fractional shares); (ii) a US Shareholder would allocate its adjusted tax basis in the Kingfisher Shares or Kingfisher ADRs between the Kesa Shares received and its existing Kingfisher Shares or Kingfisher ADRs in proportion to their relative fair market values and (iii) a US Shareholder's holding period in the Kesa Shares would include its holding period in the Kingfisher Shares or Kingfisher ADRs.

If the Demerger were not to qualify as tax-free, a US Shareholder that receives Kesa Shares would be treated as receiving a taxable distribution from Kingfisher in an amount equal to their fair market value in US dollars. This distribution would be treated as a dividend, taxable as ordinary income, to the extent of the US Shareholder's share of current and accumulated earnings and profits of Kingfisher as determined for US federal income tax purposes (which Kingfisher does not compute). A non-corporate US Shareholder meeting certain conditions (including holding period) would be taxed on the dividend amount at the same preferential rate allowed for long-term capital gains. If the amount of the distribution were to exceed Kingfisher's current and accumulated earnings and profits, the excess would be treated as a recovery of basis to the extent of a US Shareholder's basis in its Kingfisher Shares or Kingfisher ADRs and then as capital gain. Since Kingfisher does not calculate earnings and profits for US tax purposes, however, a US Shareholder should expect not to be able to establish that any portion of the distribution would be treated as recovery of basis or capital gain. If the Demerger were not to qualify as tax-free, a US Shareholder would have a basis in the Kesa Shares received equal to their fair market value at the time of receipt determined in US dollars on the date of receipt. A non-corporate US shareholder benefiting from the preferential rate for dividends may be subject to special rules treating any loss realized on the sale of Kingfisher Shares or Kingfisher ADRs as long-term capital loss to the extent of the dividend.

A US Shareholder treating the Demerger as tax-free will be required to attach to its tax return for the year in which it receives Kesa Shares a statement setting forth certain information regarding the application of Section 355.

8. Information for overseas shareholders

United States

The staff of the SEC has confirmed in a no-action letter to Kingfisher and Kesa Electricals that, among other things, the staff will not recommend that the SEC take enforcement action upon the distribution of Kesa Shares to holders of Kingfisher Shares and Kingfisher ADRs without registration under the US Securities Act. Accordingly, registration under the US Securities Act of the Kesa Shares to be distributed in the Demerger will not be required.

Kingfisher Shareholders and holders of Kingfisher ADRs who are citizens or residents of the United States are advised that the Kesa Shares have not been and will not be registered under the US Exchange Act. Kesa Electricals expects to obtain an exemption from the reporting requirements of Section 12(g) of the US Exchange Act pursuant to Rule 12g3-2(b) thereunder. Pursuant to such exemption, so long as it has more than 300 shareholders resident in the United States, Kesa Electricals will comply with the information supplying requirements of Rule 12g3-2(b), which requires Kesa Electricals to furnish to the SEC information that (a) it has made or is required to make public in the United Kingdom; (b) it has filed or is required to file with the London Stock Exchange or the *Premier marché* of Euronext Paris and

which was made public by such exchange; or (c) it has distributed or is required to distribute to its shareholders. Information that is furnished to the SEC by Kesa Electricals may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

The Kesa Shares are expected to be listed on the London Stock Exchange and the *Premier marché* of Euronext Paris. Kesa Electricals does not intend to list the Kesa Shares on a US securities exchange or to obtain a quotation on The National Association of Securities Dealers' Automated Quotation system or any other inter-dealer quotation system in the United States. Neither Kingfisher nor Kesa Electricals intend to take action to facilitate a market in Kesa Shares in the United States. Consequently, Kingfisher believes that it is unlikely that an active trading market in the United States will develop for the Kesa Shares.

Neither the SEC nor any US state securities commission has approved or disapproved the Kesa Shares or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence.

Kingfisher ADR holders

Kingfisher ADR holders are advised that the Directors do not propose to sponsor an American Depositary Receipt facility for the Kesa Shares. The no-action relief granted by the staff of the SEC for the distribution of the Kesa Shares to holders of Kingfisher Shares and Kingfisher ADRs requires that the Kesa Shares be distributed to the holders of Kingfisher ADRs. Kesa Shares will be distributed to registered holders of Kingfisher ADRs in certificated form. Beneficial owners of Kingfisher ADRs holding through a bank, broker, dealer, financial institution or other custodian or nominee who in turn holds the Kingfisher ADRs in Depository Trust Company will be requested to provide the Depositary with registration and delivery instructions for the Kesa Shares. As it may be possible for holders of Kingfisher ADRs to continue to hold the Kesa Shares received in the Demerger through their existing bank, broker, dealer, financial institution or other custodian or nominee, either in certificated form or through CREST, beneficial owners of Kingfisher ADRs are strongly recommended to seek advice from that entity. If the identity of the beneficial owner of Kingfisher ADRs is not disclosed to the Depositary or the Depository Trust Company or its member organisations, then the Kesa Shares will be distributed to the appropriate member organisation to be held on behalf of such beneficial owner.

Holders of Kingfisher ADRs are entitled to vote at the Extraordinary General Meeting if they withdraw the Kingfisher Shares underlying their Kingfisher ADRs from the facility maintained by the Depositary. Such holders should seek advice from their bank, broker, dealer, financial institution or other custodian or nominee through which they hold their Kingfisher ADRs, or the Depositary, as applicable.

Other Jurisdictions

Any person outside the UK who is resident in, or who has a registered address in, or is a citizen of an overseas territory and who is to receive Kesa Shares pursuant to the Demerger should consult his or her professional advisers and satisfy himself or herself as to the full observance of the laws of the relevant territory in connection therewith, including obtaining any requisite government or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

The implications of the Demerger for overseas shareholders may be affected by the laws of their respective jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

In any case where Kesa Electricals is advised that the allotment and issue of Kesa Shares to a Kingfisher Shareholder with a registered address outside the United Kingdom would or may infringe the laws of any jurisdiction outside the United Kingdom, or necessitate compliance with any special requirement, the Directors may determine that such Kesa Shares shall be issued to such overseas shareholder, and the overseas shareholder's entitlement to Kesa Shares pursuant to the Demerger shall be sold on behalf of such overseas shareholder as soon as reasonably practicable thereafter at the best price which can reasonably be obtained at the time of sale, with the proceeds of such sale, net of sale and currency conversion expenses, being remitted to the overseas shareholder.

This document has been prepared for the purposes of complying with English law and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any jurisdictions outside the United Kingdom.

9. Kingfisher Employee Incentive Schemes

When employed by the Kingfisher Group, certain employees of the Electricals Business were granted awards over Kingfisher Shares under the Kingfisher Employee Incentive Schemes. In addition, when employed by the Kingfisher Group, certain employees of the Electricals Business were granted rights to receive payments related to the growth in the value of Kingfisher Shares, and other deferred bonuses. Details are set out below.

The Kingfisher Executive Share Option Scheme, the Kingfisher Executive Share Option Scheme 1993 and the Kingfisher International Executive Share Option Scheme (together the "Kingfisher Executive Option Schemes") provide for awards of share options over Kingfisher Shares which are normally exercisable between three (or a later date in the case of French participants) and ten years after the date of grant. The exercise price has been set at the market price of Kingfisher Shares on or shortly before the date the options have been granted. The Kingfisher Executive Option Schemes have been used both to provide incentives to senior staff and, in 1997 and 1998, to make grants to all employees over the same number of Kingfisher Shares. The Kingfisher Phantom Share Option Scheme provides for the grant of similar benefits, which are satisfied in cash rather than shares.

The Kingfisher Sharesave Scheme 1993, the Kingfisher International Sharesave Plan 1999 and the Kingfisher Irish Sharesave Plan (together the "Kingfisher SAYE Schemes") provide for the grant of options over Kingfisher Shares. These options are linked to save as you earn savings contracts. Options are normally exercisable within a six month period from the conclusion of such contracts (which may be for three, five or seven year periods). Exercise prices are normally set at 80 per cent. of the market price of Kingfisher Shares shortly before the date of grant.

The authorities provided by Kingfisher Shareholders in 1993 in relation to the Kingfisher Executive Option Schemes, the Kingfisher Sharesave Scheme 1993 and the Kingfisher International Sharesave Plan 1999 expired on 2 June 2003, as a result of which no further options may be granted.

The Kingfisher Incentive Plan (adopted on 28 August 2001, incorporating amendments to September 2002) (the "Incentive Plan") and the Kingfisher Incentive Plan (adopted on February 2000) (together the "Old Kingfisher Incentive Plans") have been used to award deferred cash bonuses. The award of any such bonuses is dependent upon the achievement of stretching performance targets related to financial performance during the preceding financial year. Matching share awards over Kingfisher Shares tied to the deferred cash bonus may also be granted. Initially, under the Old Kingfisher Incentive Plans the matching share awards had a value equal to 50 per cent. of the deferred cash bonus.

Under the Old Kingfisher Incentive Plans, deferred bonuses and matching share awards are normally paid to participants following the third anniversary of the award date. No further awards will be made under the Old Kingfisher Incentive Plans as these have been replaced by the Kingfisher Incentive Share Scheme and a linked annual cash bonus plan (the "Kingfisher Annual Cash Incentive Scheme 2003").

The Kingfisher Incentive Growth Plan, under which no further awards will be made, provided participants with cash awards of up to 100 per cent. of basic salary. Award vesting was conditional on certain economic profit targets being achieved (broadly operating profit less tax and a capital charge) with cash payments being deferred and paid out over six years. The final payments to be paid are due in March 2005.

At the annual general meeting held on 4 June 2003, the Kingfisher Shareholders adopted a new Kingfisher Incentive Share Scheme (in which no Electricals Business employees will have participated at the time of the Demerger) and gave their authority for the continued operation of the Kingfisher SAYE Schemes for a further ten years.

Kingfisher also operates the Kingfisher Annual Cash Incentive Scheme 2003 under which annual cash bonuses are to be paid to employees, including executive Directors. Performance targets to determine the amount of the annual cash bonus are set by the Kingfisher Remuneration Committee and comprise objective financial targets. For on-target performance a cash bonus equal to 60 per cent. of basic salary is payable to participating executive Directors. For executive Directors, this cash bonus is capped at a maximum of 82.5 per cent. of basic salary for exceptional performance. Lower maximum limits apply to executives below Director level.

The Kingfisher Incentive Share Scheme provides designated executives with an award of Kingfisher Shares. The share element of awards has an initial value equal to the cash bonus earned by the executive under the Kingfisher Annual Cash Incentive Scheme 2003 and will only vest after three years or such later date (not being more than five years after the date of grant) as determined by the Kingfisher Remuneration Committee. Should the executive resign or be dismissed for cause during this vesting period, this award will be at risk of forfeiture. This award may be increased by up to 40 per cent. dependent on the total shareholder return of Kingfisher against the constituents, as at the date of award, of the FTSE 100 over the three years ending on the last day of the third financial year following the financial year in which the award is earned. There is a shareholding requirement for participants in this scheme.

The Kingfisher Incentive Share Scheme and the Kingfisher Annual Cash Incentive Scheme 2003 replace the Kingfisher Executive Option Schemes, the Kingfisher Phantom Share Option Scheme and the Old Kingfisher Incentive Plans.

The Kingfisher Incentive Share Scheme, the Kingfisher SAYE Schemes and the Kingfisher All Employee Share Scheme 2001 (an Inland Revenue approved all-employee share scheme which has never been operated) comprise the only employee incentive schemes pursuant to which new share based awards may be made.

10. Effect of the Demerger on the Kingfisher Employee Incentive Schemes

The Demerger will involve companies within the Electricals Business ceasing to be part of the Kingfisher Group. This will have consequences for employees of those companies in the Kesa Group who are participating in the Kingfisher Employee Incentive Schemes. For options granted under schemes approved by the United Kingdom Inland Revenue and Irish Revenue Commissioners, the relevant tax authorities have confirmed that the tax benefits potentially available at present will not be prejudiced by the Demerger or the Kingfisher Share Consolidation. Insofar as options which may benefit from the favourable French tax treatment available to certain options under French law are concerned, application to the French tax authorities has been made to confirm that the tax benefits potentially available at present should not be prejudiced by the Demerger or the Kingfisher Share Consolidation. An official decision from the French tax authorities' technical division *(Direction de la Législation Fiscale)* in that respect is expected shortly.

Kingfisher Executive Option Schemes and the Kingfisher Phantom Share Option Scheme

Save for options held by French employees under the Kingfisher International Executive Share Option Scheme, options held by the employees of the Electricals Business granted up to April 2002 under the Kingfisher Executive Option Schemes and the Kingfisher Phantom Share Option Scheme will be exercisable for a limited period following the Demerger (irrespective of whether any performance conditions have been satisfied), after which they will lapse.

Options held by French employees under the Kingfisher International Executive Share Option Scheme will be exercisable after Demerger on either the fifth anniversary of the grant date (for options granted prior to 28 April 2000) or the fourth anniversary of the grant date (for options granted on or after 28 April 2000). If such options are not exercised within twelve months of the respective anniversaries set out above, the options will lapse. Any options held by French employees which are already exercisable prior to the Demerger will lapse if not exercised within twelve months of the Demerger.

All options granted to Kesa Group employees after April 2002, including options granted to French employees of the Kesa Group under the Kingfisher International Executive Share Option Scheme, will lapse upon completion of the Demerger. No employees in the Electricals Business participated in Kingfisher's April 2003 grant of options.

Kingfisher SAYE Schemes

The Demerger will have no immediate effect on options held by employees of the Electricals Business. Save for options held by French employees under the Kingfisher International Sharesave Plan 1999, such options will, however, become exercisable to the extent of the available proceeds of the related savings contracts, assuming an optionholder remains employed in the Kesa Group throughout, for a limited period after Kingfisher and Kesa Electricals cease to be associated companies, meaning that they cease to be controlled by a common group of shareholders, after which they will lapse.

Options held by French employees under the Kingfisher International Sharesave Plan 1999 will become exercisable upon their maturity, assuming an optionholder remains employed in the Kesa Group throughout, irrespective of whether Kingfisher and Kesa Electricals remain associated companies.

Other incentive schemes

Awards held by certain employees of the Kesa Group under the Kingfisher Incentive Growth Plan and the share based element of awards under the Old Kingfisher Incentive Plans will lapse upon completion of the Demerger. It is proposed that awards under each of these plans will be replaced either by Kesa Electricals or the trustee of the Kesa Group Employee Benefit Trust (described in paragraph 12.3 of this Part 5). Such new awards will vest (subject to participants remaining in employment with the Kesa Group) on the same dates as the original awards would have vested. These new awards will be made pursuant to the proposed Kesa Group Incentive Compensation Plan (described in paragraph 11 of this Part 5).

11. Special arrangements for the Demerger

Two share schemes for Kesa Group executives are proposed to be introduced pursuant to the Demerger. As explained below, these will permit single grants of awards to be made shortly after the Demerger. No other awards will be made pursuant to these schemes. A summary of the key features of these two schemes are set out below. The Kingfisher Remuneration Committee reviewed the proposed schemes and confirmed to the Kesa Electricals Remuneration Committee that they were appropriate arrangements to be put in place. On 13 June 2003, the Kesa Electricals Remuneration Committee considered and approved the proposed schemes.

Kesa Group Demerger Award Plan

Kingfisher understands that the Kesa Electricals Remuneration Committee has decided to award Kesa Shares to Kesa Group managers across the operating companies having an aggregate market value of up to two times the executive's annual basic salary. In practice, only the Chief Executive will receive the maximum award. Other participants will receive awards equivalent to between 45 per cent. and 150 per cent. of their annual basic salary. The awards are structured as rights to acquire shares on payment of a nominal sum of £1. This is designed to ensure that:

- executives' interests are aligned with those of shareholders by becoming immediate shareholders in Kesa Electricals;
- executives will suffer a financial penalty should they choose to leave the Electricals Business in the period following Demerger; and
- an appropriate proportion of their capital wealth is tied up in Kesa Shares.

The quantum of awards has been determined having regard to the fact that:

- the options over Kingfisher Shares which were granted to certain Kesa Group executives in October 2002 under the Kingfisher Executive Option Schemes (which are significantly "in the money") will lapse; and
- executives within the Electricals Business did not participate in the regular option grant for Kingfisher executives which took place in April 2003.

The key features of the plan are as follows:

- awards may only be granted in the six weeks following the 15th dealing day beginning with Admission or, if later, within six weeks of the removal of any statutory or regulatory restriction which had previously prevented Kesa Electricals from granting such awards;
- the awards will normally become exercisable twelve months from the date of award (in respect of one third of the Kesa Shares comprised in an award), two years from the date of award (in respect of another third of the Kesa Shares comprised in an award) and three years from the date of award (in respect of the final third of the Kesa Shares comprised in an award);
- vesting of 50 per cent. of the awards constitutes recompense for the lapsed Kingfisher share option awards which were granted in October 2002 and for share option grants not made by Kingfisher in April 2003;

- vesting of the other 50 per cent. of the awards will be subject to the achievement of a total shareholder return target which will be set by the Kesa Electricals Remuneration Committee in the near future;
- the awards will lapse if an executive voluntarily resigns or his employment is terminated for cause before the relevant vesting dates unless the Kesa Electricals Remuneration Committee determines otherwise. If an executive's employment is terminated for any other reason his award will be exercisable in full for a period of six months following such cessation of his employment;
- the awards will lapse if not exercised within six months of the third anniversary of the date of award unless dealings in Kesa Shares would be prohibited by virtue of any listing rule or other regulatory requirement, in which case the period for exercise may be extended;
- the awards will become exercisable in full in the event of a takeover, winding up or scheme of arrangement for amalgamation or reconstruction of Kesa Electricals (not being an internal reorganisation) for a period of one month from notification by Kesa Electricals' Remuneration Committee of any such event ; and
- the number of Kesa Shares over which an award will be granted will be determined by using the average middle market quotation for a Kesa Share as derived from the Official List over the 10 dealing days commencing five dealing days after Admission.

It is envisaged that awards over Kesa Shares having a value not exceeding £11,715,858 (€16,618,238) will be granted pursuant to the Kesa Group Demerger Award Plan and that these awards will be satisfied by issuing new Kesa Shares. Any shares so issued will count towards the dilution limits for the Kesa Group Employee Share Incentive Schemes more particularly described in paragraph 12.1(a) of this Part 5.

Kesa Group Incentive Compensation Plan

As explained above, awards granted to executives within the Electricals Business under the Kingfisher Incentive Growth Plan and the share based elements of awards under the Old Kingfisher Incentive Plans will lapse on completion of the Demerger. The rules were so drafted to provide appropriate flexibility to Kingfisher, but with the expectation that appropriate compensation would be made to the executives affected by any corporate restructuring.

The Kesa Group Incentive Compensation Plan will enable, shortly after completion of the Demerger, executives so affected to receive equivalent awards on the following basis:

- participants in each of the Old Kingfisher Incentive Plans will receive a combination of Kingfisher Shares and Kesa Shares reflecting the number of such shares which a Kingfisher Shareholder holding the number of Kingfisher Shares equal to the shares subject to the awards under the relevant Old Kingfisher Incentive Plan would hold following the Share Consolidations and Demerger (i.e. 0.875 Kingfisher Shares and 0.2 Kesa Shares for each pre-Share Consolidations Kingfisher Share);
- participants in the Kingfisher Incentive Growth Plan and each of the Old Kingfisher Incentive Plans will receive awards over the same amount of cash as the amount to which their previous awards related; and
- in all cases, the conditions for vesting of the awards will be identical to the original Kingfisher awards which they replace save in respect of participants' rights on cessation of employment.

The key features of awards under the Kesa Group Incentive Compensation Plan which replace awards granted under the Old Kingfisher Incentive Plans are as follows:

- awards which are granted to replace awards under the Old Kingfisher Incentive Plans will continue to comprise both a cash element (representing a deferred bonus) and a matching award in respect of a combination of Kingfisher Shares and Kesa Shares (having a value, as at the date of the original award equal to half the deferred bonus);
- participants will be eligible to request early payment of all or part of the cash element but, if so paid, the entitlement to the related matching share awards will lapse. Share based awards will lapse if an executive voluntarily resigns or his employment is terminated for cause before the relevant vesting dates unless the Kesa Electricals Remuneration Committee determines otherwise, with any cash element released (except in the case of termination for cause, when the cash element will also be

forfeited). If an executive's employment is terminated for any other reason both the cash and share based elements of his award will be exercisable in full for a period of six months following such cessation of his employment. This reflects a change to the terms that applied to the share based element of the original Kingfisher awards which would have continued to subsist only if a participant ceased employment as a result of normal retirement or through ill health and would have been forfeited if the participant had ceased employment for other reasons (e.g. redundancy);

- in the event of a change of control of Kesa Electricals, the cash element and the related matching Kingfisher Shares and Kesa Shares may either be released or exchanged for awards in respect of shares in the acquiring company. In the event of a change of control of Kingfisher, the related matching Kingfisher Shares may either be released or exchanged for awards in respect of shares in the acquiring company. The cash element and the related matching Kesa Shares will not, however, be released or exchanged in these circumstances. In certain circumstances, the participant may request early release of the cash element and the matching Kingfisher Shares and Kesa Shares but in that case the share based element will be subject to a reduction to reflect the time value of early release; and
- in no circumstances may the value of any single award exceed the value of the Kingfisher award it replaces.

The key features of awards under the Kesa Group Incentive Compensation Plan which replace awards granted under the Kingfisher Incentive Growth Plan are as follows:

- awards which are granted to replace awards under the Kingfisher Incentive Growth Plan, which will be satisfied in cash, will continue to be limited to a fixed percentage of the participant's salary;
- awards will lapse if an executive voluntarily resigns or his employment is terminated for cause before the due date for payment, unless the Kesa Electricals Remuneration Committee determines otherwise. If an executive's employment is terminated for any other reason, outstanding awards will be released. This reflects a change to the terms that applied to the original Kingfisher awards which would continue to subsist only if a participant ceased employment as a result of normal retirement or through ill health and would have been forfeited if the participant had ceased employment for other reasons (e.g. redundancy);
- in the event of a change of control of Kesa Electricals, the award will be payable on its normal due date. The participant may request early release of the award but subject to a reduction to reflect the time value of early release; and
- in no circumstances may the value of any single award exceed the value of the Kingfisher award it replaces.

Awards of Kingfisher Shares and Kesa Shares will be granted to replace the share-based awards granted under the Old Kingfisher Incentive Plans. The Kingfisher Employee Share Plan Trust will transfer sufficient Kingfisher Shares and Kesa Shares following the Demerger to an employee benefit trust established by Kesa Electricals as described in paragraph 12.3 below. The awards replacing awards granted under the Kingfisher Incentive Growth Plan and the cash element of the Old Kingfisher Incentive Plans will be satisfied in cash and approximately £2.95 million will potentially be required for this purpose although, in the case of the Kingfisher Incentive Growth Plan, this amount will increase in line with any increases in participants' salaries.

12. Kesa Group Employee Share Incentive Schemes

Kingfisher Shareholders (who upon Demerger will become Kesa Shareholders) are being asked to approve the Kesa Group Employee Share Incentive Schemes so that they may be operated pursuant to their terms shortly following the Demerger. Resolutions 3 to 6 in the EGM Notice which appears on pages 61 to 64 of this document set out the approvals being sought.

The relevant schemes are as follows:

- Kesa Group Sharesave Scheme (the "Sharesave Scheme") and Kesa Group International Sharesave Plan (the "International Sharesave Plan") (together the "Sharesave Plans");
- Kesa Group Demerger Award Plan (the "Demerger Award Plan");

- Kesa Group Incentive Compensation Plan (the "Incentive Compensation Plan");
- Kesa Group Employee Benefit Trust (the "EBT").

The main features of the Demerger Award Plan and the Incentive Compensation Plan are described in paragraph 11 of this Part 5 above. Certain features common to the Kesa Group Employee Share Incentive Schemes as well as the main features of the Sharesave Plans and the EBT are described below.

12.1 Features common to the Kesa Group Employee Share Incentive Schemes

The following features are common to the Kesa Group Employee Share Incentive Schemes, save for the EBT.

(a) Limits on the issue of Kesa Shares

No awards may be made under the Kesa Group Employee Share Incentive Schemes which would cause the number of Kesa Shares issued or issuable under all share awards granted in any ten year period or issued in that period under any other employees' share scheme adopted by Kesa Electricals to exceed ten per cent. of Kesa Electricals' issued ordinary share capital at the date of grant (or five per cent. of such share capital having regard only to awards made under any executive share schemes established by Kesa Electricals).

(b) Rights attaching to Kesa Shares

All Kesa Shares allotted under the Kesa Group Employee Share Incentive Schemes will rank equally with all other Kesa Shares for the time being in issue (except for any rights arising by reference to a record date before the date of allotment).

(c) Adjustment of Awards

In the event of any variation of share capital and, other than in the case of the Sharesave Scheme, a demerger involving Kesa Electricals or any subsidiary of Kesa Electricals or the payment of a special dividend or in any other circumstances similarly affecting awards, the Kesa Electricals directors may make such adjustments as they consider appropriate to:

(i) in the case of share options, the number of Kesa Shares under option and the price payable on their exercise; and

(ii) in the case of other awards, the number of Kesa Shares subject to the awards.

(d) Alterations

The Kesa Electricals directors may at any time alter the Kesa Group Employee Share Incentive Schemes in any respect. However, the prior approval of Kesa Shareholders in general meeting must be obtained for alterations to the advantage of participants to the rules governing eligibility, limits on participation, number of shares which may be issued, terms of exercise and adjustment of options or awards. Prior approval of Kesa Shareholders is not required for minor alterations for administrative advantage, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment.

(e) Pensionability

No benefits received under the Kesa Group Employee Share Incentive Schemes will be pensionable.

(f) Transferability

Awards will not be transferable (other than on death).

(g) International arrangements

Assuming that Kingfisher Shareholders approve the establishment of the Kesa Group Employee Share Incentive Schemes, the Kesa Electricals directors will be authorised to establish arrangements for employees outside the United Kingdom to provide similar benefits to such schemes, having regard to local legislation.

12.2 The Sharesave Plans

The Sharesave Scheme is intended to be a United Kingdom Inland Revenue approved savings-related share option scheme under the requirements of Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003.

(a) Eligibility

United Kingdom resident executive directors of Kesa Electricals and employees of participating members of the Kesa Group with at least six months' service who are not otherwise excluded by the relevant legislation will be eligible to participate in the Sharesave Scheme. The board of directors of Kesa Electricals has the discretion to vary this eligibility period but may not extend the period beyond five years.

(b) Grant of options

Invitations to apply for options (which may relate to new issue or existing Kesa Shares) may be issued within six weeks of:

(i) the approval of the Sharesave Scheme by the United Kingdom Inland Revenue; or

(ii) the dealing day next after the announcement by Kesa Electricals of its results for any period,

or at other times which the board of directors of Kesa Electricals considers to be sufficiently exceptional to justify a grant.

No invitations may be issued later than the tenth anniversary of the extraordinary general meeting.

Employees who apply for the grant of options under the Sharesave Scheme are required to agree to make monthly savings under a linked savings contract. There is a limit on the monthly savings by an employee under all savings contracts linked to options granted under the Sharesave Scheme and any other approved savings-related share option schemes. Currently, contributions may not exceed £250 per month (and the Kesa Electricals directors can impose a lower maximum amount). Options are normally exercisable from the date which is three, five or seven years after the commencement of the savings contract (the "Bonus Date"). The number of Kesa Shares over which a participant is granted an option will be the number that can be acquired on the Bonus Date, at the exercise price, with the savings made plus a bonus payable on the Bonus Date.

The price per Kesa Share payable on exercise of an option will not be less than the higher of:

(i) the minimum percentage permitted by the relevant legislation (currently 80 per cent.) of the average middle market quotation for a Kesa Share as derived from the Official List over the five dealing days before invitations to apply for options are issued, on the dealing day before options are granted or on such other dealing day as the United Kingdom Inland Revenue may agree; and

(ii) if the option is expressed to relate solely to unissued Kesa Shares, the nominal value of a Kesa Share.

(c) Exercise of Options

Options will normally only be exercisable for six months from the Bonus Date. Earlier exercise may be permitted following cessation of employment at any time in limited cases including cessation of employment more than three years from grant where an employee is not dismissed for misconduct and on the participant reaching age 60 but remaining in employment.

(d) Takeover, reconstruction and winding-up

Options may be exercised in the event of a takeover of Kesa Electricals, or the sanction by the court of a scheme of arrangement for amalgamation or reconstruction of Kesa Electricals or winding-up of Kesa Electricals. In all cases where early exercise is permitted, this will be to the extent possible, with the proceeds of the related savings contract at the time of exercise.

(e) The International Sharesave Plan

The International Sharesave Plan will provide for the grant of options on broadly similar terms to the Sharesave Scheme as set out above but outside the terms of the United Kingdom Inland Revenue's approval. Options may be granted to employees in any part of the world, and the terms on which

options are granted in a particular country may be modified to reflect the local taxation and regulatory regime. The principal difference between the International Sharesave Plan and the Sharesave Scheme arises because employees in overseas territories will generally not have the opportunity (as in the case of the Sharesave Scheme) of saving in arrangements under which the return is fixed at the outset. As a result, International Sharesave Plan participants will be granted options over the maximum number of Kesa Shares which could be bought with the notional proceeds they would have in hand had they taken out the same savings contract as applies in the United Kingdom and accumulated the sterling equivalent of the amount which is in their account at contract maturity.

The limits in the Sharesave Scheme on individual participation, the number of Kesa Shares that may be issued and the option price also apply to the International Sharesave Plan.

The International Sharesave Plan will have a separate section that enables options to be granted to French employees with a view to the options qualifying for preferential tax and social security treatment. The Kingfisher Shareholders' authority to establish the Sharesave Plans will include authority to operate the International Sharesave Plan for French employees on this basis.

12.3 Employee Benefit Trust

The EBT will be a discretionary trust for the benefit of employees and former employees of members of the Kesa Group (excluding any person resident in the Isle of Man for the purposes of Isle of Man law).

Pursuant to an agreement between the trustees of the Kingfisher Employee Share Plan Trust and the EBT, 406,894 Kingfisher Shares and 93,004 Kesa Shares will be transferred to the EBT from the Kingfisher Share Plan Trust immediately after the Demerger. These shares will be used to satisfy the awards of Kingfisher and Kesa shares which will be granted under the Kesa Group Incentive Compensation Plan to replace the share based awards granted under the Old Kingfisher Incentive Plans.

The EBT will have power from time to time to buy existing Kesa Shares and subscribe for unissued Kesa Shares to be held for the purposes of Kesa Group Employee Share Incentive Schemes. Any newly issued Kesa Shares subscribed for by the EBT will count towards the dilution limits set out at paragraph 12.1(a) of this Part 5. Members of the Kesa Group will be able to provide funds to the trustee of the EBT for this purpose by way of gift or loan. The EBT is prohibited from holding more than five per cent. of the issued Kesa Shares at any time without the approval of Kesa Shareholders. The trustee of the EBT will be an independent professional trustee and Kesa Electricals will have powers of appointment and removal of trustees.

PART 6
ADDITIONAL INFORMATION

1. Responsibility

The Directors of the Company, whose names are set out below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors of Kingfisher

The Directors of Kingfisher and their functions are as follows:

Francis Mackay	Chairman
John Nelson	Deputy Chairman (Non-Executive)
Gerry Murphy	Chief Executive
Helen Weir	Group Finance Director
Ian Cheshire	Executive Director
Jean-Noël Labroue	Chief Executive of the Kesa Group
William Whiting	Executive Director
Michael Hepher	Non-Executive Director
Margaret Salmon	Non-Executive Director
Phillip Bentley	Non-executive Director
Hartmut M. Kramer	Non-executive Director

Jean-Noël Labroue has indicated that, should the Demerger of the Kesa Group proceed, he will resign from the Kingfisher Board.

3. Directors' interests

3.1 As at 12 June 2003 (the latest practicable date prior to the publication of this document), (a) the interests of the Directors and persons connected with them (within the meaning of section 346 of the Companies Act 1985) in the share capital of the Company (all of which are beneficial), notified to the Company pursuant to section 324 or 328 of the Act or which are required to be entered in the Register of Directors' Interests maintained under section 325 of the Act or which are interests of persons connected with the Directors which would, if the connected person were a Director, be required to be notified under section 324 or 328 of the Act or entered in the Register of Directors' Interests under section 325 of the Act, the existence of which are known, or with reasonable diligence could be ascertained by the Directors and (b) the number of Kingfisher Shares of nominal value 13.75 pence held under options by the Directors under the Kingfisher Employee Incentive Schemes, were and are anticipated to be as follows:

(a) Kingfisher Shares

	Number of Kingfisher Shares beneficially held at 12 June 2003	Percentage of fully diluted share capital
Francis Mackay	122,923	0.0046
Gerry Murphy	100,000	0.0038
John Nelson	50,000	0.0019
Ian Cheshire	3,692	0.0001
Michael Hepher	1,828	0.0001
Jean-Noël Labroue	731,727	0.0276
Margaret Salmon	4,362	0.0002
Helen Weir	2,286	0.0001
William Whiting	9,928	0.0004
Phillip Bentley	20,000	0.0008
	1,046,746	0.0396

(b) Options over Kingfisher Shares

Executive share options Names	Number of Kingfisher Shares under option as at 13 June 2003	Option price (pence)	Date from which exercisable	Lapse date
Gerry Murphy	1,345,385	237.85	17/04/2006	17/04/2013
	1,345,385			
Ian Cheshire				
	7,581	395.69	26/10/2004	26/10/2008
	37,908	395.69	26/10/2004	26/10/2008
	30,520	589.76	01/04/2004	01/04/2009
	74,346	393.43	17/04/2004	17/04/2010
	69,991	357.18	25/09/2004	25/09/2010
	126,231	209.93	26/09/2004	26/09/2011
	91,350	290.08	09/04/2005	09/04/2012
	164,144	194.95	08/10/2005	08/10/2012
	134,538	237.85	17/04/2006	17/04/2013
	736,609			
Jean-Noël Labroue				
	95,939	176.89	15/11/1999	15/11/2004
	185,793	185.81	30/10/2000	30/10/2005
	140,500	237.83	25/10/2001	25/10/2006
	111,012	301.00	23/10/2002	23/10/2007
	31,859	389.44	26/10/2004	26/10/2008
	62,195	474.91	28/09/2004	28/09/2009
	79,988	387.21	17/04/2005	17/04/2010
	48,413	351.54	25/09/2004	25/09/2010
	148,365	206.62	26/09/2005	26/09/2011
	104,335	285.51	09/04/2006	09/04/2012
	173,196(1)	194.95	08/10/2006	08/10/2012
	1,181,595			
Helen Weir				
	13,626	220.12	01/05/1999	01/05/2006
	19,193	220.12	01/05/1999	01/05/2006
	31,180	248.06	16/04/2000	16/04/2007
	9,481	305.83	23/10/2000	23/10/2007
	24,580	414.95	27/04/2004	27/04/2008
	18,519	589.76	01/04/2004	01/04/2009
	56,712	393.43	17/04/2004	17/04/2010
	69,991	357.18	25/09/2004	25/09/2010
	142,903	209.93	26/09/2004	26/09/2011
	103,416	290.08	09/04/2005	09/04/2012
	174,403	194.95	08/10/2005	08/10/2012
	142,947	237.85	17/04/2006	17/04/2013
	806,951			
William Whiting				
	71,753	248.06	16/04/2000	16/04/2007
	38,919	414.95	27/04/2004	27/04/2008
	25,179	589.76	01/04/2004	01/04/2009
	5,086	589.76	01/04/2004	01/04/2009
	105,227	393.43	17/04/2004	17/04/2010
	43,673	357.18	25/09/2004	25/09/2010
	157,195	209.93	26/09/2004	26/09/2011
	113,757	290.08	09/04/2005	09/04/2012
	200,051	194.95	08/10/2005	08/10/2012
	163,968	237.85	17/04/2006	17/04/2013
	924,808			

1. This option will lapse upon Demerger

Phantom Options

On 9 April 2002 phantom options were granted to executive Directors. Their respective holdings are 91,350 shares for Ian Cheshire, 102,685 shares for Jean-Noël Labroue, 103,416 shares for Helen Weir and 113,757 shares for William Whiting. Although satisfied in cash, these options are in all other material respects identical to options over Kingfisher Shares.

ShareSave options	Number of Kingfisher Shares under option as at 13 June 2003	Option price (pence)	Date from which exercisable	Lapse date
Ian Cheshire	6,019	157.00	01/12/2005	01/06/2006
	6,019			
Jean-Noël Labroue	5,183	231.51	01/12/2005	01/06/2006
	5,183			
Helen Weir	5,553	171.04	01/12/2004	01/06/2005
	5,553			
William Whiting	1,405	275.62	01/12/2003	01/06/2004
	1,109	171.04	01/12/2004	01/06/2005
	4,184	157.00	01/12/2007	01/06/2008
	6,698			

(c) Share awards under long term incentive plans

Kingfisher Incentive Plan share awards

	Date of award	Option grant price	Number of Kingfisher Shares receivable Under the Award	Date awards exercisable
Ian Cheshire	March 2002	Nil	13,434	March 2005
Jean-Noël Labroue	March 2001	Nil	17,706	March 2004
Helen Weir	March 2001	Nil	12,779	March 2004
	March 2003	Nil	41,169	March 2006
William Whiting	March 2001	Nil	17,486	March 2004
	March 2002	Nil	17,070	March 2005

(d) Chief Executive's long term incentive arrangement

		Maximum number of Kingfisher Shares receivable under an award		
	Date of award	Investment shares award	Matching shares award	Date award first exercisable
Gerry Murphy[1]	17/04/03	187,013	561,039	02/02/06

1. Dr Murphy has been granted a right to acquire 187,013 Kingfisher ordinary shares (the "Investment Shares") and a matching share award in respect of a maximum of 561,039 Kingfisher Shares (the "Matching Shares") the terms of which are set out in an agreement with Kingfisher dated 8 May 2003. The Investment Shares will normally vest on the third anniversary of the commencement of the 2003/2004 financial year. The Matching Shares will vest at the same time as the Investment Shares but will be subject to the satisfaction of performance conditions requiring achievement of total shareholder return targets against the constituents of the FTSE 100 as at the date of the award. The maximum number of Matching Shares is three times the number of Investment Shares and is available only for upper quartile total shareholder return performance. Median total shareholder return performance will result in a matching ratio of one times the number of Investment Shares with straight-line vesting between these two points. No Matching Shares will vest for below median performance.

   Dr Murphy will be offered two further Matching Share awards at the commencement of the 2004/2005 and 2005/2006 financial years, provided he elects to invest his own funds in Investment Shares at those times. Any such investment will be limited to one third of his annual basic salary. Vesting of these further matching share awards will again be determined by reference to total shareholder performance over the subsequent three year period. No benefits under these arrangements will be pensionable.

   If Dr Murphy's employment terminates by reason of death, injury, ill health, early termination by Kingfisher (other than for cause) or resignation by Dr Murphy for "good reason" (as defined in his service contract) he would be entitled to retain his Investment Shares and, subject to the discretion of the Kingfisher Remuneration Committee in certain limited circumstances, such of the Matching Shares as can be treated as vested, taking into account total shareholder return performance up to the date of cessation of his employment, but reduced on a time pro-rated basis.

   If Dr Murphy's employment terminates for any other reason he would retain such of the Investment Shares and Matching Shares as have vested at that time and any unvested Investment Shares and unvested Matching Shares would be forfeited unless the Kingfisher Remuneration Committee were to determine otherwise.

3.2 By virtue of being potential beneficiaries of the Kingfisher Employee Share Plan Trust, as at 6 June 2003 the executive Directors were technically interested in 37,139,193 Kingfisher Shares held in this trust.

3.3 Save as disclosed above, none of the Directors, nor any person connected with them (within the meaning of section 346 of the Companies Act 1985) has any interest in the share capital of Kingfisher or any of its subsidiary or associated undertakings.

3.4 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Kingfisher Group (including the Electricals Business) and which was effected by any member of the Kingfisher Group (including the Electricals Business) during the current or immediately preceding financial year of Kingfisher or which was effected during any earlier financial year and which remains in any respect outstanding or unperformed.

4. Directors' service contracts

4.1 The main terms on which the executive Directors are currently employed are set out below and their service contracts are available for inspection as set out in paragraph 11 of this Part 6. Mr Cheshire, Mrs Weir and Mr Whiting have expressed their willingness to agree to the amendment of their service contracts to provide that Kingfisher shall give them twelve months' notice. Amended contracts will be entered into in due course after Kingfisher has undertaken a complete review of their current contracts with a view to aligning them with best practice. Non-executive Directors do not have service contracts, but, instead, have letters of appointment which are also available for inspection as set out in paragraph 11 of this Part 6.

Executive Directors

Gerry Murphy

Gerry Murphy originally entered into an employment contract with Kingfisher on 30 October 2002, although his contract did not take effect until 3 February 2003. A new contract was entered into on 3 June 2003 incorporating an amendment to the performance conditions attaching to his executive share option. Dr Murphy's current service contact provides for an annual basic salary of £800,000, the use of a company car for business purposes, membership of the Kingfisher Pension Scheme, contributions to a funded unapproved retirement benefits scheme equal to 40 per cent. of his salary above the earnings cap (£99,000 for the 2003/2004 financial year), private medical insurance, life insurance of four times annual basic salary and permanent disability insurance. Dr Murphy is eligible to receive annual cash bonus awards under the Kingfisher Annual Cash Incentive Scheme 2003 and annual share awards under the Kingfisher Incentive Share Scheme. Dr Murphy will become eligible to participate in the Kingfisher SAYE Schemes on his completing the relevant qualifying service conditions. Dr Murphy's service agreement was amended on 3 June 2003 to reflect the change to the earnings per share performance condition relevant to the share option granted to Dr Murphy on 17 April 2003 under the Kingfisher Executive Share Option Scheme 1993. The option has been amended so that the condition shall be first measured in respect of the three year period ending 28 January 2006 and, if it has not been satisfied in respect of that period, shall be measured in respect of the four year period ending 3 February 2007 and, if the condition has not been satisfied in respect of the four year period, the option shall not be exercisable and shall lapse.

Under his service contract Dr Murphy's employment can be terminated on not less than twelve months' notice by either party. If Dr Murphy is given notice during the twelve months following a change of control of Kingfisher (save where notice is given by Kingfisher for cause or other specified reasons) or he resigns in that period in certain specified circumstances, Dr Murphy is entitled to receive a liquidated damages payment equivalent to one year's salary, an amount equal to 40 per cent. of the difference between one year's salary and the earnings cap and a payment in lieu of his lost bonus opportunity equal to the on-target value of the annual cash bonus and any annual share award and the enhancement of his pension benefits by increasing his pensionable service by twelve months based on his salary as at the date of termination (or an appropriate amount of compensation if this will exceed Inland Revenue limits). If Dr Murphy's contract is terminated without due notice, either by Kingfisher (other than for cause or other specified reasons) or by Dr Murphy upon his resignation in certain specified circumstances,

Dr Murphy is entitled to receive the same liquidated damages payment and benefits as would be paid to him on a termination in the event of a change of control (as described above), save that the payment in lieu of his lost bonus opportunity (both in respect of any period up to the termination and for the twelve month period after termination) will be determined at the discretion of the Kingfisher Remuneration Committee having regard to the extent to which applicable individual and corporate performance criteria have been or are expected to be satisfied. Where notice of termination has already been given at the time of the early termination by Kingfisher or resignation by Dr Murphy, the liquidated damages payment is reduced on a pro-rata basis and similarly it is reduced on a pro-rata basis if the termination takes place in the twelve months preceding Dr Murphy's normal retirement date.

Jean-Noël Labroue

Jean-Noël Labroue has a service contract with Kesa Electricals SAS (a member of the Kingfisher Group) dated 16 June 2003 which updates an earlier service contract he had with Kesa Electricals SAS and Kingfisher dated 8 November 2000. Kesa Electricals is a party to this agreement. Mr Labroue's service contract provides for an annual basic salary of €484,616. In addition under his service contract Mr Labroue receives a travel allowance for his travel outside France. The amount of the travel allowance paid is calculated by reference to the number of days worked by Mr Labroue outside France and cannot exceed 30 per cent. of his annual basic salary. The amount currently paid is € 12,115 per month. For the purposes of the Kingfisher Employee Incentive Schemes and the Kingfisher Annual Cash Incentive Scheme 2003 this travel allowance is treated as another element of salary. In addition, Mr Labroue is provided with a company car, life insurance of 4.25 times annual basic salary (including travel allowance) and is a member of *le plan de retraite complementaire KIFL* (Kesa's international supplementary defined benefit pension scheme for senior executives, which has become *le plan de retraite complementaire Kesa Internationale* following the liquidation of Kingfisher International France Limited). Mr Labroue is subject to post-employment restrictive covenants in favour of Kesa Electricals SAS, Kesa Electricals and Kingfisher. Mr Labroue is eligible to receive annual cash bonus awards under the Kingfisher Annual Cash Incentive Scheme 2003 and annual share awards under the Kingfisher Incentive Share Scheme. Mr Labroue is eligible to participate in the Kingfisher SAYE Schemes. Mr Labroue's service contract is covered by the applicable French Collective Bargaining Agreement in force within Kingfisher Electrical SAS from time to time which sets certain of his terms and conditions of employment. Mr Labroue also participates in mandatory French retirement benefit arrangements. In line with French practice, Mr Labroue's pensionable salary is the annual gross remuneration received by him over the three preceding years, excluding profit sharing plans, any termination payments and any exceptional compensation.

Ian Cheshire

Ian Cheshire has a service contract with Kingfisher dated 25 April 2000. Mr Cheshire's service contract provides for an annual basic salary which is currently £320,000, the use of a company car or travel allowance, membership of the Kingfisher Pension Scheme, private medical insurance and a pension supplement of ten per cent. of basic salary which exceeds the earnings cap (£99,000 for the 2003/2004 financial year). Mr Cheshire is also provided with life insurance of four times the earnings cap under the Kingfisher Pension Scheme. Mr Cheshire is eligible to receive annual cash bonus awards under the Kingfisher Annual Cash Incentive Scheme 2003 and annual share awards under the Kingfisher Incentive Share Scheme. Mr Cheshire is eligible to participate in the Kingfisher SAYE Schemes.

Helen Weir

Helen Weir has a service contract with Kingfisher dated 19 September 2000. Mrs Weir's service agreement provides for an annual basic salary which is currently £340,000, the use of a company car or travel allowance, membership of the Kingfisher Pension Scheme, private medical insurance, life insurance of four times annual basic salary and a pension supplement of six per cent. of basic salary which exceeds the earnings cap (£99,000 for the 2003/2004 financial year). Mrs Weir is eligible to receive annual cash bonus awards under the Kingfisher Annual Cash Incentive Scheme 2003 and annual share awards under the Kingfisher Incentive Share Scheme. Mrs Weir is eligible to participate in the Kingfisher SAYE Schemes.

William Whiting

William Whiting has a service contract with Kingfisher dated 29 September 2000. Mr Whiting's service contract provides for an annual basic salary which is currently £390,000, the use of a company car or travel allowance, membership of the Kingfisher Pension Scheme and private medical insurance. Mr Whiting is also provided with life insurance of four times his annual basic salary under the Kingfisher Pension Scheme. Mr Whiting is eligible to receive annual cash bonus awards under the Kingfisher Annual

Cash Incentive Scheme 2003 and annual share awards under the Kingfisher Incentive Share Scheme. Mr Whiting is also eligible to participate in the Kingfisher SAYE Schemes.

Termination provisions (save for Dr Gerry Murphy)

Mr Cheshire and Mrs Weir's service contracts can be terminated by Kingfisher on not less than 18 months' notice and by Mr Cheshire and Mrs Weir on not less than twelve months' notice. In each case Kingfisher can make a payment in lieu of the unexpired period of notice and reduce the payment to take into account receipt of a lump sum and mitigation. In the event of early termination (save where notice is given by Kingfisher for cause or other specified reasons), Mr Cheshire and Mrs Weir's service contracts provide for payments of liquidated damages of 14 months' salary, use of their cars for twelve months and a pro-rata bonus if they are below the age of 50 and 16 months' salary, use of their cars for up to twelve months and a pro-rata bonus if they are above the age of 50. In the case of Mr Whiting the notice to be given by Kingfisher is not less than 24 months and by Mr Whiting not less than twelve months notice. The liquidated damages payment due to Mr Whiting in the event of early termination (save where notice is given by Kingfisher for cause or other specified reasons) is 21 months' salary, use of his car for up to twelve months and a pro-rata bonus. Where notice of termination has already been given at the time of the early termination, the liquidated damages payment is reduced on a pro-rata basis and similarly it is reduced on a pro-rata basis if the termination takes place after the Director has reached 58 years of age. In addition if Kingfisher gives notice and the Director is not required to attend work during the notice period, any amounts paid to the Director during such period are deducted from the liquidated damages payment. Mr Cheshire, Mrs Weir and Mr Whiting are also entitled, depending on the circumstances of the termination of their employment, to receive any cash bonus which they may have deferred under the Old Kingfisher Incentive Plans. They may also potentially be entitled to receive unvested matching share awards under those plans.

In addition, Mr Cheshire, Mrs Weir and Mr Whiting's service contracts provide that they are entitled to receive a liquidated damages payment upon any cessation of their employment (other than upon a dismissal for cause or other specified reasons) within a period of three months following a change of control of Kingfisher. Mr Cheshire and Mrs Weir are entitled to receive a liquidated damages payment of, as applicable depending on their age as set out above, 14 or 16 months' salary, pension supplement, medical insurance premium and car allowance as at the date of the change of control and the augmentation of their pension arrangements by Kingfisher increasing their pensionable service and pensionable salary as if they had remained in service for the relevant period of 14 or 16 months (at the higher of the rates of salary at the change of control or at termination). Mr Whiting is entitled to receive a liquidated damages payment of 21 months' salary, medical insurance premium and car allowance as at the date of the change of control and the augmentation of his pension arrangements by Kingfisher increasing his pensionable service and pensionable salary as if he had remained in service for a further period of 21 months (at the higher of the rates of salary at the change of control or at termination). If they are over 50 at the date of termination Kingfisher will consent to their early retirement.

Mr Labroue's service contract can be terminated on not less than six months' notice by either party. In addition to notice, if certain conditions are met, Kesa Electricals SAS may be required under French law to make a further payment to Mr Labroue of compensation for the termination of his employment. This payment is not likely to exceed twelve months' remuneration. Kesa Electricals SAS may require Mr Labroue not to serve out his notice period but in that case Kesa Electricals SAS must maintain his contractual remuneration and benefits (save for bonus and incentive arrangements) during the notice period. Mr Labroue is also entitled depending on the circumstances of the termination of his employment to receive any cash bonus which he may have deferred under the Old Kingfisher Incentive Plans. He may also potentially be entitled to receive unvested matching share awards under those plans.

In addition, Mr Labroue's service contract provides that, for a period of three months following a change of control of Kesa Electricals, he may resign and, where notice is given by either party within such period (save where Kesa Electricals SAS terminates his employment for cause), he is entitled to receive a liquidated damages payment equivalent to twelve months' remuneration. For these purposes one month's remuneration for Mr Labroue is calculated by reference to his annual basic salary at the time (including the allowance for his travel outside France), and such bonus and benefits provided to him in the twelve months prior to the month in which the change of control occurs. Any amounts payable under French law to Mr Labroue on any termination of his employment count towards this liquidated damages payment and are not deducted from the contractual obligations.

Components of remuneration

Salaries and benefits

Salaries are reviewed annually in August (or in the case of Mr. Labroue annually in March) in the context of market conditions affecting executive remuneration, affordability, the level of increases awarded to staff throughout the business, and the need to reflect the individual's contribution. In addition, the Company provides a range of competitive benefits.

A comprehensive review of market practice is undertaken before salaries are reviewed.

Non-executive Directors

Francis Mackay

Francis Mackay was appointed by Kingfisher as a non-executive Director and Chairman (with effect from 7 December 2001) on the terms of a letter of appointment dated 5 October 2001. Mr Mackay's appointment may be terminated on not less than six months' notice by either party and his normal retirement age is 65. Mr Mackay receives a fee of £300,000 per annum and is subject to a confidentiality undertaking. Mr Mackay's fee after deduction of tax is paid on a quarterly basis directly to a broker who purchases Kingfisher Shares on his behalf. If Mr Mackay elects to resign as Chairman, his fee is reduced to that of a non-executive Director. In addition, Kingfisher also pays Compass £25,000 per annum for office accommodation and services provided by Mr Mackay. Mr Mackay does not participate in any of the Kingfisher Employee Incentive Schemes.

John Nelson

John Nelson was appointed by Kingfisher as a non-executive Director and Deputy Chairman on the terms of a letter of appointment dated 21 January 2002. The appointment is for an initial fixed term of three years and is terminable by Kingfisher without notice in accordance with the articles of association of Kingfisher. Mr Nelson receives a fee of £38,000 per annum and is subject to a confidentiality undertaking. Mr Nelson also receives additional fees of £12,000 per annum in his capacity as Deputy Chairman and £6,000 per annum in his capacity as Chairman of the Kingfisher Remuneration Committee. Mr Nelson does not participate in any of the Kingfisher Employee Incentive Schemes.

Michael Hepher

Michael Hepher's services to Kingfisher are provided by Maple Leaf Global Limited under a consultancy agreement with Kingfisher dated 1 March 1999. This consultancy agreement may be terminated by Kingfisher without notice in accordance with the articles of association of Kingfisher. Maple Leaf Global Limited receives a fee of £38,000 per annum plus Value Added Tax for Mr Hepher's services and is subject to confidentiality undertakings. Mr Hepher does not participate in any of the Kingfisher Employee Incentive Schemes.

Margaret Salmon

Margaret Salmon was appointed by Kingfisher as a non-executive Director on the terms of a letter of engagement dated 16 July 1997. The appointment is for an initial fixed term of three years and is terminable by Kingfisher without notice in accordance with the articles of association of Kingfisher Ms Salmon receives a fee of £38,000 per annum. Ms Salmon also receives an additional fee of £3,000 per annum in her capacity as Chairman of the Social Responsibility Committee. Ms Salmon does not participate in any of the Kingfisher Employee Incentive Schemes.

Phillip Bentley

Phillip Bentley was appointed by Kingfisher as a non-executive Director on terms of a letter of appointment dated 13 September 2002. The appointment is for an initial fixed term of three years and is terminable by Kingfisher without notice in accordance with the articles of association of Kingfisher. Mr Bentley receives a fee of £38,000 per annum and is subject to a confidentiality undertaking. Mr Bentley also receives an additional fee £10,000 per annum in his capacity Chairman of the Audit Committee. Mr Bentley does not participate in any of the Kingfisher Employee Incentive Schemes.

Hartmut M. Kramer

Hartmut M. Kramer was appointed by Kingfisher as a non-executive Director on terms of a letter of appointment dated 13 September 2002. The appointment is for an initial fixed term of three years and is

terminable by Kingfisher without notice in accordance with the articles of association of Kingfisher. Mr Kramer receives a fee of £38,000 per annum and is subject to a confidentiality undertaking. Mr Kramer does not participate in any of the Kingfisher Employee Incentive Schemes.

4.2 Save as set out in paragraph 4.1 above there are no service agreements between any Kingfisher Director and any company within the Kingfisher Group (including the Electricals Business) and no such contracts are proposed.

5. Substantial shareholdings

As at 12 June 2003 (being the latest practicable date prior to the publication of this document) Kingfisher had been notified of, or was otherwise aware of, the following person(s) who were, directly or indirectly, interested in three per cent. or more of the existing issued share capital of Kingfisher:

	Per cent. as at 12 June 2003
Barclays plc	3.23
The Capital Group Companies Inc. and its subsidiaries	4.97
M & G Investment Management Limited	3.82

Save as disclosed in this paragraph, Kingfisher is not aware of any person other than a Director who at 12 June 2003 (being the latest practicable date prior to the publication of this document), directly or indirectly, has an interest (within the meaning of Part VI of the Companies Act 1985) in Kingfisher Shares which represents three per cent. or more of its issued share capital.

6. *Material contracts*

6.1 The contracts set out in paragraphs 6.2 and 6.3 below (not being contracts entered into in the ordinary course of business) have been entered into by any member of the Kingfisher Group within the two years immediately preceding the date of this document and are or may be material. There are no other contracts entered into at any time (not being contracts entered into in the ordinary course of business) that contain any provision under which any member of the Kingfisher Group has any obligations or entitlements which are, or may be, material to the Kingfisher Group as at the date of this document.

6.2 The following contracts were summarised in the circular to Kingfisher Shareholders dated 22 May 2002 or the Kingfisher rights issue prospectus dated 10 July 2002, have been available for inspection in the last two years and will be made available for inspection as set out in paragraph 11 below:

(a) a share sale agreement entered into between the Company and Kruidvat UK Limited and Kruidvat Beheer BV on 20 July 2001 for the sale by the Company to Kruidvat UK Limited of the entire issued share capital of Superdrug Stores Limited;

(b) a demerger agreement entered into between the Company and Woolworths Group plc on 31 July 2001 to effect the demerger of the Company's general merchandise business to Woolworths and to govern the relationship between the Kingfisher Group and Woolworths Group plc following its completion;

(c) a transitional services agreement entered into between the Company and Woolworths Group plc on 31 July 2001 for the provision of various services by the Kingfisher Group to the Woolworths Group for an interim period following its demerger;

(d) a pensions deed of division entered into between the Company, Woolworths Group plc and Kingfisher Pension Trustee Limited (the trustee of the Kingfisher Pension Scheme ("KPS") and of the Kingfisher Retirement Trust ("KRT")) on 30 July 2001 for the participation of the Woolworths Group in the KPS and the KRT during an interim period following the demerger of Woolworths, the establishment of new pension schemes by the Woolworths Group, and the making of transfers from the KPS and the KRT to the new schemes;

(e) a property sale agreement entered into between Chartwell Land plc (a wholly-owned subsidiary of the Company) and subsidiaries of Chartwell Land plc, WH2001/L&R Holdings Partnership (a partnership with LR Horizon Limited (a subsidiary of London & Regional Properties Group) and W2001 LRUK Realty, L.L.C. (a limited liability company formed by investment funds sponsored and managed by Goldman Sachs & Co.) as its two general partners, "WHP") on 11 August 2001,

for the sale by Chartwell Land plc and some of its subsidiaries to WHP of 182 high street investment properties;

(f) a sale and purchase agreement entered into between the Company, O. Hornbach, Albrecht Hornbach, S. Hornbach and Dr. S. Wulfsberg on 20 December 2001 for the purchase of 25 per cent. plus one share of the four million voting ordinary shares of Hornbach Holding AG. On the same date the Company entered into a shareholders' agreement with the same parties and Albert Hornbach which governs the Company's rights as a shareholder of Hornbach Holding AG;

(g) a share sale agreement entered into between the Company and GE Capital Bank Limited on 27 January 2002 for the sale by the Company to GE Capital Bank Limited of the entire issued share capital of Time Retail Finance Limited;

(h) an underwriting agreement entered into between the Company and the underwriters named therein on 15 May 2002 for the underwriting of the Company's rights issue of up to 2,000,000,000 Kingfisher Shares. Pursuant to a pricing agreement between the same parties dated 8 July 2002 the parties agreed the subscription price and the number of Kingfisher Shares to be issued under the rights issue; and

(i) notices issued by each of Kingfisher and Société Commanditée de Castorama Dubois Investissements—SOCODI SARL ("Socodi"), a wholly owned subsidiary of Kingfisher, on 17 April 2002 initiating the process leading to Kingfisher's cash offer for Castorama Dubois Investissements SCA ("Castorama") in the manner set out in the articles of Castorama and a subsequent notice issued jointly by Kingfisher and Socodi dated 15 May 2002 waiving certain of the conditions set out in the notices.

6.3

(a) Sponsors Agreement

Under a Sponsors' Agreement dated 17 June 2003 and made between Kingfisher, Kesa Electricals, UBS, BNP Paribas and Lazard Frères Banque (the "Sponsors' Agreement"), UBS Limited has agreed to act as sponsor in connection with the Admission and as nominated representative in connection with the application to the London Stock Exchange to admit the Kesa Shares to trading on its market for listed securities. Further, BNP Paribas and Lazard Frères Banque have agreed to act as joint-sponsors in respect of Kesa Electricals application for admission of the Kesa Shares to listing on the *Premier marché* of Euronext Paris ("French Admission"). There is no obligation under the Sponsors' Agreement for any separate fee or commission to be paid to UBS, BNP Paribas or Lazard Frères Banque (together the "Sponsors") for their services under that agreement.

The Sponsors' Agreement contains warranties given by each of Kesa Electricals and Kingfisher to the Sponsors which are customary for an agreement of this sort. In addition, it contains indemnities from Kesa Electricals and Kingfisher in favour of the Sponsors in respect of certain potential liabilities connected with the Demerger, Admission and French Admission, which again are customary for an agreement of this sort. These warranties and indemnities are not capped and do not have any contractual time limits. The Sponsors have agreed that they would not bring any claim in connection with the Circular or the announcement made by Kingfisher on 17 June 2003 regarding the Demerger against Kesa Electricals, and any such claim would be brought against Kingfisher.

Unless required by law, or in respect of normal trade announcements or other advertisements or publications made in the ordinary course of business, until 60 days from Admission, all announcements made by Kesa Electricals or Kingfisher which relate to the Reorganisation, Demerger, Admission or French Admission must be agreed with the Sponsors. In addition, Kesa Electricals has agreed that, up until the publication of its preliminary accounts in 2004, it shall not (i) take any steps which would be materially inconsistent with the expression of policy or intention in the Demerger Agreement, the Listing Particulars, the French Prospectus and certain announcements which would be material in the context of the Kesa Group taken as a whole; (ii) enter into any commitment or agreement outside the ordinary course of business which is material in the context of the business or affairs of the Group; (iii) issue any shares or any options other than pre-existing contractual obligations or under employee share schemes described in the Listing Particulars; or (iv) enter into any commitment or agreement which constitutes a class 2 or class 1 transaction for the purposes of the Listing Rules, in each case without consulting with the Sponsors and, in the case of (i) and (iv) without first obtaining the Sponsors' prior consent (not to be unreasonably withheld or delayed).

Kesa Electricals and/or Kingfisher may terminate the Sponsors' Agreement at any time. In addition, each of the Sponsors may terminate the agreement in certain specified circumstances (including: if any of the warranties given by Kesa Electricals or Kingfisher are incorrect; if there are any untrue, incorrect or misleading statements contained in the Listing Particulars, the French Prospectus, the Circular or certain announcements, in each case which are material in the context of the Kesa Group taken as a whole or will materially prejudice dealings in the Kesa Shares; or if Kesa Electricals is unsuitable for listing on the London Stock Exchange or Euronext Paris).

(b) Demerger Agreement

The Demerger Agreement was entered into on 17 June 2003 between Kingfisher and Kesa Electricals to effect the Demerger and govern the relationship between the Kingfisher Group and the Kesa Group following Demerger. The Demerger Agreement is conditional on the passing of the Demerger Resolution and on Admission. The agreement provides that the Demerger will be effected by way of a dividend in specie which is described in further detail in Part 5 of this document.

The Demerger Agreement sets out how cross-group guarantees (if any) will be dealt with following the Demerger. Where relevant, the beneficiary of such a guarantee will use all reasonable endeavours to obtain the guarantor's release from the guarantor's obligations thereunder, and during the interim period indemnify the guarantor against all amounts paid by it to any third party under the guarantee and (other than in relation to transactions in the ordinary course of business) ensure the guarantor's exposure under the guarantee is not increased and use all reasonable endeavours to ensure no third party or beneficiary has recourse under the guarantee.

Kingfisher has agreed to reimburse Kesa Electricals for certain costs it may incur. Among these are initial listing and certain legal costs together with costs incurred by the Kesa Group in relation to any payment or obligation due under any ordinary course incentive arrangement which, broadly, is referable to any period prior to Demerger (excluding any lapsed arrangements, the cost of any employers' National Insurance contribution liability, any French social security or other costs or any loyalty or incentive arrangement referable to Demerger or the cash element of awards granted to employees of the Kesa Group pursuant to certain incentive plans).

Kingfisher shall recommend to the trustee of the Kingfisher Employee Share Plan Trust that it transfers to the trustee of the Kesa Employee Benefit Trust for no consideration the number of shares subject to share based elements of awards granted to Kesa Group employees under certain incentive plans which lapse on Demerger.

Kesa Electricals will be responsible for any arrangement, commitment, syndication, agency or other fee payable (including any legal fees and expenses) relating to the Facility Agreement.

Both the Kingfisher Group and the Kesa Group will be permitted access to each other's records for a period of six years following the Demerger. In addition, both the Kesa Group and the Kingfisher Group have agreed to provide each other such information as each group may reasonably require in order to prepare half year and full year accounts for the next financial year end.

Reasonable endeavours are to be used to ensure that contracts in the name of one group member whereby a member of the other group is deriving the benefit of that contract must be novated to the relevant member of the other group, pending which the contracting party shall hold the benefit of that contract on trust for the relevant member of the other group. Pending the novation of such contract or arrangement, that other group member will ensure that any relevant liabilities under that contract or arrangement are fully discharged, and will compensate the group member (who is party to the contract or arrangement) for any losses incurred by it.

Each group will be responsible for any liabilities incurred in connection with the Sponsors' Agreement or any engagement letter entered into in connection with the Demerger and/or Admission relating to the preparation of the Listing Particulars and arising as a result of a negligent act or omission of their group.

Each group will broadly also be responsible for any liabilities incurred in connection with the Reorganisation (as set out in further detail in paragraph 13 of Part 6 of the Listing Particulars (the "Reorganisation")) associated with its business owned or operated following the Demerger, or any business, asset or liability which would have been owned or operated by it following Demerger had the Reorganisation been successfully performed, and will compensate the other group for any losses it incurs

in relation to such liabilities for which it has not assumed responsibility. Any other liabilities incurred in connection with the Reorganisation will generally be split equally.

The Demerger Agreement provides for the liability to make any compensation payments to arise on a net basis only, calculated every six months. The time value of money is dealt with by the addition of notional interest. Neither Kingfisher nor Kesa Electricals shall be liable to pay any resulting compensation amount unless the aggregate of compensation claims is for an amount in excess of £500,000 (in which case all such claims are recoverable, and not just the excess).

Provision is made in the Demerger Agreement to ensure that where one group holds assets which should have been transferred to the other group (prior to the Demerger), the present holder will take certain reasonable steps to ensure such assets are transferred to the other group. If the assets are reflected in the financial information of the present holder produced in connection with the Demerger, they are transferred to the other group at book value, otherwise they are transferred at no cost other than as costs of transfer.

The parties have covenanted for a period of 18 months from the Demerger not to employ, solicit or entice away certain employees engaged in skilled or managerial work employed by the other party's group. Both groups have agreed to keep certain information on the other group confidential, subject to certain exemptions (for instance if disclosure is required by law).

Provision has also been made in the Demerger Agreement for the repayment of certain funding amounts owing as at 1 February 2003 by each member of the Kesa Group to the relevant member of the Kingfisher Group immediately following Demerger. Further, following Demerger, Kesa Electricals will repay working capital amounts owed by the Kesa Group to the Kingfisher Group as at Demerger. Any other amounts which have arisen by way of trading on intercompany account and which are still outstanding between the Kingfisher Group and the Kesa Group will be paid in accordance with normal trading terms.

The Demerger Agreement provides for the allocation, between the Kingfisher Group and the Kesa Group, of certain tax costs, including those arising in respect of or in consequence of the Reorganisation and Demerger. Broadly speaking, tax costs arising to both the Kingfisher Group and the Kesa Group in respect of or in consequence of the Reorganisation and the Demerger will be borne or indemnified by the Kingfisher Group. There are however a number of important exceptions to this general principle. These exceptions arise as a result of the agreed allocation of tax costs in the event that a tax clearance relating to the Reorganisation or Demerger is revoked after the Demerger. The agreed allocation is as follows:

(a) if the French tax clearance relating to certain of the transfers made pursuant to the Contribution Agreement (see below) is revoked, and the revocation is attributable to:

    (i) the incorrectness of certain representations and warranties made by Kesa Electricals in the Demerger Agreement, such representations and warranties relating principally to the absence of any arrangements at Demerger between Kesa Electricals and any third party for the third party to acquire control of the Kesa Group or any Kesa Group company;

    (ii) the non-compliance with certain undertakings given by Kesa Electricals and Kesa International Limited to the French tax authorities in relation to the clearance; or

    (iii) the acquisition after the Demerger by a third party of control of the Kesa Group or certain Kesa Group companies (although it is believed that the circumstances in which such an acquisition would result in a revocation of the French tax clearance are remote),

    (each of (i), (ii) and (iii) being a "Kesa Event"), the Kesa Group will be required to bear all of the tax costs arising as a result of the revocation of the French tax clearance. These tax costs will comprise French capital gains tax relating to the transfers of both the electricals and home improvements assets previously held by the French branch of Kingfisher International France Limited and would be likely to be very substantial;

(b) if the French tax clearance referred to in (a) is revoked, and the revocation is attributable to either:

    (i) the incorrectness of certain representations and warranties made by Kingfisher in the Demerger Agreement, which will effectively include (among others) representations and warranties relating to the absence of any arrangements at Demerger between Kingfisher and any third party for the third party to acquire control of the Kingfisher Group or any Kingfisher Group company;

(ii) the non-compliance with certain undertakings given by Kingfisher and Kingfisher France Limited to the French tax authorities in relation to the clearance; or

(iii) the acquisition after the Demerger by a third party of control of the Kingfisher Group or certain Kingfisher Group companies (although again it is believed that the circumstances in which such an acquisition would result in a revocation of the French tax clearance are remote),

(each of (i), (ii) and (iii) being a "Kingfisher Event"), the Kingfisher Group will be required to bear all of the tax costs arising as a result of the revocation of the clearance. As in (a), these will comprise French capital gains tax relating to the transfers of both the electricals and home improvements assets previously held by the French branch of Kingfisher International France Limited;

(c) if the French tax clearance referred to in (a) is revoked in circumstances not covered by (a) or (b) above, for example in circumstances where there has been no Kesa Event or Kingfisher Event or alternatively where there has been both a Kesa Event and a Kingfisher Event, then the tax costs arising as a result of the revocation will be shared by the Kesa Group and the Kingfisher Group. The costs will be apportioned on the basis that the Kesa Group will bear the French capital gains tax attributable to the transfers of the electricals assets and the Kingfisher Group will bear the French capital gains tax attributable to the transfers of the home improvements assets;

(d) if any UK tax clearance relating to the Reorganisation or Demerger is revoked, Kesa Electricals will be obliged to bear any resulting tax liabilities if the revocation concerned is attributable to the incorrectness of representations and warranties made by Kesa Electricals in the Demerger Agreement (see above). Any tax liabilities resulting from any revocation of any UK tax clearance relating to the Reorganisation or Demerger will otherwise be borne by Kingfisher.

Under the terms of the tax clearance received from the French tax authority, liability for all such tax liabilities is joint and several as between the Kesa Group and the Kingfisher Group. Accordingly, in circumstances where the Kesa Group is responsible for payment of such taxes, Kingfisher will rely on Kesa's ability to meet its obligations at such time and vice versa.

Arrangements have also been agreed in relation to (among other matters) the surrender of United Kingdom group relief and advance corporation tax between companies which were members of the same group prior to the Demerger. The Demerger Agreement also provides for taxation compliance in relation to certain administrative requirements.

The parties' obligations and potential liability under the Demerger Agreement are neither capped nor subject to any contractual time limits.

(c) Contribution Agreement and related documents

(i) Contribution Agreement

An agreement was entered into on 13 June 2003 between Kingfisher International France Limited, its liquidators, Kesa International Limited, Sheldon Holdings Limited and Kingfisher France Limited for the contribution of the assets and liabilities of Kingfisher International France Limited to Kesa International Limited and Kingfisher France Limited (the "Contribution Agreement").

Under the Contribution Agreement, Kingfisher International France Limited acting by the liquidators contributed to Kesa International Limited all of the assets and liabilities relating to its electricals business (other than certain tax liabilities). All of the assets and liabilities relating to the home improvement business of Kingfisher International France Limited and any other assets or liabilities not relating to either the electricals or the home improvement business (other than certain tax liabilities) were contributed to Kingfisher France Limited.

In consideration for these contributions, Kesa International Limited issued and allotted 196,860,696 shares of nominal value €1 each at par to Sheldon Holdings Limited and Kingfisher France Limited issued and allotted 1,722,938,077 shares of nominal value £1 each at par to Sheldon Holdings Limited.

Under the Contribution Agreement, Kesa International Limited and Kingfisher France Limited undertook to comply with the conditions imposed by the ruling in principle obtained from the Ruling Department of the French *Direction Générale des impots* on 6 May 2003.

In addition, each of Kesa International Limited, Kingfisher France Limited, Kesa Electricals and Kingfisher have undertaken in letters addressed to the *Bureau des Agréments* of the French *Direction Générale des Impôts* to comply with certain other conditions imposed by the ruling in principle of 6 May 2003.

(ii) Liquidators' indemnity

In addition, a deed of indemnity was entered into on 13 June 2003 (the "Liquidators' Indemnity") between Kingfisher, Kesa International Limited and Kingfisher France Limited (together the "indemnifiers") and the liquidators under which the indemnifiers agreed to indemnify the liquidators against all claims arising in connection with the liquidation of Kingfisher International France Limited. The Liquidators' Indemnity provides that claims under the Liquidators' Indemnity in respect of the Electricals Business should be paid, in the first instance, by Kesa International Limited and that claims under the Liquidators' Indemnity in respect of the Home Improvement Business should be paid, in the first instance, by Kingfisher France Limited. In the event of either company failing to pay, the liquidators may have recourse against Kingfisher.

Pursuant to the terms of the Liquidators' Indemnity the liability of Kesa International Limited is limited to liabilities relating to the Electricals Business and its liability in respect of such obligations shall not exceed the market value of the Electricals Business. The liability of Kingfisher France Limited is limited to liabilities relating to the Home Improvement Business and its liability in respect of such obligations shall not exceed the market value of the Home Improvement Business. In respect of these liabilities the liquidators shall make a claim against Kingfisher.

In respect of a liability, which is not a liability which relates to the Electricals Business or the Home Improvement Business, Kingfisher France Limited and Kingfisher shall be jointly and severally liable. In respect of certain other tax liabilities the liquidators shall make a claim against Kingfisher.

(iii) Indemnity to Kingfisher International France Limited

Kesa International Limited, Kingfisher France Limited and Kingfisher have agreed to indemnify Kingfisher International France Limited in respect of any liabilities of Kingfisher International France Limited howsoever arising pursuant to the terms of an indemnity (the "KIFL Indemnity"). The liability of Kesa International Limited, Kingfisher France Limited and Kingfisher under the terms of the KIFL Indemnity is similar to their liability under the terms of the Liquidators' Indemnity.

The liquidators have agreed not to call under the KIFL Indemnity but first to call under the Liquidators' Indemnity if a liability of Kingfisher International France Limited arises which is not met.

(iv) Guarantee

Kingfisher has procured that a guarantee be provided by a third party bank to the liquidators of Kingfisher International France Limited in the sum of £100 million (the "Guarantee") as financial support for the obligations of Kingfisher under the Liquidators' Indemnity. The liquidators have agreed only to draw down on the Guarantee in certain circumstances as set out in a further agreement with the liquidators.

(v) Agreement with liquidators

The liquidators of Kingfisher International France Limited, Kesa International Limited, Kingfisher France Limited and Kingfisher have agreed the order and circumstances in which the liquidators may call for payment of amounts to satisfy liabilities arising in the liquidation of Kingfisher International France Limited.

(d) Transitional Services Agreement

An agreement was entered into on 17 June 2003 between Kingfisher and Kesa Electricals in relation to the terms and conditions upon which each of the Kingfisher Group and the Kesa Group will provide various services to the other group after Demerger. The Transitional Services Agreement is conditional on the passing of the Demerger Resolution and on Admission.

Under the terms of the agreement, Kingfisher agrees to provide the Kesa Group with, or procure the provision to the Kesa Group of, certain services, which will be provided on commercial terms and on an

arm's length basis. The services, which are set out in more detail in the agreement, include various head office, tax and miscellaneous support services, assistance from certain employees of Kingfisher, international carrier services, continued participation in the Kingfisher Group Discount Scheme, information technology related services, medical insurance, group benefits, pension and share option services.

In addition, Kesa Electricals has agreed to provide Kingfisher with the services of certain employees and advisory and support services in respect of the settlement of French tax affairs.

Under the agreement, Kingfisher and Kesa Electricals have the right to terminate with immediate effect in the event of the acquisition by a third party of a controlling interest (broadly, control of over 50 per cent. of the voting share capital) in the other group, or in the event of the acquisition by any person of all or a substantial part of the business of the other group and its subsidiary undertakings from time to time.

Kesa Electricals agrees for itself and each member of the Kesa Group that neither it nor any member of the Kesa Group will make any claim against Kingfisher or any member of the Kingfisher Group or any of its or their respective Directors, officers or employees for losses suffered in connection with the services or otherwise under the agreement, except in respect of reasonably foreseeable losses arising directly out of the fraud, wilful default, gross negligence or bad faith of any member of the Kingfisher Group or any of their respective Directors, officers or employees. This and other provisions of the agreement apply in the same way to Kesa Electricals (or any member of the Kesa Group) or to Kingfisher (or any member of the Kingfisher Group) as appropriate in respect of services provided by Kesa Electricals to Kingfisher under the agreement.

(e) Pension Deed of Division

A deed of division was entered into on 17 June 2003 between Kingfisher, Kesa Eletricals and the trustee of the Kingfisher Pension Scheme (KPS) and the Kingfisher Retirement Trust (KRT). The deed governs the Kesa Group's participation in KPS and KRT after Demerger, the establishment of new pension arrangements by the Kesa Group, and the making of transfers from KPS and KRT to the new arrangements.

In respect of KPS, the deed provides for the Kesa Group to continue to participate until no later than 31 March 2004. The Kesa Group must pay contributions to the KPS at the rate of 13.5 per cent of pensionable salary, or at such higher or lower rate as may be required from employers generally. The Kesa Group must set up a new pension scheme as from 1 April 2004, providing benefits of comparable value to those under the KPS. Pension benefits in respect of Kesa Group employees who are members of the KPS and also pensioner and deferred members of the KPS who were formerly employed by the Kesa Group will be transferred to the new scheme and there will be a transfer of assets representing those accrued rights from KPS to the new scheme. The transfer amount will be calculated on a share of fund basis using assumptions set out in the deed of division.

If, when the Group ceases to participate in the KPS, the KPS does not meet the minimum funding requirement under the Pensions Act 1995, each member of the Group which participated in the KPS will be liable to make a payment to the KPS in respect of its share of the underfunding. Kingfisher will meet the cost of these payments (except to the extent that the debt results in an increase to the transfer amount).

In respect of KRT, the deed provides for the Kesa Group to continue to participate until no later than 31 March 2004.

(f) Deed of reimbursement in relation to arrangements with GE Capital Bank Limited

On 17 June 2003, Kesa Electricals entered into a deed with Kingfisher providing for the reimbursement by Kesa Electricals to Kingfisher of certain payments ("Claw Back Payments") payable by Kingfisher to GE Capital Bank Limited ("GE Capital") pursuant to an agreement for the sale of Time Retail Finance Limited ("TRF") by Kingfisher to GE Capital dated 27 January 2002 (the "TRF SPA") and pursuant to an agreement between Comet and TRF in connection with the continuing sale of certain financial products to Comet's customers ("TRF Services Agreement").

Certain Claw Back Payments are payable if Comet terminates the TRF Services Agreement on the date which is five years after its commencement or if TRF terminates it as a result of a default of Comet under

its terms. Other Claw Back Payments are payable in circumstances relating to Comet's actions or activities. These circumstances include meeting requirements as to (i) Comet's selling space, volume of credit sales and amount of retail sales, (ii) number of Comet's retail outlets at which the financial products are sold; and (iii) other circumstances including the insolvency of Comet, a material breach by Comet which has not been remedied and non-payment by Comet of financial indebtedness when due.

The amount of the Claw Back Payments are calculated in accordance with formulae as set out in the TRF SPA and broadly are each a maximum of £38,000,000 as the date of the TRF SPA reducing over the term of the agreement.

(g) Public buy-out offer for Castorama shares

On 22 April 2003, Kingfisher filed a public buyout offer followed by a compulsory acquisition offer (*offre publique de retrait suivie d'un retrait obligatoire*) (together, the "Offer") with the French market authorities (*Conseil des marchés financiers and Commission des opérations de bourse*) for the outstanding shares in Castorama Dubois Investissements SCA ("Castorama") (representing 0.34 per cent. of the total issued share capital of Castorama) which the Kingfisher Group did not own. The Offer price was €67 per Castorama share, representing a total consideration of approximately €41 million.

In accordance with applicable French regulations, the Offer price was certified as "fair" by an independent expert and the terms of the Offer were approved by the *Conseil des marchés financiers* on 30 April 2003. The formal Offer for the remaining minority interests in Castorama opened for acceptances on 8 May 2003 and closed on 21 May 2003. On 22 May 2003, the outstanding Castorama shares not tendered to the Offer were acquired by Kingfisher pursuant to the French compulsory acquisition regime and the Castorama shares were delisted from the *Premier marché* of Euronext Paris on the same date.

(h) Disposal of Réno-Dépôt Inc.

An agreement was entered into on 23 April 2003 between Kingfisher, Kingfisher SA, 4152760 Canada Inc. and Rona Inc. for the sale by Kingfisher SA to 4152760 Canada Inc., (a subsidiary of Rona Inc.) of all the issued and outstanding shares of Gestion Castorama Inc., which owns all of the issued and outstanding common shares of Réno-Dépôt Inc., the Canadian home improvement and gardening retail business operator.

The aggregate consideration for the sale of the business is Canadian $355,000,000, subject to certain adjustments based on the working capital of the business as at 31 March 2003. Closing will be subject to clearance of the transaction by the Canadian Competition Bureau which is anticipated by late summer 2003.

(i) Disposal of retail parks and other properties

On 22 January 2003, Kingfisher and Chartwell Land plc (now called B&Q Properties Limited) (a member of the Kingfisher Group) and certain of its subsidiaries (the "Vendors") contracted for the disposal of 15 retail parks and some other properties to a consortium led by Pillar Property Plc and including Morley Fund Management, The Junction LLP, the Hercules Unit Trust and various CGNU entities for a total consideration of £695,975,000 subject to minor adjustments. The sale completed and consideration was paid in respect of all but two of the properties on 26 February 2003. Completion of the sale of the two outstanding properties was conditional on third party consents. Of these, M8 Shopping Park, Manchester (consideration £39,500,000) has become unconditional and completed on 13 May 2003 and Brownhills, Tunstall (a development prospect—consideration nil) remains outstanding.

In the 22 January agreement, Kingfisher undertook in respect of Manchester, to procure certain matters from Comet Group plc. These obligations have been satisfied by Comet entering into a deed of variation (of it's pre-existing agreement for lease) prior to the Manchester Completion.

Kingfisher jointly with the Vendors has given certain limited warranties to the purchasers and their lenders in relation to accuracy of information provided in respect of each property. The limitation period for claims in respect of these warranties is three years from 22 January 2003. Claims are capped so that

in respect of any one property no claims may (even in aggregate) exceed the part of the price apportioned to that property.

6.4 The contracts set out in paragraph 17 of Part 6 of the Listing Particulars (not being contracts entered into in the ordinary course of business) have been entered into by Kesa Electricals or any member of the Electricals Business within the two years immediately preceeding the date of this document and are or may be material. There are no other contracts entered into at any time (not being contracts entered into in the ordinary course of business) that contain any provision under which Kesa Electricals or any member of the Electricals Business has any obligations or entitlements which are, or may be, material to Kesa Electricals and the Electricals Business as a whole.

7. Kesa Shares

The Kesa Shares will rank in full for all dividends and (subject as provided in the articles of association of Kesa Electricals) other distributions declared, made or paid after the date on which the Kesa Shares are issued.

8. Litigation

8.1 Neither Kingfisher nor any member of the Kingfisher Group is or has been involved in any legal or arbitration proceedings nor, so far as Kingfisher is aware, are any such proceedings pending or threatened, which may have or have had during the period of twelve months immediately preceding the date of this document, a significant effect on the financial position of the Kingfisher Group.

8.2 Other than referred to in paragraph 19 of Part 6 of the Listing Particulars, neither Kesa Electricals nor any member of the Electricals Business is or has been involved in any legal or arbitration proceedings nor, so far as Kingfisher is aware, are any such proceedings threatened, which may have or have had during the period of twelve months immediately preceeding the date of publication of this document, a significant effect on the financial position of Kesa Electricals or the Electricals Business.

9. Working capital

Kingfisher is of the opinion that, taking into account the debt facilities available to it, the Kingfisher Group has sufficient working capital for its present requirements, that is, for at least the next twelve months from the date of publication of this document on the basis that the Demerger has taken place.

10. Other information

10.1 PricewaterhouseCoopers LLP have given and not withdrawn their written consent to the inclusion of their letter on the pro forma financial information set out in Part 4, with the references to their name and letter in the form and context in which they appear.

10.2 UBS and Goldman Sachs International have each given and not withdrawn their written consent to the issue of this document with the inclusion of the references to their respective names in the form and context in which they appear .

10.3 The financial information set out in Part 3 of this document does not constitute statutory accounts within the meaning of section 240(5) of the Act. Statutory accounts for Kingfisher for each of the three years ended 3 February 2001, 2 February 2002 and 1 February 2003 have been delivered to the Registrar of Companies.

10.4 Save for the effects of and matters relating to the Demerger, there has been no significant change in the financial or trading position of the Kingfisher Group (excluding the Electricals Business) since 1 February 2003, the date to which Kingfisher's consolidated financial statements were prepared.

10.5 Save for the effects of and matters relating to the Demerger, there has been no significant change in the financial or trading position of the Electricals Business since 1 February 2003, the date to which Kingfisher's consolidated financial statements were prepared.

10.6 Kingfisher's registered and head office is located at 3 Sheldon Square, Paddington, London W2 6PX.

11. Documents available for inspection

Copies of the following documents may be inspected at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS during normal business hours on any day (Saturdays, Sundays and public holidays excepted) until the date of the EGM and at the Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE for a period of at least 15 minutes prior to the EGM and during the EGM:

(a) the rules of the Kingfisher Employee Incentive Schemes and the Kesa Group Employee Share Incentive Schemes;

(b) the trust deeds of the Kesa Group Employee Benefit Trust and the Kingfisher Employee Share Plan Trust;

(c) the memorandum and articles of association of Kingfisher;

(d) the Directors' service contracts and letters of engagement referred to in paragraph 4 of this Part 6;

(e) the material contracts referred to in paragraphs 6.1, 6.2 and 6.3 of this Part 6;

(f) the consent letters referred to in paragraph 10 of this Part 6;

(g) the letter from PricewaterhouseCoopers LLP set out in Part 4 regarding the pro forma financial information of the Kingfisher Group;

(h) the audited consolidated accounts of Kingfisher for the two financial years ended 2 February 2002 and 2 February 2003;

(i) the Listing Particulars; and

(j) this document.

Dated 17 June 2003

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Act"	the Companies Act 1985 (as amended)
"Admission"	admission of the Kesa Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated April 2002 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"B&Q"	B&Q plc
"BUT"	BUT SA, whose head office is located at 1 Avenue Spinoza, 77184 Emerainville, France
"Castorama"	Castorama Dubois Investissements SCA, whose head office is located at Parc d'Activité, Zone Industrielle, 59175, Templemars, France
"Consolidation Resolution"	the resolution numbered 2 as set in the EGM Notice
"CREST"	a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the operator (as defined in the CREST Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 1995 (SI 1995 No 95/3272)
"Comet"	Comet Group plc, whose registered office is located at George House, George Street, Hull, North Humberside HN1 3AU
"Darty"	Etablissements Darty et Fils SAS, whose head office is located at 129 Avenue Gallieni, 93140 Bondy, France
"Demerger"	the demerger of Kingfisher's Electricals Business out of the Kingfisher Group as described in this document
"Demerger Agreement"	the agreement dated 17 June 2003 between Kingfisher and Kesa Electricals relating to the Demerger, described in more detail in paragraph 6 of Part 6 of this document
"Demerger Record Time"	6.00 a.m. on 7 July 2003
"Demerger Resolution"	the resolution numbered 1 as set out in the EGM Notice
"Depositary"	the Bank of New York, in its capacity as depositary in respect of the Kingfisher ADRs
"Directors" or "Board"	the board of directors of Kingfisher
"EGM Notice"	the notice of the Extraordinary General Meeting which appears on pages 61 to 64 of this document

"Electricals Business" or "Kesa Group"	(a) in relation to the period prior to the Demerger becoming effective, the electricals and furniture business owned by Kesa Holdings Limited and its subsidiaries proposed to be transferred to Kesa Electricals pursuant to the Demerger (b) in relation to the period after the Demerger becoming effective, Kesa Electricals and its subsidiaries and associated undertakings, including in both cases, the businesses carried on by Darty and BUT in France, Comet in the United Kingdom, New Vanden Borre SA in Belgium, BCC Holding Amstelveen BV in the Netherlands and Datart Investments SA in the Czech Republic and Slovakia and Triptych Insurance NV
"Euroclear France"	Euroclear France SA, a subsidiary of Euroclear Bank SA/NV, as operator of the Euroclear System in France
"Euronext Paris"	Euronext Paris SA
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of Kingfisher convened at the Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE for 9:00 a.m. on 4 July 2003, notice of which is set out on pages 61 to 64 of this document
"Facility Agreement"	the agreement dated 17 June 2003 between (1) Kesa International Limited, (2) Kesa Electricals and Kesa Holdings Limited, (3) BNP Paribas, Credit Lyonnais and HSBC CCF, (4) BNP Paribas, Credit Lyonnais and HSBC CCF and (6) HSBC Bank plc relating to a €1 billion syndicated multicurrency term and revolving credit facilities for the refinancing of existing indebtedness to members of the Kingfisher Group, the payment of costs and expenses incurred in connection with the Demerger and general corporate purposes and working capital requirements of the Kesa Group
"Home Improvement Business"	the home improvement business of Kingfisher and its subsidiaries trading under brands such as B&Q and Screwfix Direct in the UK and Castorama and Brico Dépôt in France
"Kesa Electricals"	Kesa Electricals plc, the proposed parent company of the Electricals Business, whose registered office is located at 22-24 Ely Place, London ECIN 6TE
"Kesa Share Consolidation"	the consolidation of every five Kesa Shares of nominal value 5 pence each into one Kesa Share of nominal value 25 pence, described in more detail in paragraph 1 of Part 5 of this document
"Kesa Group Employee Share Incentive Schemes"	the Kesa Group Demerger Award Plan, the Kesa Group Incentive Compensation Plan, the Kesa Group Sharesave Scheme, the Kesa Group International Sharesave Plan and the Kesa Group Employee Benefit Trust, which are further described in paragraphs 11 and 12 of Part 5 of this document
"Kesa Holdings Limited"	the holding company of the Electricals Business
"Kesa Shareholder"	a holder for the time being of Kesa Shares
"Kesa Share Register"	the register of members of Kesa Electricals

"Kesa Shares"	ordinary shares in the capital of Kesa Electricals to be issued as shares of 5 pence each and, immediately following Admission, to be consolidated into shares of 25 pence each, as described in paragraph 1 of Part 5 of this document
"Kingfisher" or the "Company"	Kingfisher plc, whose registered office is located at 3 Sheldon Square, Paddington, London W2 6PX
"Kingfisher ADRs"	American Depositary Receipts evidencing Kingfisher ADSs
"Kingfisher ADSs"	American Depositary Shares in Kingfisher issued by the Depositary each representing two Kingfisher Shares
"Kingfisher Employee Incentive Schemes"	the Kingfisher Executive Share Option Scheme, the Kingfisher Executive Share Option Scheme 1993, the Kingfisher International Executive Share Option Scheme, the Kingfisher Sharesave Scheme 1993, the Kingfisher International Sharesave Plan 1999, the Kingfisher Irish Sharesave Plan, the Kingfisher All-Employee Share Scheme 2001, the Kingfisher Incentive Plan (adopted on 28 August 2001, incorporating amendments to September 2002) and the Kingfisher Incentive Plan (adopted on 1 February 2000), the Kingfisher Incentive Growth Plan, the Kingfisher Phantom Share Option Scheme, the Kingfisher Incentive Share Scheme and the Kingfisher Employee Share Plan Trust
"Kingfisher Group" or "Group"	(a) in relation to the period prior to the Demerger becoming effective, Kingfisher and its subsidiary and associated undertakings, excluding the Electricals Business (b) in relation to the period after the Demerger becomes effective, Kingfisher and its subsidiary and associated undertakings at that time
"Kingfisher SAYE Schemes"	the Kingfisher Sharesave Scheme (1993), the Kingfisher International Sharesave Plan (1999) and the Kingfisher Irish Sharesave Plan
"Kingfisher Share Consolidation"	the proposals relating to the consolidation of every eight Kingfisher Shares of nominal value 13.75 pence each into seven Kingfisher Shares of nominal value 15 5⁄7 pence each, described in more detail in paragraph 1 of Part 5 of this document
"Kingfisher Shares"	the ordinary shares of 13.75 pence each in the capital of Kingfisher and, immediately following Admission and subject to the passing of the Consolidation Resolution, to be consolidated into ordinary shares of 15 5⁄7 pence each, as described in paragraph 1 of Part 5 of this document
"Kingfisher Shareholder"	a holder for the time being of Kingfisher Shares
"Kingfisher Share Register"	the register of members of Kingfisher
"Listing Particulars"	the listing particulars relating to Kesa Electricals dated 17 June 2003
"Listing Rules"	the listing rules of the UK Listing Authority
"London Stock Exchange"	London Stock Exchange plc

"Official List"	the Official List of the UK Listing Authority
"Pension Deed of Division"	a deed of division dated 17 June between Kingfisher, Kesa Electricals and the trustee of the Kingfisher Pension Scheme and Kingfisher Retirement Trust
"Qualifying ADR Holders"	Registered holders of Kingfisher ADRs at the Demerger Record Time
"Registrars"	Computershare Investor Services PLC
"Resolutions"	the resolutions numbered 1 to 6 to be proposed at the Extraordinary General Meeting, as set out in the EGM Notice
"SEC"	the United States Securities and Exchange Commission
"Share Consolidations"	the Kesa Share Consolidation and the Kingfisher Share Consolidation
"Sponsors' Agreement"	an agreement dated 17 June 2003 between (1) Kingfisher, (2) Kesa Electricals, (3) UBS, (4) BNP Paribas and (5) Lazard Frères Banque relating to UBS acting as a sponsor in connection with the Admission, described in more detail in paragraph 6.3(a) of Part 6 of this document
"Transitional Services Agreement"	the agreement dated 17 June 2003 between Kingfisher and Kesa Electricals relating to services to be provided by the Kingfisher Group and the Kesa Group to the other group for an interim period following the Demerger, described in more detail in paragraph 6 of Part 6 of this document
"UBS" or "UBS Investment Bank"	UBS Limited, a subsidiary of UBS AG
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK Listing Authority"	the Financial Services Authority as the competent authority for listing in the UK under Part IV of the Financial Services Act 1986
"US Exchange Act"	the United States Securities Exchange Act of 1934, as amended
"US Person"	a US person, as defined in Regulation S under the US Securities Act
"US Securities Act"	the United States Securities Act of 1933, as amended
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

Kingfisher plc

(Registered in England and Wales No. 1664812)

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of Kingfisher plc (the ***Company***) will be held at the Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE on 4 July 2003 at 9:00 a.m. to consider and, if thought fit, pass the following resolutions, which shall be proposed as ordinary resolutions:

Resolution 1

THAT

(a) the demerger of the electricals business of the Company (the ***Demerger***), upon the terms and subject to the conditions described in the circular to shareholders dated 17 June 2003 of which this notice forms part (the ***Circular***), be and is hereby approved;

(b) upon the recommendation of the directors of the Company and conditionally and immediately upon the ordinary shares of 5 pence each (***Kesa Shares***) in Kesa Electricals plc (***Kesa Electricals***) issued and to be issued to holders of ordinary shares of the Company (***Kingfisher Shares)*** in connection with the Demerger being admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities (***Admission***) an interim dividend on the Kingfisher Shares, equal to the aggregate book value of the Company's interest in its wholly-owned subsidiary, Kesa Holdings Limited be and is hereby declared payable to holders of Kingfisher Shares on the register of members of the Company at 6.00 a.m. (London time) on 7 July 2003 (or such other time or date as the directors of the Company may determine) (the ***Demerger Record Time***), such dividend to be satisfied by the transfer effective immediately upon Admission by the Company to Kesa Electricals of the entire issued share capital of Kesa Holdings Limited, in consideration for which Kesa Electricals has agreed to allot and issue the Kesa Shares, effective immediately upon Admission and credited as fully paid, to such shareholders in the proportion of one Kesa Share for every one Kingfisher Share then held by such shareholders save that the number of Kesa Shares to be allotted and issued to each of Helen Jones and Francis Mackay as holders of Kingfisher Shares shall be reduced by the number of Kesa Shares already held by them for the purposes of the Demerger (being thirteen and seven Kesa Shares respectively) so that upon Admission all holders of Kingfisher Shares (including Helen Jones and Francis Mackay) will hold one Kesa Share for each Kingfisher Share held at the Demerger Record Time (the ***Kesa Share Issue***); and

(c) the directors of the Company be and are hereby authorised to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the Demerger provided no such act or thing is materially inconsistent with any matter described in the Circular.

Resolution 2

THAT

conditionally on and immediately after the Kesa Share Issue:

(a) every one Kingfisher Share then in issue shall be sub-divided into seven shares of $1\frac{27}{28}$ pence each in the capital of the Company (each a ***Subdivided Ordinary Share***) and forthwith upon such sub-division every eight Subdivided Ordinary Shares shall be consolidated into one new ordinary share of $15\frac{5}{7}$ pence in the capital of the Company (a ***Consolidated Ordinary Share***), provided that no shareholder shall be entitled to a fraction of a Consolidated Ordinary Share and all fractional entitlements arising from such sub-division and consolidation shall be aggregated into Consolidated Ordinary Shares and, as soon as practicable following admission of the Consolidated Ordinary Shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities, sold and the aggregate proceeds (net of costs and expenses) shall be either retained by the Company or remitted to the relevant shareholder on the basis set out in the Circular;

(b) all of the authorised but unissued Kingfisher Shares at that time shall be consolidated into one undesignated share of a nominal value equal to the aggregate nominal amount of the unissued

Kingfisher Shares so consolidated and forthwith on such consolidation the said undesignated share shall be sub-divided into such number of ordinary shares of 15 5/7 pence as is equal to the nominal value of such undesignated share divided by 15 5/7 (each an ***Unissued Consolidated Share***), provided that any fraction of an Unissued Consolidated Share arising from such sub-division shall be cancelled; and

(c) every resolution of the Company in general meeting currently in force shall be construed as if this resolution had been passed by the Company prior to such previous resolution.

Resolution 3

THAT

Conditionally on and immediately after the Kesa Share Issue has become effective:

(a) the rules of the Kesa Group Sharesave Scheme and the rules of the Kesa Group International Sharesave Plan (including the schedule relating to the grant of options to French employees), a summary of the principal terms of which is set out in the Circular, be and are hereby approved in the form produced to the meeting and signed by the Chairman for the purposes of identification;

(b) the directors of Kesa Electricals be and are hereby authorised to make such modifications as they consider necessary or expedient for the purposes of implementing and giving effect to this resolution, including making such amendments as may be necessary to obtain the approval of the United Kingdom Inland Revenue, or such other approvals as the Directors consider necessary or desirable; and

(c) the directors of Kesa Electricals be and are hereby authorised to establish further schemes or plans based on the Kesa Group Sharesave Scheme and the Kesa Group International Sharesave Plan (or adopt schedules thereto), but modified to take account of local tax, exchange control or securities law in overseas territories, provided that any Kesa Shares made available under such schemes or plans are treated as counting against the limits on individual and overall participation contained in the rules of the Kesa Group Sharesave Scheme and the Kesa Group International Sharesave Plan.

Resolution 4

THAT

Conditionally on and immediately after the Kesa Share Issue has become effective:

(a) the rules of the Kesa Group Demerger Award Plan, a summary of the principal terms of which is set out in the Circular, be and are hereby approved in the form produced to the meeting and signed by the Chairman for the purposes of identification;

(b) the directors of Kesa Electricals be and are hereby authorised to make such modifications as they consider necessary or expedient for the purposes of implementing and giving effect to this resolution; and

(c) the directors of Kesa Electricals be and are hereby authorised to establish further schemes or plans based on the Kesa Group Demerger Award Plan (or adopt schedules thereto), but modified to take account of local tax, exchange control or securities law in overseas territories, provided that any Kesa Shares made available under such schemes or plans are treated as counting against the limits on individual and overall participation contained in the rules of the Kesa Group Demerger Award Plan.

Resolution 5

THAT

Conditionally on and immediately after the Kesa Share Issue has become effective:

(a) the rules of the Kesa Group Incentive Compensation Plan, a summary of the principal terms of which is set out in the Circular, be, and are hereby approved in the form produced to the meeting and signed by the Chairman for the purposes of identification;

(b) the directors of Kesa Electricals be and are hereby authorised to make such modifications as they consider necessary or expedient for the purposes of implementing and giving effect to this resolution; and

(c) the directors of Kesa Electricals be and are hereby authorised to establish further schemes or plans based on the Kesa Group Incentive Compensation Plan (or adopt schedules thereto), but modified to take account of local tax, exchange control or securities law in overseas territories, provided that any Kesa Shares made available under such schemes or plans are treated as counting against the limits on individual and overall participation contained in the rules of the Kesa Group Incentive Compensation Plan.

Resolution 6

THAT

Conditionally on and immediately after the Kesa Share Issue has become effective:

(a) the draft Kesa Group Employee Benefit Trust, a summary of the principal terms of which is set out in the Circular, be and is hereby approved in the form produced at the meeting and signed by the Chairman for the purposes of identification;

(b) the directors of Kesa Electricals be and are hereby authorised to make such modifications as they consider necessary or expedient for the purposes of implementing and giving effect to this resolution; and

(c) the directors of Kesa Electricals be and are hereby authorised to establish further trusts based on the Kesa Group Employee Benefit Trust (or adopt schedules thereto), but modified to take account of local tax, exchange control or securities law in overseas territories.

By the order of the Board
Helen Jones
Secretary

Registered Office

3 Sheldon Square
Paddington
London W2 6PX

17 June 2003

Notes

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her by:
   - completing and returning the proxy form enclosed;
   - going to www.kingfisher.com and following the instructions provided; or
   - if you are a user of the CREST system (including CREST Personal Members), having anappropriate CREST message transmitted.

   A proxy need not be a member of the Company.
2. Only those shareholders registered in the register of members of the Company as at 9:00 a.m. on 2 July 2003 shall be entitled to attend or vote at the meeting in respect of the number of shares in their names at that time (regulation 41 of the Uncertificated Securities Regulations 2001).
3. In the case of joint holders the signature of any of them will suffice, but the names of all joint holders should be shown, and the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the other joint holder(s) and for this purpose seniority shall be determined by the order in which the names appear in the register of members in respect of their joint holding.
4. The form of proxy should be in writing under the hand of the appointor or his/her agent duly authorised in writing. In the case of a corporation the form must be under seal or under the hand of a duly authorised agent or officer of the corporation whose authority should be stated.
5. Any alteration made to the form of proxy should be initialled by the person(s) signing it.
6. To appoint a proxy or to give an instruction to a previously appointed proxy via the CREST system, the CREST message must be received by the issuer's agent (ID 3RA50) by 9:00am on Wednesday 2 July 2003. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is

able to retrieve the message. CREST Personal Members or other CREST sponsored members and those CREST Members who have appointed voting service provider(s) should contact their CREST sponsor or voting service provider(s) for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual. We may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

7. To be effective the instrument appointing a proxy and, if appropriate, the authority under which it is signed, or an office or certified copy thereof, must be deposited at the office of the registrar not later than 9:00 a.m. on 2 July 2003.

8. There will be available for inspection at the registered office of the Company during normal business hours an any weekday (public holidays excepted) from the date of this notice until the date of the extraordinary general meeting and at the Hilton London Paddington Hotel, 146 Praed Street, London W2 1EE for 15 minutes prior to and during the extraordinary general meeting:
   (a) the register of Directors' interests in the ordinary shares of the Company;
   (b) the service contracts and letters of engagement of the Directors; and
   (c) the rules of the Kesa Group Employee Share Incentive Schemes and the draft trust deed of the Kesa Group Employee Benefit Trust to be approved at the extraordinary general meeting.

9. Appointment of a proxy will not prevent a member from attending and voting at the extraordinary general meeting should he/she decide to do so.

10. The form of proxy confers authority to demand or join in demanding a poll.

RNS Number:1691N
Kingfisher PLC
04 July 2003

4th July 2003

KINGFISHER PLC

SHAREHOLDERS APPROVE DEMERGER OF KESA ELECTRICALS PLC

At an Extraordinary General Meeting of Kingfisher plc ("Kingfisher") held this morning, all the resolutions to effect the demerger of Kingfisher's electricals business, Kesa Electricals plc ("Kesa Electricals"), including the consolidation of Kingfisher shares, were approved.

It is expected that the demerger will become effective on Monday, 7 July 2003 and that dealing in the consolidated shares in Kingfisher and Kesa Electricals will commence at opening of business on that day. Kesa Electricals will be listed on the London Stock Exchange and will have a secondary listing on the Premier Marche in Paris.

As a result of this approval of the Demerger, Jean-Noel Labroue resigns today as a Director of Kingfisher to become Chief Executive of Kesa Electricals.

The Company has determined that it will redeem the £200 million 8.125 per cent. Bonds due 2007 ("the Bonds") in accordance with their conditions. A notice of Redemption of the Bonds will be published in the Financial Times on Monday 7 July 2003.

Sir Francis Mackay, Chairman of Kingfisher plc, commented:

"I am delighted that shareholders have given this demerger such a strong vote of approval. This creates two independent businesses with strong brands, market leading positions and experienced management teams."

"On a personal note, I would like to thank all those who have worked hard to deliver this demerger on time, and also offer my best wishes for a bright future to Jean-Noel and all his colleagues at Kesa Electricals."

Enquiries	Telephone No
Kingfisher plc	
Ian Harding	+44 (0) 20 7644 1029
Loraine Woodhouse	+44 (0) 20 7644 1032
Kesa Electricals plc	
Analysts:	
Lucy Barber	+44 (0) 20 7251 3801
Press:	
Rollo Head	+44 (0) 20 7251 3801

Notes to Editors

1. Basis of the demerger

Conditional upon the admission to listing on the London Stock Exchange of the ordinary shares of Kesa Electricals ("Admission"), Kingfisher shareholders will be issued one Kesa Electricals share of nominal value of 5 pence for each Kingfisher share of nominal value of 13.75 pence held at the Demerger Record Time, being 6.00am, 7 July 2003.

Immediately after the demerger is effective, the share capital of the Kesa Electricals will be consolidated. Consequently, Kingfisher shareholders will receive one consolidated Kesa share of nominal value 25 pence for every five Kesa shares of nominal value 5 pence each held immediately following Admission.

In addition, immediately after the demerger is effective the share capital of Kingfisher will be consolidated on the basis of seven consolidated Kingfisher shares of 15 5/7pence each for every eight Kingfisher shares of 13.75 pence held at the Demerger Record Time.

2. Kingfisher is Europe's leading home improvement retailer. With more than 600 stores across Europe and Asia, Kingfisher is the world's most international home improvement retailer, enjoying market leading positions in the UK, France, Poland and Taiwan. Sales for the Home Improvement sector for the year to 1 February 2003 were over £6.7 billion, with retail profit of more than £534 million.

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Company	Kingfisher PLC
TIDM	KGF
Headline	Sale of Dubois Materiaux
Released	07:30 11 Jul 2003
Number	4302N

Kingfisher sells non-core French specialist builders merchant subsidiary, Dubois Matériaux, for Euro 100 million

Kingfisher announced today that it is selling its non-core French builders' merchant, Dubois Matériaux, to Point.P, which is part of Saint-Gobain Building Distribution. Point.P will pay a total consideration of approximately Euro 100 million. Completion is subject to clearance by the French competition authority, which is expected in autumn 2003. The sale proceeds will be used to reduce Kingfisher's debt. The impact of the transaction is expected to be earnings neutral but will give rise to an exceptional accounting loss on disposal of around £25 million.

Dubois Matériaux was founded in 1951 by the Dubois family and operates 14 sites across France. In the financial year ended 1 February 2003, Kingfisher consolidated sales of £156 million and post tax profits of around £2 million for Dubois Matériaux.

Kingfisher Chief Executive Officer Gerry Murphy said: "The disposal of this specialist builders' merchant business is consistent with Kingfisher's new focus on large-scale, mass merchandise home improvement retailing through our B&Q, Castorama and Brico Dépôt brands."

Enquiries	**Telephone No**
Kingfisher plc	
Ian Harding	+44 (0) 20 7644 1029
Loraine Woodhouse	+44 (0) 20 7644 1032

Notes to Editors

1. Kingfisher is Europe's leading home improvement retailer. With more than 600 stores across Europe and Asia, Kingfisher is the world's most international home improvement retailer, enjoying market leading positions in the UK, France, Poland and Taiwan. Sales for the year to 1 February 2003 were over £6.7 billion, with retail profit of more than £534 million.

2. Saint-Gobain Building Distribution is the leading European distributor of building materials. Its main brands are Point.P, Lapeyre, La Plateforme du Bâtiment, Jewson and Raab Karcher. Point.P is the leading building materials distributor in France.

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Kingfisher plc
File Reference 82-968



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Company	Kingfisher PLC
TIDM	KGF
Headline	Listing Particulars
Released	07:00 7 Aug 2003
Number	4021O

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 7th August 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List:

DETAILS OF ISSUE: EUR2,500,000,000 Euro Medium Term Note Programme

ISSUER: Kingfisher plc

INCORPORATED IN: England and Wales

GUARANTOR: Not applicable

INCORPORATED IN: Not applicable

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this for

Kingfisher plc
3 Sheldon Square
Paddington
London W2 6PX

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service
25 The North Colonnade, London E14 5HS.

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Kingfisher plc
File Reference 82-968



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Announcement Details

Company	Headline	Embargo	Last Update
Kingfisher PLC	Notice of Results	09:00 5 Aug 03	09:00 5 Aug 03

Full Announcement Text

5th August 2003

Announcement of Interim Results

The date of Kingfisher plc's forthcoming interim results announcement has been changed to 17th September 2003 to enable both Kingfisher plc and Kesa Electricals plc, Kingfisher's recently demerged electricals business, to announce on the same day.

Enquiries
Ian Harding +44 (0) 20 7644 1028
Loraine Woodhouse +44 (0) 20 7644 1032

Kingfisher plc +44 (0) 20 7372 8008
Kingfisher website www.kingfisher.com



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Company	Kingfisher PLC
TIDM	KGF
Headline	Disposal
Released	07:00 5 Sep 2003
Number	4295P

RNS Number:4295P
Kingfisher PLC
04 September 2003

4 September 2003

Update on sale of Reno-Depot

Further to its press release issued on 23rd April, Kingfisher plc announces that Canadian competition authority approval has now been given for the sale of its Canadian Home Improvement business, Reno-Depot Inc, to RONA Inc. The sale is now expected to complete later this month.

The final consideration is likely to be C$365 million, the additional C$10 million arising from working capital adjustments and interest receivable on the purchase price. The disposal of the portfolio of land for retail development, which was excluded from the sale to RONA, is continuing and should be completed by the year end.

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